UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 31, 2023
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Credit Suisse AG
(Registrant's Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K

consists of the

30 June 2023

Pillar 3 Report

for UBS Group

and significant regulated

subsidiaries and
sub-groups, which appears immediately following this page.

Pillar 3 Report

30 June 2023

UBS Group and significant regulated subsidiaries

and sub-groups

Terms used in this report, unless the context requires

otherwise
“UBS,” “UBS Group,” “UBS Group

AG consolidated,” “Group,”

“the Group,” “we,” “us” and

“our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”
UBS AG and its consolidated subsidiaries
“Credit Suisse AG” and “Credit Suisse

AG consolidated”
Credit Suisse AG and its consolidated subsidiaries
“Credit Suisse Group“ and “Credit Suisse Group

AG consolidated”
Pre-acquisition Credit Suisse Group
”Credit Suisse”

Credit Suisse AG and its consolidated subsidiaries,

Credit Suisse
Services AG and other small former Credit Suisse Group

entities now
directly held by UBS Group AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“Credit Suisse Group AG” and

“Credit Suisse Group AG standalone”
Credit Suisse Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“Credit Suisse AG standalone” Credit Suisse AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000
In this report, unless the context requires otherwise,

references

to any gender shall apply to all genders.

Table of contents
UBS Group

Section 1
Introduction and basis for preparation
6
Section 2
Key metrics
9
Section 3
Overview of risk-weighted assets
10
Section 4
Credit risk
22
Section 5
Counterparty credit risk
28
Section 6
Securitizations
33
Section 7
Market risk
38
Section 8
Going and gone concern requirements
and eligible capital
44
Section 9
Total

loss-absorbing capacity
45
Section 10
Leverage ratio
48
Section 11
Liquidity and funding
51
Section 12
Requirements for global systemically
important banks and related indicators
Significant regulated subsidiaries and sub-groups
52
Section 1
Introduction
53
Section 2
UBS AG consolidated
57
Section 3
UBS AG standalone
61
Section 4
UBS Switzerland AG standalone
68
Section 5
UBS Europe SE consolidated
69
Section 6
UBS Americas Holding LLC consolidated
71
Section 7
Credit Suisse AG consolidated
75
Section 8
Credit Suisse AG standalone
79
Section 9
Credit Suisse (Schweiz) AG consolidated
83
Section 10
Credit Suisse (Schweiz) AG standalone
87
Section 11
Credit Suisse International standalone
89
Section 12
Credit Suisse Holdings (USA),
Inc. consolidated

Appendix
91
Abbreviations frequently used in our financial reports
93
Cautionary statement
Contacts
General inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong SAR +852-2971 8888
Singapore +65-6495 8000
Investor Relations
UBS’s Investor Relations team
manages relationships with
institutional investors, research
analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234 4100
New York +1-212-882 5734
Media Relations
UBS’s Media Relations team

manages relationships with global
media and journalists.
ubs.com/media
Zurich +41-44-234 8500
mediarelations@ubs.com
London +44-20-7567 4714

ubs-media-relations@ubs.com
New York +1-212-882 5858

mediarelations@ubs.com
Hong Kong SAR +852-2971 8200
sh-mediarelations-ap@ubs.com
Office of the Group Company
Secretary
The Group Company Secretary
handles inquiries directed to the
Chairman or to other members
of the Board of Directors.
UBS Group AG, Office of the

Group Company Secretary
P.O.

Box, CH-8098 Zurich,
Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235 6652
Shareholder Services
UBS’s Shareholder Services team,

a unit of the Group Company
Secretary’s office, manages
relationships with shareholders and
the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
P.O.

Box, CH-8098 Zurich,
Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235 6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
P.O.

Box 505000

Louisville, KY 40233-5000, USA
Shareholder online inquiries:
www-us.computershare.com/
investor/contact
Shareholder website:
computershare.com/investor
Calls from the US

+1-866-305-9566
Calls from outside the US

+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2023. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

30 June 2023 Pillar 3 Report |
UBS Group | Introduction and basis for

preparation

4
UBS Group
Introduction and basis for preparation
Scope of Basel III Pillar 3 disclosures
The

Basel

Committee

on

Banking

Supervision

(the

BCBS)

Basel III

capital

adequacy

framework

consists

of

three
complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market,
operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review
process, emphasizing the need for a qualitative approach to supervising banks. Pillar

3 requires banks to publish a range
of disclosures, mainly covering risk, capital, leverage,

liquidity and remuneration.
This report

provides Pillar 3

disclosures for

the UBS

Group, including

the acquired

Credit Suisse

Group, and

prudential
key

figures

and

regulatory

information

for

UBS AG

consolidated

and

standalone,

UBS Switzerland

AG

standalone,
UBS Europe SE consolidated,

and UBS Americas Holding LLC consolidated, as

well as Credit Suisse AG consolidated

and
standalone, Credit Suisse

(Schweiz) AG consolidated and

standalone, Credit Suisse

International standalone, and

Credit
Suisse

Holdings

(USA),

Inc.

consolidated

in

the

respective

sections

under

“Significant

regulated

subsidiaries

and

sub-
groups.”

This Pillar 3 Report

has been prepared

in accordance

with Swiss Financial

Market Supervisory Authority

(FINMA) Pillar 3
disclosure requirements

(FINMA Circular

2016/1 “Disclosure

– banks”)

as revised

on 8 December

2021, the

underlying
BCBS guidance

“Revised Pillar

3 disclosure

requirements”

issued in

January 2015,

the “Frequently

asked questions

on
the revised Pillar 3

disclosure requirements”

issued in August 2016, the

“Pillar 3 disclosure requirements

– consolidated
and

enhanced

framework”

issued

in

March

2017

and

the

subsequent

“Technical

Amendment

–

Pillar 3

disclosure
requirements – regulatory treatment

of accounting provisions” issued in August 2018.
As UBS

is considered

a

systemically

relevant

bank

(an

SRB) under

Swiss banking

law, UBS Group

AG,

UBS AG,

Credit
Suisse AG

and Credit

Suisse (Schweiz)

AG are

required to

comply with

regulations based

on the

Basel III framework

as
applicable to Swiss SRBs on a consolidated basis.

Local

regulators

may

also

require

the

publication

of

Pillar 3

information

at

a

subsidiary

or

sub-group

level.

Where
applicable, these local disclosures

are provided under

“Holding company and significant

regulated subsidiaries and sub-
groups” at
ubs.com/investors
.
Significant regulatory developments, disclosure requireme

nts and other changes
Introduction of a public liquidity backstop in Switzerland
In

May

2023,

the

Swiss

Federal

Council

(the

SFC)

launched

a

consultation

on

the

introduction

of

a

public

liquidity
backstop

(the

PLB)

for

systemically

important

banks

(SIBs)

which

was

initially

implemented

as

part

of

the

emergency
ordinance

issued

in

connection

with

Credit

Suisse

Group.

The

proposed

legislative

changes

aim

to

establish

the

PLB
instrument as part

of ordinary law

in order to

enable the Swiss

government and the Swiss

National Bank to

support an
SIB domiciled

in Switzerland with

liquidity in

the process of

resolution, in line

with other

financial centers.

The introduction
of

the

PLB

is intended

to

increase

the

confidence

of

market

participants

in

the

ability

of

SIBs

to

become

successfully
recapitalized and remain solvent in a crisis. The final proposal is expected to be presented to the Swiss Parliament by the
SFC in September 2023, and, if adopted, legislative changes

are expected to come into force

by January 2025.

Further developments regarding the acquisition of Credit

Suisse Group by UBS
The Swiss Federal

Department of Finance

(the FDF) is

undertaking a review of

the circumstances that

led to the

acquisition
of the Credit Suisse Group by UBS.

In May 2023, it convened a

group of experts on banking stability to

work on strategic
considerations

regarding

the

role

of

banks

and

the

national

framework

related

to

the

stability

of

the

Swiss

financial
center.

The

group

of experts

is expected

to present

its

findings

to the

FDF in

the

third

quarter

of 2023.

The

experts’
findings will be considered by the SFC in its bi-annual

too-big-to-fail (TBTF) review report

by April 2024.

30 June 2023 Pillar 3 Report |
UBS Group | Introduction and basis for

preparation

5
Impact of our acquisition of Credit Suisse Group on

Basel III Pillar 3 disclosures
On 12 June 2023,

UBS Group AG

acquired Credit

Suisse Group

AG, succeeding

by operation

of Swiss

law to all

assets
and liabilities

of Credit

Suisse Group

AG, and

became the

direct or

indirect shareholder

of all

of the

former direct

and
indirect subsidiaries of Credit

Suisse Group AG. UBS

has accounted for

the acquisition as a

business combination under
IFRS 3,

Business

Combinations,

applying

the

acquisition

method

of

accounting.

As

part

of the

acquisition

method

of
accounting,

the

assets

and

liabilities

of

the

Credit

Suisse

Group

have

been

converted

from

US

generally

accepted
accounting principles (GAAP)

to International Financial

Reporting Standards (IFRS) and

have been remeasured

at fair value
at the acquisition date. The acquisition of the Credit Suisse Group resulted in a USD

237.7bn increase in RWA. As agreed
with FINMA, the aggregation

of the advanced measurement

approach (AMA) models

considering diversification effects
resulted in a USD 10bn reduction in operational

risk RWA in the second quarter of 2023.

In addition, UBS Group will be
subject to higher too-big-to-fail capital requirements

for market share and total exposure

after an appropriate transition
period to

be agreed

with FINMA.

The phase

in of

the increased

capital requirements

will commence

from the

end of
2025

and

will

be

completed

by

the

beginning

of

2030

at

the

latest.

We

enhanced

the

Pillar

3

report

to

include

the
following disclosures as a result of that acquisition.
– CR10 – Specialized lending
– SEC1 – Securitization exposures in the banking book
– SEC2 – Securitization exposures in the trading book
–
SEC3 – Securitization exposures

in the banking book and

associated regulatory capital requirements

– bank acting as
originator or as sponsor
–
SEC4 – Securitization exposures

in the banking book and

associated regulatory capital requirements

– bank acting as
investor
– MR1 – Market risk under standardized approach
–
Significant regulated subsidiaries and sub-groups related

to Credit Suisse
›
Refer to the “Acquisition of Credit Suisse Group” section

and “Note 2 Acquisition

of Credit Suisse Group” in the “Consolidated
financial statements” section of the UBS Group second

quarter 2023 report, available under “Quarterly reporting” at
ubs.com/investors , for more information
Frequency and comparability of Pillar 3 disclosures

FINMA

has

specified

the

reporting

frequency

for

each

disclosure,

as

outlined

in

the

“Introduction

and

basis

for
preparation” section of

the 31 December 2022

Pillar 3 Report, available under

“Pillar 3 disclosures” at
ubs.com/investors
.
In line with

the FINMA-specified disclosure frequency and

requirements for disclosure with

regard to comparative periods,
we provide quantitative

comparative information as

of 31 March 2023

for disclosures required

on a quarterly

basis and
as of 31 December

2022 for disclosures required

on a semi-annual

basis. Where specifically

required by FINMA and

/ or
the BCBS, we disclose comparative information for additional reporting dates.
Where required, movement commentary

is aligned with the corresponding

disclosure frequency required by

FINMA and
always

refers

to

the

latest

comparative

period.

Throughout

this

report,

signposts

are

displayed

at

the

beginning

of

a
section, table

or chart

–
Semi-annual | Quarterly |

– indicating

whether the

disclosure is

provided semi-annually

or quarterly.

A
triangle symbol –
▲ ▲

– indicates the end of the signpost.
›
Refer to the 31 March 2023 Pillar 3 Report, available

under “Pillar 3 disclosures” at
ubs.com/investors , for more information about
previously published quarterly movement commentary

›
Refer to the 31 December 2022 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors , for more information
about previously published semi-annual movement commentary

30 June 2023 Pillar 3 Report |
UBS Group | Key metrics

Key metrics
Key metrics of the second quarter of 2023
Quarterly |
The KM1 and KM2 tables below are based on Basel Committee on Banking Supervision (BCBS) Basel III rules. The
KM2 table includes a reference to the

total loss-absorbing capacity (TLAC) term sheet, published by the Financial Stability
Board

(the

FSB).

The

FSB

provides

this

term

sheet

at
fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-
term-sheet
.
Our capital ratios increased, reflecting an increase in our common equity tier 1 (CET1) capital,

partly offset by an increase
in risk-weighted assets (RWA).

Our leverage ratio decreased, reflecting an increase in

the leverage ratio denominator (the
LRD), largely offset by an increase in our CET1 capital.
Our CET1

capital

increased

by USD 35.7bn

to USD

80.3bn,

predominantly

due to

the

acquisition

of

the

Credit

Suisse
Group, which resulted in an

increase of USD 36.1bn as of the

acquisition date (including transitional CET1 purchase price allocation adjustments of USD 5.0bn as described below).
As part

of the

acquisition of

the Credit

Suisse Group,

the assets

acquired and

liabilities assumed,

including contingent
liabilities, were recognized at fair value as of the acquisition date in accordance with IFRS 3,
Business Combinations
. The
purchase price allocation (PPA)

fair value adjustments required

under IFRS 3 are

recognized as part

of negative goodwill
and include

effects on

financial instruments

measured at

amortized cost,

such as

fair value

impacts from

interest rates
and own credit,

that are expected

to accrete

back to par

through the income

statement as the

instruments are held

to
maturity. Similar

own-credit-related effects have

also been

recognized as

part of

the PPA

adjustments on

financial liabilities
measured at fair value. As agreed with the Swiss Financial Market Supervisory Authority (FINMA), a transitional common equity tier 1 (CET1) capital treatment has been applied for certain of these fair value adjustments, given the substantially temporary

nature

of the

IFRS-3-accounting-driven

effects.

As such,

IFRS

equity reductions

of USD

5.9bn (pre-tax)

and
USD 5.0bn (net of

tax) as of

the acquisition date

have been neutralized

for CET1 capital

calculation purposes, of

which
USD 1.0bn (net of tax)

relate to own-credit-related

fair value adjustments. The

transitional treatment is

subject to linear
amortization and will reduce to nil by 30 June 2027.
Our tier 1 capital

increased by USD 35.6bn

to USD 93.3bn, predominantly

reflecting the aforementioned

increase in CET1
capital.
The TLAC

available as

of 30 June

2023 included

CET1 capital,

additional tier 1

(AT1) capital

and non-regulatory

capital
elements

of

TLAC.

Under

the

Swiss

systemically

relevant

bank

framework,

including

transitional

arrangements,

TLAC
excludes 45%

of the

gross unrealized

gains on

debt instruments

measured at

fair value

through other

comprehensive
income for accounting

purposes, which for

regulatory capital purposes

are measured at

the lower of

cost or market

value.
This amount was negligible as of 30 June 2023 but is included as available TLAC in the KM2 table in this section.
Our available TLAC increased

by USD 85.7bn to USD 196.0bn,

mainly reflecting a

USD 52.6bn increase in TLAC

-eligible
senior unsecured

debt and

the aforementioned

increase in

tier 1 capital,

slightly offset

by a

low-trigger loss-absorbing
tier 2 capital instrument of USD 2.4bn that

ceased to be eligible as it had

less than one year to maturity. The

increase of
USD 52.6bn in TLAC-eligible senior

unsecured debt was mainly

due to the acquisition

of the Credit Suisse

Group, as 48
TLAC-eligible senior

unsecured debt

instruments denominated

in US

dollars, euro,

pounds sterling

and yen

amounting
to USD 53.5bn equivalent that

were originally issued by the

Credit Suisse Group were

assumed as gone concern

capital
by the UBS Group. In addition,

there was a USD 2.2bn increase

in gone concern capital as the

nominal amounts of two
TLAC-eligible

senior

unsecured

debt

instruments

not

bought

back

under

a

tender

offer

were

eligible

again

as

gone
concern capital in the second quarter of 2023 following the expiration of the tender offer on 4 April 2023. These effects were partly offset by calls of three TLAC-eligible unsecured debt instruments denominated in US dollars and Swiss francs amounting to

USD 2.4bn equivalent, and

interest rate risk

hedge, foreign-currency translation

and other effects.

On 6 July
2023,

UBS

announced

that

it

would

redeem

TLAC-eligible

senior

unsecured

debt

on

30 July

2023

(ISINs

144A:
US902613AB45 / Reg S: USH42097BS52 with a nominal amount

of USD 1.3bn, issued on 30 July 2020). This instrument
remained eligible as gone concern capital as of 30 June 2023.
RWA

increased

by

USD 234.9bn

to USD 556.6bn,

primarily

due

to

the

acquisition

of

the

Credit

Suisse

Group,

which
resulted in an increase in RWA of USD 237.7bn. Excluding that acquisition, RWA decreased by USD 2.8bn, mainly driven by decreases of USD 5.0bn in

operational risk and USD 1.0bn in

market risk RWA, partly offset

by increases of USD 1.7bn
in credit risk and USD 0.5bn in counterparty credit risk (CCR) RWA.

30 June 2023 Pillar 3 Report |
UBS Group | Key metrics

Leverage

ratio

exposure

increased

by

USD 663.4bn

to

USD 1,677.9bn,

mainly

driven

by

the

acquisition

of

the

Credit
Suisse Group,

which resulted

in an

increase of

USD 644.4bn in

the LRD.

Excluding the

acquisition of

the Credit

Suisse
Group,

the

LRD

increased

by

USD 19.0bn,

mainly

driven

by

higher

central

bank

balances,

trading

portfolio

assets,
securities

financing

transactions,

off-balance

sheet

exposures

and

derivative

exposures,

partly

offset

by

a

decrease

in
lending assets.
The quarterly average liquidity

coverage ratio (the LCR) of

the UBS Group increased

13.3 percentage points to 175.2%,
remaining above the

prudential requirement communicated by

the Swiss Financial

Market Supervisory Authority (FINMA).
The movement in the average LCR

was primarily driven by an increase in

high-quality liquid assets (HQLA) of USD 26.9bn
to USD 257.1bn. This increase was substantially related

to Credit Suisse HQLA, which were mainly

made up of cash and
government bonds. The

increase in HQLA

was partly offset

by a

USD 2.8bn increase in

net cash outflows

to USD 145.0bn,
predominantly attributable

to Credit

Suisse’s net

cash outflows

related to

customer

deposits, credit

commitments and
derivatives.

These

outflows

were

partly

offset

by

inflows

from

loans

in

Credit

Suisse,

as

well

as

lower

outflows

from
deposits and prime brokerage transactions of the UBS Group excluding

Credit Suisse.

As

of

30 June

2023,

the

net

stable

funding

ratio

(the

NSFR)

of

the

UBS

Group

decreased

0.1 percentage

points

to
117.6%,

remaining

above

the

prudential

requirement

communicated

by

FINMA.

The

NSFR

for

UBS Group

excluding
Credit Suisse improved compared

with 31 March 2023

and this effect was

offset by the acquisition

of the Credit

Suisse
Group. Available stable funding

increased by USD 316.8bn

to USD 873.1bn, predominantly

driven by the acquisition

of
the

Credit

Suisse

Group,

mainly

reflecting

deposit

balances,

debt

securities

issued,

regulatory

capital

and,

to

a

lesser
extent, securities financing transactions. The

increase in the UBS

Group excluding Credit Suisse was

predominantly driven
by

higher

customer

deposits

and

debt

securities

issued.

Required

stable

funding

increased

by

USD 269.4bn

to
USD 742.1bn,

substantially

reflecting

the

acquisition

of

the

Credit

Suisse

Group.

This

balance

predominantly

includes
lending assets and, to a

lesser extent, derivative balances and trading

portfolio assets. Required stable funding in

the UBS
Group excluding Credit Suisse decreased slightly, mainly

driven by lower trading assets.

30 June 2023 Pillar 3 Report |
UBS Group | Key metrics

KM1: Key metrics
USD m, except where indicated
30.6.23 31.3.23 31.12.22 30.9.22 30.6.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1
80,258 44,590 45,457 44,664 44,798
1a Fully loaded ECL accounting model CET1 80,258 44,590 45,457 44,664 44,794
2 Tier 1
1
93,287 57,694 58,321 59,359 59,907
2a Fully loaded ECL accounting model Tier 1 93,287 57,694 58,321 59,359 59,902
3 Total capital
1
93,287 58,182 58,806 59,845 60,401
3a Fully loaded ECL accounting model total capital 93,287 58,182 58,806 59,845 60,396
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA) 556,603 321,660 319,585 310,615 315,685
4a Minimum capital requirement
2
44,528 25,733 25,567 24,849 25,255
4b Total risk-weighted assets (pre-floor) 556,603 321,660 319,585 310,615 315,685
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1
14.42 13.86 14.22 14.38 14.19
5a Fully loaded ECL accounting model CET1 ratio (%) 14.42 13.86 14.22 14.38 14.19
6 Tier 1 ratio (%)
1
16.76 17.94 18.25 19.11 18.98
6a Fully loaded ECL accounting model Tier 1 ratio (%) 16.76 17.94 18.25 19.11 18.98
7 Total capital ratio (%)
1
16.76 18.09 18.40 19.27 19.13
7a Fully loaded ECL accounting model total capital ratio (%) 16.76 18.09 18.40 19.27 19.13
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%) 2.50 2.50 2.50 2.50 2.50
9 Countercyclical buffer requirement (%) 0.11 0.09 0.07 0.02 0.02
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)
0.30 0.27 0.27 0.26
10 Bank G-SIB and / or D-SIB additional requirements (%) 1.00 1.00 1.00 1.00 1.00
11 Total of bank CET1 specific buffer requirements (%)
3
3.61 3.59 3.57 3.52 3.52
12 CET1 available after meeting the bank’s minimum capital requirements (%) 8.76 9.36 9.72 9.88 9.69
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure 1,677,877 1,014,446 1,028,461 989,787 1,025,422
14 Basel III leverage ratio (%)
1
5.56 5.69 5.67 6.00 5.84
14a Fully loaded ECL accounting model Basel III leverage ratio (%)
5.56 5.69 5.67 6.00 5.84
Liquidity coverage ratio (LCR)
4
15
Total high-quality liquid assets (HQLA)

257,107 230,208 238,585 240,420 249,364
16 Total net cash outflow 144,973 142,160 145,972 147,832 155,082
16a of which: cash outflows 275,298 264,653 262,123 263,699 268,641
16b of which: cash inflows 130,325 122,493 116,151 115,866 113,559
17 LCR (%)
175.24 161.93 163.72 162.68 160.85
Net stable funding ratio (NSFR)
18 Total available stable funding 873,061 556,270 561,431 533,866 551,877
19 Total required stable funding 742,130 472,662 468,496 443,487 456,328
20 NSFR (%) 117.64 117.69 119.84 120.38 120.94
1 As of 1 July

2022, our capital amounts exclude the transitional

relief of recognizing ECL allowances and provisions in

CET1 capital in accordance with FINMA Circular

2013/1 “Eligible capital – banks”.

2 Calculated
as 8% of total RWA,

based on total capital minimum

requirements, excluding CET1 buffer

requirements.

3 Excludes non-BCBS capital buffer

requirements for risk-weighted positions

that are directly or indirectly
backed by residential properties in Switzerland.

4 Calculated after the application of haircuts

and inflow and outflow rates,

as well as, where applicable,

caps on Level 2 assets and cash

inflows. Calculated based
on an average

of 64 data

points in the

second quarter

of 2023

and 64 data

points in the

first quarter

of 2023.

For the

prior-quarter data

points, refer

to the respective

Pillar 3 Report,

available under

“Pillar 3
disclosures” at ubs.com/investors, for more information.
KM2: Key metrics – TLAC requirements (at resolution group level)
1
USD m, except where indicated
30.6.23 31.3.23 31.12.22 30.9.22 30.6.22
1 Total loss-absorbing capacity (TLAC) available
2

196,040

110,319

105,312

104,745

106,249
1a

Fully loaded ECL accounting model TLAC available

196,040

110,319

105,312

104,745

106,244
2 Total RWA at the level of the resolution group

556,603

321,660

319,585

310,615

315,685
3 TLAC as a percentage of RWA (%)

35.22

34.30

32.95

33.72

33.66
3a
Fully loaded ECL accounting model TLAC as a percentage of fully loaded
ECL accounting model RWA (%)

35.22

34.30

32.95

33.72

33.65
4 Leverage ratio exposure measure at the level of the resolution group

1,677,877

1,014,446

1,028,461

989,787

1,025,422
5 TLAC as a percentage of leverage ratio exposure measure (%)

11.68

10.87

10.24

10.58

10.36
5a
Fully loaded ECL accounting model TLAC as a percentage of fully loaded
ECL accounting model leverage exposure measure (%)

11.68

10.87

10.24

10.58

10.36
6a
Does the subordination exemption in the antepenultimate

paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6b Does the subordination exemption in the penultimate paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6c
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external
TLAC if no cap was applied (%)
N/A – Refer to our response to 6b.
1 Resolution group level is defined as the UBS

Group AG consolidated level.

2 As of 1 July 2022, our capital amounts

exclude the transitional relief of recognizing

ECL allowances and provisions in CET1 capital

in
accordance with FINMA Circular 2013/1 “Eligible capital – banks”.
▲

30 June 2023 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

9
Overview of risk-weighted assets
Overview of RWA and capital requirements
Quarterly |
The OV1

table below

provides an

overview of

our risk-weighted

assets (RWA)

and the

related minimum

capital
requirements by

risk type.

The table

presented is

based on

the respective

Swiss Financial

Market Supervisory

Authority
(FINMA) template and empty rows indicate current non-applicability to UBS.
During the second quarter of 2023, RWA increased by USD 234.9bn to USD 556.6bn, primarily due to the acquisition of the

Credit

Suisse

Group,

which

resulted

in

an

increase

in

RWA

of

USD 237.7bn.

Excluding

that

acquisition,

RWA
decreased by USD 2.8bn, mainly

driven by decreases of

USD 5.0bn in

operational risk and USD 1.0bn

in market risk RWA,
partly offset by increases of USD 1.7bn in credit risk and USD 0.5bn in counterparty credit risk (CCR) RWA.
Credit risk RWA increased by USD 121.4bn, primarily driven by the acquisition of the Credit Suisse Group,

which resulted
in an

increase

of

USD 119.7bn.

Excluding

that

acquisition,

credit

risk

RWA

increased

by

USD 1.7bn,

mainly

driven

by
increases of USD 1.4bn

related to currency effects

and USD 0.9bn related to

model updates, partly

offset by a decrease
of USD 0.6bn related

to asset size

and other movements. Asset

size and other

movements decreased RWA by

USD 0.6bn,
mainly driven by

lower RWA on

loans in the

Investment Bank and

on nostro accounts

in Group Functions,

partly offset
by higher RWA on loans in in Personal & Corporate Banking

and Global Wealth Management.
CCR RWA increased

by USD 8.4bn,

primarily driven

by the acquisition

of the Credit

Suisse Group, which

resulted in an
increase

of USD 7.9bn.

Excluding

that acquisition,

CCR RWA

increased

by USD

0.5bn, primarily

due to

an increase

in
asset size

and other

movements

of 2.0bn

,

mainly

as a

result of

higher RWA

from de

rivatives in

the Investment

Bank,
partly offset by

a decrease related

to model updates

of 1.4bn. The

model updates primarily

related to the

recalibration
of certain

multipliers as

a result

of our

improvements to

models, as

well as

updates to

the internal

model method

for
derivatives.
Market risk RWA increased

by USD 8.5bn, primarily driven

by the acquisition of the

Credit Suisse Group, which resulted
in an increase of USD 9.5bn. Excluding that

acquisition, market risk RWA decreased

by USD 1.0bn,

driven by a decrease
from asset

size and

other movements in

the Investment Bank’s

Global Markets business

and a

decrease related to

ongoing
parameter updates of the value-at-risk (VaR) model.
Operational risk RWA increased by

USD 64.0bn, as a result of

the acquisition of the

Credit Suisse Group. The aggregation
of

the

advanced

measurement

approach

(AMA)

models

considering

diversification

effects

resulted

in

a

USD 10bn
reduction in

RWA in

the second

quarter of

2023. The

diversification effects

were allocated

equally to

Group Functions
and

Corporate

Center

(Credit

Suisse)

for

the

second

quarter

of

2023 reporting

and

will

be

allocated

to

the

business
divisions and Group Items based on the updated Group allocation methodology in the third quarter of 2023.

The flow tables for

credit risk, CCR

and market

risk RWA in the

respective sections

of this report

provide further details
about the movements in RWA in the second quarter

of 2023.
›
Refer to the “Introduction and basis for preparation” section of this report for more information about the regulatory standards applied
›
Refer to the “Capital management” section of

the UBS Group second quarter 2023 report,

available under ”Quarterly reporting”
at ubs.com/investors
, for more information about capital management and RWA, including details regarding movements in RWA
during the second quarter of 2023

30 June 2023 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

10
OV1: Overview of RWA
RWA
Section or table
reference
Minimum
capital
requirements
1
USD m 30.6.23 31.3.23 31.12.22 30.6.23
1 Credit risk (excluding counterparty credit risk)

286,557

165,174

162,889

4

22,925
2 of which: standardized approach (SA)

70,842

43,757

41,930
CR4

5,667
2a of which: non-counterparty-related risk

18,730

12,838

12,855
CR4

1,498
3 of which: foundation internal ratings-based (F-IRB) approach
4 of which: supervisory slotting approach

3,432
CR10

275
5 of which: advanced internal ratings-based (A-IRB) approach

212,282

121,417

120,958
CR6

16,983
6 Counterparty credit risk
2

43,123

34,702

36,630
5, CCR1, CCR8

3,450
7 of which: SA for counterparty credit risk (SA-CCR)

8,193

7,239

6,785

655
8 of which: internal model method (IMM)

20,329

15,921

16,438
CCR7

1,626
8a of which: value-at-risk (VaR)

8,472

7,402

9,421
CCR7

678
9 of which: other CCR

6,129

4,139

3,987

490
10 Credit valuation adjustment (CVA)

9,335

4,067

4,310
5, CCR2

747
11 Equity positions under the simple risk-weight approach

7,477

4,187

3,768
4, CR10

598
12 Equity investments in funds – look-through approach

2,849

717

638

228
13 Equity investments in funds – mandate-based approach

936

1,095

1,250

75
14 Equity investments in funds – fallback approach

847

266

236

68
15 Settlement risk

743

331

408

59
16 Securitization exposures in banking book

13,702

313

271

6

1,096
17 of which: securitization internal ratings-based approach (SEC-IRBA)

7,609

609
18
of which: securitization external ratings-based approach (SEC-ERBA),

including internal assessment
approach (IAA)

887

28

28

6

71
19 of which: securitization standardized approach (SEC-SA)

5,206

285

243

6

416
20 Market Risk

23,637

15,102

13,478
6,7

1,891
21 of which: standardized approach (SA)

1,092

371

463
MR1

87
22 of which: internal models approach (IMA)

22,545

14,730

13,015
MR2

1,804
23 Capital charge for switch between trading book and banking book
3
24 Operational risk

145,426

81,379

81,379

11,634
25 Amounts below thresholds for deduction (250% risk weight)
4

21,973

14,326

14,328

1,758
25a

of which: deferred tax assets

12,419

11,349

11,381

993
26 Floor adjustment
5
27 Total

556,603

321,660

319,585

44,528
1 Calculated

based on

8% of

RWA.

2 Excludes

settlement risk,

which is

separately reported

in line

15 “Settlement

risk.” Includes

RWA with

central counterparties.

The split

between the

sub-components of
counterparty credit risk refers to the calculation of the exposure measure.

3 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk

(the Fundamental Review
of the Trading Book).

4 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk-weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions

(banks, insurance and other financial entities) and deferred tax assets arising from temporary differences.

5 A floor adjustment is
required when 80% of our Basel I RWA,

including the RWA equivalent of the Basel I

capital deductions, exceeds our Basel III

RWA, including the RWA equivalent of the

Basel III capital deductions. The

Credit Suisse
Group and the UBS Group were not impacted by the Basel I floor prior to the merger.

We do not expect the UBS Group to be subject to a Basel I Floor adjustment going forward.
▲
Credit risk
Introduction
Semi-annual |
The parameters applied under the advanced internal ratings-based (A-IRB) approach are generally based on the same methodologies, data and systems we use

for internal credit risk quantification, except where certain treatments are
specified

by

regulatory

requirements.

These

include,

for

example,

the

application

of

regulatory

prescribed

floors

and
multipliers, and

differences with

respect to

eligibility criteria and

exposure definitions. The

exposure information presented
in

this

section

may

thus

differ

from

our

internal

management

view

disclosed

in

the

“Risk

management

and

control”
sections of

the quarterly

and annual reports.

Similarly, the

regulatory capital

prescribed measure

of credit

risk exposure
also differs from how it is defined under International Financial

Reporting Standards (IFRS).
▲
Credit quality of assets
Semi-annual |
The

CR1 table

below

provides

a

breakdown

of

defaulted

and

non-defaulted

loans,

debt

securities

and

off-
balance

sheet

exposures.

The

table

includes

a

split

of

expected

credit

loss

(ECL)

accounting

provisions

based

on

the
standardized approach and the internal ratings-based

approach.
Increases in net carrying values

of Loans and Debt securities,

when compared with 31 December

2022, are explained in
the

CR3

table

in

this

report.

The

net

carrying

value

of

Off-balance

sheet

exposures

increased

by

USD 68.5bn

to
USD 127.9bn, primarily driven by

the acquisition of

the Credit Suisse

Group, which resulted

in an increase

of USD 69.9bn.
Excluding

that

acquisition,

Off-balance

sheet

exposures

decreased

by

USD 1.3bn,

primarily

related

to

guarantees

in
Personal & Corporate Banking.
›
Refer to the “CR3: Credit risk mitigation techniques

– overview” table in this section for more information

about the net value
movements related to Loans and Debt securities shown

in the table below
›
Refer to “Credit risk” in the “Risk management and

control” section of the Annual Report 2022, available

under ”Annual
reporting” at ubs.com/investors
, for more information about the

definitions of default and credit impairment and to

“Credit risk
exposure categories” in this section for more information about the classification of loans and debt securities

30 June 2023 Pillar 3 Report |
UBS Group | Credit risk

CR1: Credit quality of assets
Gross carrying amounts of:

Allowances /
impairments
5
Of which: ECL accounting provisions
for credit losses on SA exposures
Of which: ECL
accounting
provisions for
credit losses on
IRB exposures Net values USD m
Defaulted
exposures
1
Non-defaulted
exposures
Allocated in
regulatory
category of
Specific
2
Allocated in
regulatory
category of
General
2
30.6.23
1 Loans
3

5,276

935,659

(1,367)

(80)

(80)

(1,207)

939,568
2 Debt securities

68

90,095

(4)

(4)

90,160
3 Off-balance sheet exposures
4

614

127,570

(252)

(1)

(6)

(245)

127,931
4 Total

5,958

1,153,323

(1,622)

(81)

(89)

(1,452)

1,157,659
31.12.22
1 Loans
3

2,222

584,393

(881)

(72)

(44)

(764)

585,734
2 Debt securities

79,964

(3)

(3)

79,961
3 Off-balance sheet exposures
4

233

59,339

(159)

(1)

(3)

(155)

59,413
4 Total

2,455

723,695

(1,043)

(73)

(50)

(919)

725,107
1 Defaulted exposures include stage 3 and defaulted purchased credit impaired (PCI) under IFRS 9. Refer to “Note 8 Expected credit loss measurement”

in the “Consolidated financial statements” section of the UBS
Group second quarter 2023 for more information about IFRS 9.

2 Specific provisions include stage 3 expected credit loss (ECL) allowances and additional ECL allowances on defaulted PCI assets. General provisions include stage 1 and 2 ECL

allowances and additional ECL allowances

on non-defaulted PCI assets.

3 Loan exposure is reported in

line with the Pillar 3

definition. Refer to “Credit risk exposure

categories” in the
“Credit risk“ section of the 31

December 2022 Pillar 3 Report,

available under “Pillar 3 disclosures”

at ubs.com/investors, for

more information about the classification

of loans and debt securities.

4 Off-balance
sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable as well

as uncommitted credit facilities, even if

they attract RWA.

5 Expected credit loss allowances and provisions

amounted to USD 1,868m as of 30

June 2023,
as disclosed in “Note 8

Expected credit loss measurement” in

the “Consolidated financial statements”

section of the UBS Group

second quarter 2023. This

Pillar 3 table excludes ECL

on securitization on- and off-
balance sheet exposures (30 June

2023: USD 165m; 31 December 2022:

n/a), revocable off-balance sheet exposures (30

June 2023: USD 74m; 31

December 2022: USD 40m), ECL on exposures

subject to counterparty
credit risk (30 June 2023: USD 5m;

31 December 2022: USD 6m) and

ECL on irrevocable committed prolongation of

loans that do not give rise

to additional credit exposures (30 June

2023: USD 3m; 31 December
2022: USD 2m).
▲
Semi-annual |
The CR2

table below

presents changes

in the

stock of

defaulted loans,

debt securities

and off-balance

sheet
exposures for the first

half of 2023.

The total amount of

defaulted loans and debt

securities was USD 6.0bn as

of 30 June
2023, an increase of USD 3.5bn compared

with 31 December 2022.
CR2: Changes in stock of defaulted loans, debt securities and off-balance sheet exposures
USD m
For the half year
ended 30.6.23
1
For the half year
ended 31.12.22
1
1
Defaulted loans, debt securities and off-balance sheet exposures as of the beginning of the half year

2,455

2,605
2
Loans and debt securities that have defaulted since the

last reporting period

596

485
3 Returned to non-defaulted status

(186)

(351)
4 Amounts written off

(38)

(46)
5 Other changes

3,131
5a of which: acquisition of Credit Suisse Group

3,298
5b of which: other
2

(167)

(238)
6
Defaulted loans, debt securities and off-balance sheet exposures as of the end of the half year

5,958

2,455
1 Off-balance sheet

exposures include unutilized

credit facilities,

guarantees provided

and forward starting

loan commitments,

but exclude prolongations

of loans that

do not increase

the initially committed

loan
amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract

RWA.

2 Includes primarily partial or full repayments, as well as currency effects.
▲

30 June 2023 Pillar 3 Report |
UBS Group | Credit risk

Credit risk mitigation
Semi-annual |

The CR3

table below

provides a

breakdown of

loans and

debt securities

into unsecured

and partially

or fully
secured exposures, with additional information about the

security type.

Compared with 31 December 2022, the carrying amount of

unsecured loans increased by USD 148.3bn to USD 356.1bn
and unsecured debt securities increased

by USD 10.0bn to USD 90.0bn,

primarily driven by the acquisition

of the Credit
Suisse

Group,

which

resulted

in

an

increase

of

USD 158.2bn

in

unsecured

loans

and

USD 11.3bn

in

unsecured

debt
securities. Excluding that acquisition, the carrying amount of unsecured loans decreased by USD 9.8bn to USD 197.9bn,
mainly due to

decreases in cash

and bank balances

at central banks

of USD 10.0bn.

The carrying amount

of unsecured
debt securities decreased by USD 1.3bn to USD 78.7bn,

mainly due to high-quality liquid assets (HQLA)

maturing.
The carrying amount of

partially or fully secured

exposures increased by

USD 205.7bn to USD 583.7bn,

primarily driven
by the acquisition of the

Credit Suisse Group, which

resulted in an increase of

USD 204.4bn. Excluding that acquisition

,
the carrying amount

of partially and

fully secured exposures increased

by USD 1.3bn, mainly as

a result of

currency effects
in Personal & Corporate Banking.
CR3: Credit risk mitigation techniques – overview
1
Secured portion of exposures partially or fully secured:
USD m
Exposures fully
unsecured: carrying
amount
Exposures partially
or fully secured:
carrying amount
Total: carrying
amount
Exposures secured
by collateral
Exposures secured
by financial
guarantees
Exposures secured
by credit derivatives
30.6.23
1 Loans
2

356,056

583,512

939,568

524,676

7,181

34
1a of which: cash and balances at central
banks

260,557

260,557
2 Debt securities

89,951

208

90,160

202
3 Total

446,007

583,720

1,029,728

524,879

7,181

34
4 of which: defaulted

3

831

3,925

4,757

2,630

360
31.12.22
1 Loans
2

207,732

378,002

585,734

358,946

3,047

21
1a of which: cash and balances at central
banks

168,826

168,826
2 Debt securities

79,961

79,961
3 Total

287,693

378,002

665,695

358,946

3,047

21
4 of which: defaulted

180

1,506

1,686

1,034

93
1 Exposures in this table represent carrying amounts in

accordance with the regulatory scope of consolidation.

2 Loan exposure is reported in line with the

Pillar 3 definition. Refer to “Credit risk exposure categories”
in the “Credit risk“ section of the 31 December 2022 Pillar 3

Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about the classification of loans and debt securities.

3

Includes
purchased credit-impaired (PCI) positions when defaulted.
▲

30 June 2023 Pillar 3 Report |
UBS Group | Credit risk

Credit risk under the standardized approach
Introduction
The standardized approach

is generally applied where

using the A-IRB approach

is not feasible. Under

the standardized
approach we use, where possible, credit ratings from external credit assessment institutions (ECAIs) to determine the risk weightings applied to rated counterparties.

Credit risk exposure and credit risk mitigation effects
Semi-annual

|
The

CR4

table

below

illustrates

the

credit

risk

exposure

and

effect

of

credit

risk

mitigation

(CRM)

on

the
calculation

of

capital

requirements

under

the

standardized

approach.

Compared

with

31 December

2022,

exposures
post-credit

conversion

factors

(CCF)

and

post-CRM

increased

by

USD 102.8bn

to

USD 173.4bn.

RWA

increased

by
USD 28.9bn to USD 70.8bn, primarily driven by the acquisition of the Credit Suisse Group, which resulted in an increase
of exposures post-CCF

and post-CRM by

USD 100.7bn and

RWA by USD 27.2bn.

Excluding that

acquisition, exposures
post-CCF and post-CRM increased by USD 2.1bn, and RWA

increased by USD 1.7bn.
CR4: Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects
1
Exposures

before CCF and CRM
Exposures

post-CCF and post-CRM RWA and RWA density
USD m, except where indicated
On-balance
sheet
amount
Off-balance
sheet
amount Total
On-balance
sheet
amount
Off-balance
sheet
amount Total RWA
RWA density
in %
30.6.23
Asset classes
1 Central governments and central banks

68,617

20

68,637

68,019

0

68,019

550

0.8
2 Banks and securities dealers

17,955

2,462

20,417

17,853

1,188

19,041

4,681

24.6
3 Public-sector entities and multi-lateral development banks

3,347

4,158

7,505

3,342

1,261

4,603

1,294

28.1
4 Corporates
2

44,969

22,239

67,208

43,855

6,007

49,862

36,826

73.9
5 Retail

10,052

3,297

13,349

9,818

237

10,055

7,864

78.2
6 Equity
7 Other assets

20,776

1,406

22,182

20,502

1,325

21,827

19,627

89.9
7a of which: non-counterparty related assets

19,674

246

19,920

19,674

246

19,920

18,730

94.0
7b of which: others

1,102

1,160

2,263

828

1,080

1,907

896

47.0
8 Total

165,716

33,581

199,298

163,388

10,018

173,406

70,842

40.9
31.12.22
Asset classes
1 Central governments and central banks

4,767

4,767

4,771

1

4,772

276

5.8
2 Banks and securities dealers

13,540

1,212

14,752

13,518

529

14,047

3,001

21.4
3 Public-sector entities and multi-lateral development banks

3,158

1,757

4,915

3,158

781

3,938

1,021

25.9
4 Corporates
2

23,309

12,769

36,078

23,311

3,003

26,314

18,699

71.1
5 Retail

7,987

3,132

11,119

7,879

199

8,079

6,078

75.2
6 Equity
7 Other assets

13,229

245

13,474

13,229

245

13,474

12,855

95.4
7a of which: non-counterparty related assets

13,229

245

13,474

13,229

245

13,474

12,855

95.4
7b of which: others
8 Total

65,990

19,115

85,105

65,866

4,758

70,624

41,930

59.4
1 Exposures in this table represent carrying amounts

in accordance with the regulatory scope of consolidation.

2 Loans to corporates secured by residential real

estate have been reclassified from asset class Retail
to Corporates. Prior period numbers have been restated accordingly.
▲

30 June 2023 Pillar 3 Report |
UBS Group | Credit risk

Exposures by asset class and risk weight
Semi-annual |
The CR5

table

below shows

credit

risk exposures

under the

standardized

approach

by asset

classes

and risk
weights

applied.

Compared

with

31 December

2022,

exposures

increased

by

USD 102.8bn

to

USD 173.4bn,
predominantly

driven

by

the

acquisition

of

the

Credit

Suisse

Group,

which

resulted

in

an

increase

of

exposures

by
USD 100.7bn. Excluding that acquisition, exposures

increased by USD 2.1bn, primarily in the Corporates

asset class.
CR5: Standardized approach – exposures by asset classes and risk weights
USD m
Risk weight 0% 10% 20% 35% 50% 75% 100% 150% Others
Total credit
exposures amount
(post-CCF and post-
CRM)
30.6.23
Asset classes
1 Central governments and central banks

67,360

139

31

451

37

68,019
2 Banks and securities dealers

16,734

1,970

331

6

19,041
3 Public-sector entities and multi-lateral development banks

426

2,996

974

205

2

4,603
4 Corporates
1

9,155

2,362

4,748

37

30,852

580

2,128
2

49,862
5 Retail

2,635

2,405

4,769

246

10,055
6 Equity
7 Other assets

2,309

19,508

9

21,827
7a of which: non-counterparty related assets

1,189

18,730

19,920
7b of which: others

1,120

778

9

1,907
8 Total

70,095

29,024

4,997

7,724

2,442

56,116

871

2,138

173,406
9 of which: secured by real estate
3

4,997

83

146

4,869

10,094
10 of which: past due
4

468

98

565
31.12.22
Asset classes
1 Central governments and central banks

4,454

51

1

266

4,772
2 Banks and securities dealers

13,436

594

16

14,047
3 Public-sector entities and multi-lateral development banks

12

3,255

603

68

3,938
4 Corporates
1

7,267

2,397

245

43

16,276

4

82
2

26,314
5 Retail

2,731

1,018

4,270

58

8,079
6 Equity
7 Other assets

619

12,855

13,474
7a of which: non-counterparty related assets

619

12,855

13,474
7b of which: others
8 Total

5,084

24,010

5,129

1,443

1,061

33,751

63

82

70,624
9 of which: secured by real estate
3

5,129

81

99

3,690

8,998
10 of which: past due
4

283

115

399
1 Loans to

corporates secured by

residential real estate have

been reclassified from

asset class Retail

to Corporates.

Prior-period numbers

have been restated

accordingly.

2 Includes exposures secured

by credit
derivatives cleared through central counterparties risk-weighted at 2% or 4%.

3 Includes both residential mortgages and claims secured by other properties, such as commercial real estate.

4 Includes exposure to
defaulted counterparties and purchased credit impaired (PCI) positions. Prior-period numbers have been restated accordingly.

▲
Credit risk under the advanced internal ratings-based

approach
Introduction
Under the A-IRB

approach, the

required capital

for credit risk

is quantified through

empirical models developed

by UBS
Group and Credit

Suisse Group to estimate

the probability of

default (PD), loss given

default (LGD), exposure

at default
(EAD) and other parameters, subject to Swiss Financial Market

Supervisory Authority (FINMA) approval.
Credit risk exposures by portfolio and PD range
Semi-annual |
The
CR6 table

below provides

information about

credit risk

exposures under

the A-IRB

approach, including

a
breakdown of

the main

parameters used

in A-IRB

models to

calculate the

capital requirements,

presented by

portfolio
and PD range across FINMA-defined asset classes.

Compared with

31 December

2022, EAD

post-CCF and

post-CRM increased

by USD

327.0bn to

USD 1,035.2bn,

and
RWA increased

by USD 91.3bn

to USD 212.3bn,

primarily driven

by the

acquisition

of the

Credit Suisse

Group, which
resulted

in

an

increase

of

USD 333.8bn

in

EAD

post-CCF

and

post-CRM

and

USD 89.1bn

in

RWA.

Excluding

that
acquisition,

EAD post-CCF and

post-CRM decreased

by USD 6.7bn

to USD 701.4bn,

and RWA increased

by USD 2.3bn
to USD 123.2bn across various asset classes.
In

the

Central

governments

and

central

banks

asset

class,

EAD

post-CCF

and

post-CRM

increased

by

USD 35.5bn

to
USD 253.2bn, and

RWA increased

by USD 1.1bn

to USD 4.5bn,

primarily driven

by the

acquisition of

the Credit

Suisse
Group, with an EAD

post-CRM impact of USD 48.7bn and

an RWA impact of

USD 1.2bn. Excluding that acquisition, EAD
post-CCF and post-CRM

decreased by USD 13.2bn

to USD 204.5bn, primarily

driven by decreases

in nostros and

HQLA
in Group Functions.

30 June 2023 Pillar 3 Report |
UBS Group | Credit risk

In the Banks and securities dealers asset

class, EAD post-CCF and post-CRM increased by USD 8.9bn to

USD 19.8bn, and
RWA increased by USD 1.3bn

to USD 7.9bn, primarily driven by the acquisition of the

Credit Suisse Group,

with an EAD
post-CCF and post-CRM impact

of USD 9.7bn and an RWA

impact of USD 2.2bn. Excluding

that acquisition, EAD post-
CCF and post-CRM decreased by USD 0.8bn to

USD 10.1bn, and RWA decreased

by USD 0.9bn to USD 5.7bn.
In the Public-sector entities and

multi-lateral development banks asset

class, EAD post-CCF and

post-CRM decreased by
USD 0.1bn to USD 8.6bn,

and RWA increased

by USD 0.1bn to

USD 0.9bn, primarily driven

by the acquisition

of Credit
Suisse Group, with an EAD

post-CCF and post-CRM impact

of USD 0.6bn and an RWA

impact of USD 0.2bn. Excluding
that acquisition, EAD

post-CCF and post-CRM decreased by

USD 0.7bn to USD 8.0bn, and

RWA decreased by USD 0.1bn
to USD 0.7bn.
In the Corporates:

specialized lending asset class, EAD

post-CCF and post-CRM increased by

USD 32.4bn to USD 61.3bn,
and RWA increased

by USD 14.1bn to

USD 27.3bn, primarily

driven by the

acquisition of the

Credit Suisse Group,

with
an EAD post-CCF and post-CRM

impact of USD 31.5bn

and an RWA impact of

USD 13.9bn. Excluding that acquisition,
EAD post-CCF

and

post-CRM

increased

by USD

0.9bn to

USD 29.7bn,

primarily due

to currency

effects

in Personal

&
Corporate

Banking.

RWA

increased

by

USD 0.3bn

to

USD 13.4bn,

primarily

driven

by

currency

effects

and

business
growth in Personal & Corporate Banking.
In the

Corporates:

other lending

asset class,

EAD post-CCF

and post-CRM

increased

by USD 78.5bn

to USD 140.1bn

,
and RWA increased

by USD 46.5bn to

USD 84.5bn, primarily

driven by the

acquisition of the

Credit Suisse Group,

with
an EAD post-CRM impact of USD 76.7bn and an

RWA impact of USD 45.2bn. Excluding that acquisition,

EAD post-CCF
and post-CRM increased

by USD 1.8bn to

USD 63.4bn, primarily driven

by an

increase in loans,

as well as

currency effects,
in Personal

& Corporate

Banking.

RWA increased

by USD

1.3bn to

USD 39.3bn,

primarily due

to the

phase-in

impact
related to updates to the LGD model for private equity and

hedge fund financing trades in the Investment Bank.
In the Retail: residential mortgages asset class,

EAD post-CCF and post-CRM increased by USD 122.2bn to USD 297.1bn, and RWA increased

by USD 21.6bn to

USD 60.0bn, primarily

driven by the

acquisition of the

Credit Suisse Group,

with
an EAD post-CCF and post-CRM impact of USD 114.2bn and an RWA impact of USD 18.5bn. Excluding that acquisition,
EAD post-CCF

and post-CRM

increased by

USD 8.0bn to

USD 182.8bn, primarily

due to

currency effects

and business
growth in Personal &

Corporate Banking and Global Wealth

Management. RWA increased by USD 3.1bn to

USD 41.5bn,
mainly reflecting currency effects.
In the

Retail: qualifying revolving

retail exposures

(QRRE) asset class,

EAD post-CCF and

post-CRM increased by

USD 0.8bn
to USD 5.7bn,

and RWA increased

by USD 0.3bn

to USD 1.3bn,

primarily driven

by the

acquisition of the

Credit Suisse
Group, with

an EAD

post-CCF

and post-CRM

impact of

USD 0.5bn and

an RWA

impact of

USD 0.2bn. Excluding

the
impact of

that acquisition,

EAD post-CCF

and post-CRM

increased by

USD 0.3bn to

USD 5.2bn and

RWA increased

by
USD 0.1bn to USD 1.1bn.
In the

Retail: other

retail asset

class, EAD

post-CRM increased

by USD 48.8bn

to USD 249.5bn,

and RWA

increased by
USD 6.4bn to

USD 26.0bn,

primarily driven

by the

acquisition

of the

Credit Suisse

Group, with

an EAD

post-CCF

and
post-CRM impact of USD 51.8bn and an RWA impact of USD 7.8bn. Excluding that acquisition, EAD post-CCF and post-
CRM

decreased

by

USD 3.0bn

to

USD 197.7bn,

primarily

driven

by

a

decrease

in

Lombard

loans

in

Global

Wealth
Management. RWA

decreased by

USD 1.4bn to

USD 18.2bn, mainly

due to

the aforementioned

reduction in

Lombard
loans.
›
Refer to the “Introduction and basis for preparation” section of the 31 March 2023 Pillar 3 Report, available

under “Pillar 3
disclosures” at ubs.com/investors
, for more information about credit risk RWA for the first quarter of 2023,

including details
regarding movements in RWA

30 June 2023 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures pre-
CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
Average
maturity in
years RWA
RWA density
in % EL Provisions
2
Central Governments and central banks as of 30.6.23
0.00 to <0.15

256,575

601

257,175

54.9

252,259

0.0
<0.1

30.0

1.1

3,492

1.4

8
0.15 to <0.25

443

81

525

35.0

472

0.2
<0.1

50.2

1.2

158

33.4

0
0.25 to <0.50

109

0

109

9.8

64

0.4
<0.1

53.5

1.8

44

68.7

0
0.50 to <0.75

66

0

66

12.8

8

0.6
<0.1

44.6

1.7

5

64.8

0
0.75 to <2.50

101

17

118

51.2

5

1.2
<0.1

17.2

3.8

4

81.5

0
2.50 to <10.00

602

229

830

35.9

75

5.1
<0.1

50.9

2.9

140

187.9

2
10.00 to <100.00

240

71

310

35.0

111

28.1
<0.1

62.0

1.0

380

343.7

19
100.00 (default)
5

426

0

426

9.8

227

100.0
<0.1

2.8

241

106.0

5
Subtotal

258,561

999

259,560

47.4

253,222

0.1

0.2

30.1

1.1

4,463

1.8

35

17
Central Governments and central banks as of 31.12.22
0.00 to <0.15

214,433

2

214,435

40.3

216,920

0.0
<0.1

32.4

1.1

2,921

1.3

9
0.15 to <0.25

810

0

810

0.0

729

0.2
<0.1

43.7

1.0

196

26.9

1
0.25 to <0.50
0.50 to <0.75

57

0

57

12.6

3

0.5
<0.1

17.0

3.3

1

32.0

0
0.75 to <2.50

73

36

109

42.3

4

1.5
<0.1

34.9

3.6

5

130.5

0
2.50 to <10.00

262

285

547

36.0

21

5.7
<0.1

46.8

2.0

36

166.8

1
10.00 to <100.00

56

70

125

35.0

56

28.0
<0.1

75.0

1.0

232

415.8

12
100.00 (default)

10

0

10

10.2

2

100.0
<0.1

2.9

2

106.0

5
Subtotal

215,700

393

216,093

36.4

217,735

0.0

0.1

32.4

1.1

3,393

1.6

27

5
Banks and securities dealers as of 30.6.23
0.00 to <0.15

12,878

1,829

14,707

55.7

15,679

0.1

1.9

52.0

0.9

2,439

15.6

5
0.15 to <0.25

679

469

1,148

38.3

872

0.2

0.3

60.0

1.6

538

61.7

1
0.25 to <0.50

844

346

1,189

43.1

810

0.4

0.2

60.6

1.0

628

77.6

2
0.50 to <0.75

64

225

289

44.5

162

0.6

0.1

48.9

1.1

140

86.7

0
0.75 to <2.50

905

969

1,874

68.2

1,439

1.5

0.2

50.9

2.0

2,012

139.8

11
2.50 to <10.00

1,175

552

1,726

42.9

765

5.5

0.2

68.4

1.0

1,960

256.2

30
10.00 to <100.00

116

31

147

45.9

30

13.4
<0.1

67.8

1.0

108

359.0

3
100.00 (default)
5

51

0

51

0.0

51

100.0
<0.1

2.1

54

106.0
Subtotal

16,710

4,421

21,131

53.3

19,807

0.7

3.1

53.2

1.0

7,879

39.8

51

5
Banks and securities dealers as of 31.12.22
0.00 to <0.15

6,182

1,248

7,429

47.2

7,282

0.1

0.5

53.6

1.1

1,684

23.1

3
0.15 to <0.25

712

380

1,092

37.3

920

0.2

0.4

56.2

1.6

514

55.9

2
0.25 to <0.50

308

411

719

43.0

455

0.4

0.2

64.5

1.1

387

85.1

1
0.50 to <0.75

113

121

235

51.1

167

0.6

0.1

52.1

1.1

157

93.9

1
0.75 to <2.50

500

1,175

1,675

79.0

1,336

1.6

0.2

47.5

3.2

2,088

156.3

10
2.50 to <10.00

797

580

1,378

43.2

655

4.6

0.2

64.7

1.0

1,533

234.1

20
10.00 to <100.00

150

45

195

42.4

66

16.2
<0.1

68.2

2.1

263

398.4

7
100.00 (default)
Subtotal

8,761

3,961

12,722

54.7

10,881

0.7

1.6

54.3

1.4

6,626

60.9

44

13

30 June 2023 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures pre-
CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
Average
maturity in
years RWA
RWA density
in % EL Provisions
2
Public sector entities, multilateral developmental banks as of 30.6.23
0.00 to <0.15

6,561

2,835

9,396

6.9

7,102

0.0

0.2

35.5

1.2

424

6.0

0
0.15 to <0.25

340

848

1,188

12.1

449

0.2

0.2

27.2

2.5

107

23.7

0
0.25 to <0.50

806

417

1,222

22.4

880

0.3

0.2

27.7

2.3

289

32.8

1
0.50 to <0.75

6

4

10

46.5

8

0.7
<0.1

36.4

1.5

4

55.0

0
0.75 to <2.50

1

1

3

5.9

1

1.2
<0.1

18.6

1.8

1

80.3

0
2.50 to <10.00

75

111

187

45.0

128

5.2
<0.1

5.5

4.0

29

22.7

0
10.00 to <100.00
100.00 (default)
5
Subtotal

7,790

4,215

12,005

10.5

8,567

0.1

0.6

33.8

1.4

853

10.0

3

0
Public sector entities, multilateral developmental banks as of 31.12.22
0.00 to <0.15

7,067

614

7,682

18.7

7,263

0.0

0.2

37.9

1.1

417

5.7

1
0.15 to <0.25

405

565

970

25.2

553

0.2

0.2

25.6

2.2

118

21.4

0
0.25 to <0.50

741

403

1,144

22.7

827

0.3

0.2

27.2

2.2

244

29.4

1
0.50 to <0.75

3

1

3

16.0

2

0.6
<0.1

11.2

1.8

0

14.9

0
0.75 to <2.50
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

8,217

1,583

9,800

22.0

8,646

0.1

0.6

36.1

1.2

779

9.0

2

0
Corporates: specialized lending as of 30.6.23
0.00 to <0.15

11,318

3,888

15,207

53.9

13,936

0.1

1.4

18.8

2.3

2,394

17.2

2
0.15 to <0.25

5,585

2,430

8,015

44.0

6,667

0.2

0.7

21.9

2.5

1,754

26.3

2
0.25 to <0.50

8,672

4,905

13,577

31.6

10,333

0.3

1.5

23.1

2.2

4,130

40.0

8
0.50 to <0.75

8,088

5,145

13,232

29.7

9,596

0.6

1.0

24.1

1.8

4,692

48.9

14
0.75 to <2.50

15,959

4,969

20,927

34.0

17,861

1.3

2.1

24.3

2.1

11,223

62.8

59
2.50 to <10.00

2,432

550

2,983

51.4

2,717

3.3

0.4

32.1

1.5

2,918

107.4

29
10.00 to <100.00

10

0

10

10

17.5
<0.1

24.5

1.1

16

158.5

0
100.00 (default)
5

232

14

245

57.5

148

100.0
<0.1

2.3

157

106.0

118
Subtotal

52,295

21,902

74,197

37.5

61,267

1.0

7.2

22.8

2.1

27,282

44.5

233

133
Corporates: specialized lending as of 31.12.22
0.00 to <0.15

4,143

1,017

5,160

68.1

4,835

0.1

0.5

13.6

2.0

330

6.8

0
0.15 to <0.25

2,597

986

3,583

50.3

2,916

0.2

0.3

23.0

2.1

630

21.6

1
0.25 to <0.50

4,361

2,534

6,895

33.0

5,178

0.4

0.6

27.4

1.9

2,043

39.5

5
0.50 to <0.75

3,712

2,299

6,011

35.4

4,464

0.6

0.5

26.0

1.8

2,036

45.6

7
0.75 to <2.50

8,550

3,017

11,567

28.6

9,360

1.3

1.3

27.6

1.8

5,875

62.8

35
2.50 to <10.00

1,810

423

2,233

55.4

2,046

3.3

0.3

35.0

1.6

2,177

106.4

23
10.00 to <100.00

1

0

1

0.0

1

11.0
<0.1

36.0

2.5

1

169.2

0
100.00 (default)

151

2

153

70.9

50

100.0
<0.1

4.8

53

106.0

104
Subtotal

25,324

10,278

35,602

38.3

28,850

1.0

3.6

24.9

1.9

13,145

45.6

176

119

30 June 2023 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures pre-
CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
Average
maturity in
years RWA
RWA density
in % EL Provisions
2
Corporates: other lending as of 30.6.23
0.00 to <0.15

28,324

70,388

98,712

26.4

48,019

0.1

12.5

39.8

2.0

10,311

21.5

11
0.15 to <0.25

11,440

25,620

37,059

30.6

18,978

0.2

4.3

43.6

2.2

8,726

46.0

18
0.25 to <0.50

11,035

15,284

26,319

34.4

15,881

0.4

5.3

39.2

2.2

9,279

58.4

22
0.50 to <0.75

7,482

8,965

16,446

37.9

10,559

0.6

4.7

35.5

2.2

7,306

69.2

24
0.75 to <2.50

20,213

15,684

35,897

39.7

24,805

1.5

13.0

34.2

2.3

20,245

81.6

123
2.50 to <10.00

12,306

17,986

30,291

46.3

17,816

5.1

6.8

34.1

2.5

23,901

134.2

312
10.00 to <100.00

972

717

1,688

56.7

1,165

17.6

0.4

22.9

2.6

1,699

145.8

51
100.00 (default)
5

3,331

745

4,077

46.3

2,855

100.0

1.8

2.0

3,026

106.0

334
Subtotal

95,100

155,389

250,490

32.4

140,078

3.2

48.7

37.3

2.2

84,494

60.3

895

1,066
Corporates: other lending as of 31.12.22
0.00 to <0.15

12,395

19,869

32,264

37.5

19,348

0.1

7.3

34.7

1.8

4,308

22.3

4
0.15 to <0.25

4,102

6,856

10,958

35.6

6,566

0.2

2.3

40.3

2.1

2,896

44.1

6
0.25 to <0.50

5,956

6,183

12,138

35.2

7,854

0.4

3.0

36.0

2.3

4,564

58.1

10
0.50 to <0.75

4,809

3,558

8,367

38.7

6,088

0.6

3.0

29.8

2.1

3,747

61.5

12
0.75 to <2.50

9,866

8,132

17,998

39.9

12,159

1.4

10.7

29.0

2.1

8,305

68.3

50
2.50 to <10.00

5,679

9,191

14,870

41.7

8,421

4.4

5.0

33.0

2.4

12,546

149.0

123
10.00 to <100.00

327

442

770

57.8

462

15.0

0.2

23.9

1.9

869

187.9

17
100.00 (default)

1,023

250

1,272

39.6

726

100.0

0.8

2.8

769

106.0

325
Subtotal

44,157

54,480

98,637

38.3

61,625

2.3

32.4

32.8

2.1

38,003

61.7

546

575
Retail: residential mortgages as of 30.6.23
0.00 to <0.15

114,036

2,575

116,612

49.8

117,265

0.1

185.0

17.8

6,305

5.4

18
0.15 to <0.25

50,067

1,398

51,465

56.1

52,408

0.2

57.6

18.9

6,202

11.8

18
0.25 to <0.50

62,771

1,909

64,680

54.9

65,630

0.3

74.9

20.3

12,682

19.3

45
0.50 to <0.75

19,209

607

19,815

73.7

19,747

0.6

18.3

28.7

5,923

30.0

35
0.75 to <2.50

28,775

2,742

31,517

59.7

30,533

1.3

31.2

31.5

16,162

52.9

129
2.50 to <10.00

9,048

373

9,421

78.1

9,355

4.4

9.4

32.5

9,769

104.4

132
10.00 to <100.00

1,124

24

1,148

94.5

1,152

15.2

1.0

31.1

1,970

171.1

54
100.00 (default)
5

892

13

905

68.3

964

100.0

1.2

1,021

106.0

27
Subtotal

285,923

9,640

295,562

57.3

297,054

0.8

378.5

21.1

60,034

20.2

459

225
Retail: residential mortgages as of 31.12.22
0.00 to <0.15

76,314

1,358

77,672

53.1

77,043

0.1

139.0

18.9

3,230

4.2

13
0.15 to <0.25

20,092

271

20,363

75.3

20,291

0.2

22.9

25.5

2,076

10.2

10
0.25 to <0.50

26,641

489

27,130

76.6

26,994

0.4

29.3

27.5

4,770

17.7

26
0.50 to <0.75

16,731

351

17,081

82.5

17,021

0.6

14.6

30.5

5,054

29.7

33
0.75 to <2.50

23,178

1,390

24,568

78.9

24,273

1.3

26.2

33.8

12,966

53.4

109
2.50 to <10.00

7,506

333

7,838

82.7

7,784

4.4

8.4

33.6

8,217

105.6

113
10.00 to <100.00

916

20

936

97.1

936

15.1

0.9

31.4

1,598

170.8

44
100.00 (default)

503

1

504

77.4

478

100.0

0.7

506

106.0

26
Subtotal

171,880

4,212

176,092

70.7

174,820

0.9

242.0

24.8

38,417

22.0

374

186

30 June 2023 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures pre-
CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
Average
maturity in
years RWA
RWA density
in % EL Provisions
2
Retail: qualifying revolving retail exposures (QRRE) as of 30.6.23
0.00 to <0.15

264

3,739

4,003

53.1

2,249

0.0

457.4

37.5

48

2.1

0
0.15 to <0.25

140

1,417

1,557

49.4

840

0.2

203.4

41.8

56

6.7

1
0.25 to <0.50

175

629

804

50.9

495

0.4

97.4

45.5

65

13.1

1
0.50 to <0.75

151

352

503

49.7

326

0.6

69.7

46.8

70

21.5

1
0.75 to <2.50

836

750

1,586

56.0

1,279

1.3

700.5

49.3

470

36.7

8
2.50 to <10.00

382

236

618

21.0

391

4.2

85.0

49.8

358

91.7

8
10.00 to <100.00

69

10

79

56.0

74

19.3

16.0

56.3

183

246.9

8
100.00 (default)
5

52

0

52

0.0

31

100.0

26.5

33

106.0

21
Subtotal

2,069

7,133

9,202

51.2

5,685

1.5

1,655.9

42.9

1,284

22.6

48

34
Retail: qualifying revolving retail exposures (QRRE) as of 31.12.22
0.00 to <0.15

245

3,628

3,873

53.0

2,169

0.0

457.1

37.4

46

2.1

0
0.15 to <0.25

131

1,368

1,499

49.3

805

0.2

201.6

41.9

55

6.8

1
0.25 to <0.50

163

595

758

51.1

467

0.4

95.6

45.6

62

13.3

1
0.50 to <0.75

144

342

486

49.9

315

0.6

70.2

46.8

69

21.8

1
0.75 to <2.50

362

706

1,069

58.0

720

1.4

143.7

49.1

295

41.0

5
2.50 to <10.00

297

258

555

18.3

291

4.6

81.7

52.0

312

107.3

7
10.00 to <100.00

61

10

70

56.0

66

19.3

14.7

56.2

164

249.0

7
100.00 (default)

47

0

47

0.0

28

100.0

25.9

30

106.0

19
Subtotal

1,450

6,907

8,357

51.2

4,861

1.4

1,090.5

41.9

1,033

21.3

40

32
Retail: other retail as of 30.6.23
3
0.00 to <0.15

142,154

417,291

559,447

15.4

206,676

0.0

512.1

35.5

11,234

5.4

29
0.15 to <0.25

7,399

11,685

19,084

17.8

9,510

0.2

13.0

33.6

1,430

15.0

5
0.25 to <0.50

7,833

13,741

21,574

18.2

10,339

0.4

15.7

28.5

2,198

21.3

11
0.50 to <0.75

6,201

12,199

18,401

20.1

8,658

0.6

16.3

26.3

2,390

27.6

14
0.75 to <2.50

7,477

10,958

18,435

21.6

9,852

1.4

113.1

37.7

5,087

51.6

50
2.50 to <10.00

3,780

1,038

4,819

24.4

4,035

5.1

90.6

47.0

3,218

79.8

96
10.00 to <100.00

120

76

196

25.1

139

17.6

1.0

30.9

117

84.0

8
100.00 (default)
5

299

8

306

6.9

299

100.0

5.3

317

106.0

15
Subtotal

175,263

466,997

642,260

15.8

249,508

0.3

767.1

35.0

25,993

10.4

230

34
Retail: other retail as of 31.12.22
3
0.00 to <0.15

112,246

293,242

405,488

18.2

165,459

0.0

476.9

29.2

8,095

4.9

20
0.15 to <0.25

4,477

8,336

12,814

20.9

6,215

0.2

11.4

27.7

808

13.0

3
0.25 to <0.50

7,096

11,982

19,078

19.1

9,379

0.4

14.4

28.1

1,982

21.1

9
0.50 to <0.75

6,982

13,524

20,506

20.5

9,752

0.6

18.8

23.8

2,424

24.9

15
0.75 to <2.50

6,607

8,983

15,590

22.3

8,608

1.1

34.4

39.7

4,692

54.5

37
2.50 to <10.00

1,029

891

1,920

17.0

1,179

4.5

3.2

63.4

1,413

119.9

38
10.00 to <100.00

62

43

105

28.4

74

19.9

1.0

27.5

59

79.2

4
100.00 (default)

92

1

93

71.0

82

100.0
<0.1

87

106.0

10
Subtotal

138,592

337,003

475,595

18.5

200,748

0.2

560.2

29.5

19,561

9.7

137

27
Total 30.6.23

893,712

670,695

1,564,408

21.6

1,035,187

0.9

2,861.2

29.8

1.5
4

212,282

20.5

1,953

1,514
Total 31.12.22

614,082

418,816

1,032,899

23.0

708,165

0.6

1,930.9

30.0

1.3
4

120,958

17.1

1,345

957
1 Numbers of obligors represent an aggregation of the client relationships in the UBS Group excluding Credit Suisse along with the client relationships in Credit Suisse. RWA calculations are based on the applicable rules and models approved by FINMA for the respective legal entities. Refer to the “Introduction and basis for preparation” section of this report for more information about the approach applied for regulatory calculations and disclosures.

2 In line with BCBS Pillar 3 disclosure requirements, provisions are only provided for the sub-totals by asset class. Provisions reflect IFRS Expected Credit Losses (ECL) accounting provisions for credit losses on A-IRB exposures.

3 The “Retail: other retail” asset class includes risk-weighted assets of USD 3.5bn related to a new model for structured margin loans and similar products in Global Wealth Management. The USD 3.5bn was phased in over five quarters until June 2022, and is related to the expected
impact of the model, which is planned to be introduced in the second half of

2023. The associated changes to PD and LGD,

as well as a refinement to the asset class allocation, primarily toward the corporate asset class, will only be reflected

with the introduction of the new model.

4 Retail asset classes are excluded
from the average maturity, as maturity is not relevant for risk weighting.

5 Includes defaulted purchased credit-impaired (PCI) positions.
▲

30 June 2023 Pillar 3 Report |
UBS Group | Credit risk

Credit derivatives used as CRM techniques
Semi-annual |
Where credit

derivatives are

used as credit

risk mitigation,

the PD of

the obligor

is in general

substituted with
the PD of the

hedge provider.

In addition, default correlation

between the obligor

and the hedge provider

is taken into
account

through

the

double

default

approach.

The

impact

of

credit

derivatives

used

as

CRM

techniques

on

internal
ratings-based

(IRB) credit

risk

has been

immaterial

for

past

reporting

periods

and

continued

to

be

immaterial

for

this
reporting period. Therefore

,

we have discontinued the disclosure

of the “CR7: IRB –

effect on RWA

of credit derivatives
used as CRM techniques” table,

in line with FINMA Circular 2016/6, general

principles of disclosure.

›
Refer to the “CCR6: Credit derivatives exposures”

table in the “Counterparty credit risk” section of this

report for notional and fair
value information about credit derivatives used as

CRM
▲
RWA flow statements of credit risk exposures under IRB
Quarterly |

The CR8

table below

provides a

breakdown of

the credit

risk RWA

movements in

the second

quarter of

2023
across movement

categories defined

by the

Basel Committee

on Banking

Supervision (the

BCBS). These

categories are
described in the

“Credit risk”

section of the

31 December 2022 Pillar

3 Report, available

under “Pillar 3

disclosures” at
ubs.com/investors
.
Credit risk RWA under the IRB approach increased by USD 94.3bn to USD 215.7bn during the second quarter of 2023.

The

increase

in RWA

related

to acquisitions

and

disposals

was

primarily

driven by

the

acquisition

of

the

Credit

Suisse
Group, which resulted in an increase

of USD 92.5bn. The balance includes

credit risk under the advanced

IRB approach,
as well as credit risk under the supervisory slotting approach.

The movements

in asset

size, asset

quality and

model updates

are related

to impacts

other than

the acquisition

of the
Credit Suisse Group.
Movements

in

asset

size

increased

RWA

by

USD 2.0bn,

mainly

due

to

an

increase

in

mortgage

loans

in

Personal

&
Corporate Banking, as well as higher balances with central banks. This was partly offset by a reduction in loans and loan commitments to corporates in the Investment Bank.

Movements in asset quality, including changes

in risk density across the overall portfolio,

decreased RWA by USD 2.3bn,
mainly due to an improvement in the risk profile in the Investment

Bank, partly offset by a slight deterioration in the risk
profile related to mortgage portfolios in Personal & Corporate

Banking and Global Wealth Management.
Model updates resulted

in an increase

of USD 0.9bn, primarily

driven by a

USD 0.6bn quarterly phase-in

impact related
to

the

LGD

model

for

private

equity

and

hedge

fund

financing

trades,

and

a

USD 0.6bn

increase

related

to

a model
update for income-producing real estate.

30 June 2023 Pillar 3 Report |
UBS Group | Credit risk

CR8: RWA flow statements of credit risk exposures under IRB
USD m
For the quarter
ended 30.6.23
For the quarter
ended 31.3.23
1 RWA as of the beginning of the quarter

121,417

120,958
2 Asset size

2,042

(4,920)
3 Asset quality

(2,320)

3,339
4 Model updates

933

1,346
5 Methodology and policy
5a of which: regulatory add-ons
6 Acquisitions and disposals

92,486
6a of which: acquisition of Credit Suisse Group

92,486
6b of which: other
7 Foreign exchange movements

1,156

694
8 Other
9 RWA as of the end of the quarter

215,714

121,417
▲
Semi-annual |
The table

below provides

information about

specialized lending

exposures,

subject to

the supervisory

slotting
approach. Exposures related to specialized

lending for the UBS Group

excluding Credit Suisse are included

in CR6: IRB –
Credit risk exposures by portfolio and PD range.
CR10: Specialized lending
USD m, except where indicated
On-balance sheet
amount
Off-balance sheet
amount
Risk weight
in % Exposure amount
1
RWA EL
30.6.23
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong Less than 2.5 years

719

63

50

749

397
Equal to or more than 2.5 years

298

555

70

574

426

2
Good Less than 2.5 years

1,296

214

70

1,387

1,029

6
Equal to or more than 2.5 years

591

136

90

640

610

5
Satisfactory

731

139

115
2

753

918

21
Weak

7

27

250

20

52

2
Default

165

0

165

0

83
Total

3,806

1,134

4,287

3,432

118
High-volatility commercial real estate
Regulatory categories and remaining maturity
Strong Less than 2.5 years

70
Equal to or more than 2.5 years

95
Good Less than 2.5 years

95
Equal to or more than 2.5 years

120
Satisfactory

140
2
Weak

250
Default

2

1

1
Total

2

1

1
1 Exposure amounts in connection with income-producing real estate.

2 For a portion of the exposure, a risk weight of 120% is applied.
▲
Equity exposures
Semi-annual |

The table below provides information about our equity exposures under the simple risk-weight method.
CR10: IRB (equities under the simple risk-weight method)
USD m, except where indicated
On-balance sheet
amount
Off-balance sheet
amount
Risk weight
in %
1
Exposure amount
2
RWA
1
30.6.23
Exchange-traded equity exposures

33

300

33

106
Other equity exposures

1,739

400

1,739

7,371
Total

1,772

1,772

7,477
31.12.22
Exchange-traded equity exposures

10

300

10

33
Other equity exposures

881

400

881

3,735
Total

891

891

3,768
1 RWA are calculated post-application of

the A-IRB multiplier of 6%, therefore the

respective risk weight is higher than

300% and 400%.

2 The exposure amount for

equities in the banking book is based

on the
net position.
▲

30 June 2023 Pillar 3 Report |
UBS Group | Counterparty credit risk

Counterparty credit risk
Introduction
Semi-annual I
This

section

provides

information

about

the

exposures

subject

to

the

Basel III

counterparty

credit

risk

(CCR)
framework.

CCR

arises

from

over-the-counter

(OTC)

derivatives

and

exchange-traded

derivatives

(ETDs),

securities
financing

transactions

(SFTs),

and

long

settlement

transactions.

We

determine

the

regulatory

credit

exposure

on

the
majority of our

derivatives portfolio

by applying the

internal model method.

For the rest

of the derivatives

portfolio we
apply

the

standardized

approach

for

counterparty

credit

risk

(SA-CCR).

For

the

majority

of

SFTs

we

determine

the
regulatory

credit

exposure

using

the

value-at-risk

(VaR)

approach.
For

the

rest

of

the

SFTs

portfolio

we

apply

the
comprehensive approach for credit

risk mitigation (CRM).
▲
Counterparty credit risk exposure
Semi-annual I
The CCR1

table below

presents the

methods used

to calculate

CCR exposure.

Compared

with 31 December
2022, CCR exposure

increased by USD 26.5bn,

primarily due to

the acquisition of

the Credit Suisse

Group, which resulted
in an increase of USD 30.0bn. Excluding that acquisition,

CCR exposure decreased by USD 3.6bn,

primarily on SFTs.
CCR1: Analysis of counterparty credit risk (CCR) exposure by approach

USD m, except where indicated
Replacement cost
Potential future
exposure EEPE
Alpha used for
computing
regulatory EAD
EAD
post-CRM RWA
30.6.23
1 SA-CCR (for derivatives)

4,274

8,250

1.4

17,533

7,495
2 Internal model method (for derivatives)

35,432

1.6
1

56,609

19,761
3 Simple approach for credit risk mitigation (for SFTs)
4 Comprehensive approach for credit risk mitigation (for SFTs)

18,859

4,463
5 VaR (for SFTs)

41,840

8,314
6 Total

134,841

40,033
31.12.22
1 SA-CCR (for derivatives)

3,843

5,073

1.4

12,483

5,326
2 Internal model method (for derivatives)

27,400

1.6
1

43,840

16,066
3 Simple approach for credit risk mitigation (for SFTs)
4 Comprehensive approach for credit risk mitigation (for SFTs)

14,311

3,959
5 VaR (for SFTs)

37,754

9,273
6 Total

108,387

34,624
1 A conservative treatment for the purpose of calculating exposure profiles is applied to material trades with wrong-way risk features, along with alpha factor of 1.0.
▲
Semi-annual |
The

CCR2

table

below

presents

the

credit

valuation

adjustment

(CVA)

capital

charge

with

a

breakdown

by
standardized and

advanced approaches.

In addition

to the

default risk

capital requirements

for CCR on

derivatives, we
add a

CVA

capital charge

to cover

the risk

of mark-to-market

losses associated

with the

deterioration of

counterparty
credit quality.

The advanced

CVA VaR

approach has

been used

to calculate

the CVA

capital charge

for the

majority of
derivatives.

Where this is not feasible, the standardized

CVA approach

has been used.

Compared with

31 December

2022, CVA

risk-weighted

assets (RWA)

increased by

USD 5.0bn to

USD 9.3bn, primarily
related to the acquisition of the Credit Suisse Group, which resulted in an increase of USD 5.1bn.

CCR2: Credit valuation adjustment (CVA) capital charge
30.6.23 31.12.22
USD m EAD post-CRM RWA EAD post-CRM RWA
Total portfolios subject to the advanced CVA capital charge

58,493

6,246

42,687

1,526
1 (i) VaR component (including the 3× multiplier)

1,254

208
2 (ii) Stressed VaR component (including the 3× multiplier)

4,992

1,317
3 All portfolios subject to the standardized CVA capital charge

13,694

3,089

12,176

2,784
4 Total subject to the CVA capital charge

72,187

9,335

54,863

4,310
▲

30 June 2023 Pillar 3 Report |
UBS Group | Counterparty credit risk

Semi-annual |
We

have

discontinued

the

disclosure

of

the

“CCR3:

Standardized

approach

–

CCR

exposures

by

regulatory
portfolio and risk weights” table, starting with the 31 December 2022 Pillar 3 Report,

on the grounds of materiality. The
majority of our

CCR exposures are subject

to internal ratings-based

(IRB) risk weights or

disclosed separately when related
to central counterparties.

Our CCR exposures subject to standardized

risk weights amounted to USD 10.4bn.
›
Refer to the “CCR4: IRB – CCR exposures by portfolio

and PD scale” table and the “CCR8:

exposures to central counterparties” in
this section for more information about counterparty credit

risk exposures subject to IRB risk weights and central

counterparties,
respectively
▲
Semi-annual

|
The

CCR4

table

below

provides

a

breakdown

of

the

key

parameters

used

for

the

calculation

of

capital
requirements

under

the

advanced

internal

ratings-based

(A-IRB)

approach

across

Swiss

Financial

Market

Supervisory
Authority (FINMA)-defined asset classes.

Compared

with

31 December

2022,

exposure

at

default

(EAD)

post-CRM

increased

by

USD 18.3bn

to

USD 124.4bn
across the various asset classes,

and RWA increased by USD 3.7bn to USD 36.2bn.

These increases were primarily driven
by the

acquisition of the

Credit Suisse Group,

which resulted in

increases of USD 22.5bn

in EAD

post-CRM and USD 5.9bn
in RWA.

Excluding that acquisition, EAD post-CRM decreased by USD

4.2bn, and RWA decreased by USD 2.2bn.
In the

Central governments

and central

banks asset

class, EAD

post-CRM decreased

by USD 4.0bn

to USD 9.8bn,

and
RWA decreased

by USD 0.3bn

to USD 0.8bn,

including an

increase of

USD 0.9bn in

EAD post-CRM

and USD 0.1bn

in
RWA

related

to

the

acquisition

of

the

Credit

Suisse

Group.

Excluding

that

acquisition,

EAD

post-CRM

decreased

by
USD 4.9bn, mainly driven by

exposure decreases in SFTs

and foreign-exchange derivatives,

mainly in the

Investment Bank.
In the

Banks and

securities dealers asset

class, EAD

post-CRM increased by

USD 9.3bn to USD 32.2bn,

and RWA increased
by USD 2.6bn

to USD 8.8bn,

primarily driven

by the

acquisition of

the Credit

Suisse Group,

which resulted

in increases
of

USD 8.7bn

in

EAD

post-CRM

and

USD 2.4bn

in

RWA.

Excluding

that

acquisition,

EAD

post-CRM

increased

by
USD 0.6bn,

and RWA increased by USD 0.2bn.

In the Public-sector

entities and

multi-lateral development

banks asset class,

EAD post-CRM

increased by USD 0.2bn

to
USD 0.7bn,

and

RWA

slightly

increased

to

USD 0.1bn,

primarily

driven

by

the

acquisition

of the

Credit

Suisse

Group,
which resulted in increase of USD 0.1bn in EAD post-CRM.
In the Corporates: including specialized lending

asset class, EAD post-CRM increased by

USD 10.2bn to USD 72.9bn, and
RWA

increased

by

USD 1.1bn

to

USD 25.6bn,

primarily

driven

by

the

acquisition

of

the

Credit

Suisse

Group,

which
resulted in increases

of USD 10.7bn in

EAD post-CRM and USD 3.2bn

in RWA.

Excluding that acquisition,

RWA decreased
by USD 2.1bn, mainly due to a decrease in SFTs, primarily as a result of lower volatility reflected in the VaR model and an improvement in the risk profile, as well as model updates

impacting derivatives and SFTs.

In

the

Retail:

other

retail

asset

class,

EAD

post-CRM

increased

by

USD 2.7bn

to

USD 8.9bn,

and

RWA

increased

by
USD 0.2bn to

USD 1.0bn, primarily

driven by

the acquisition

of the

Credit Suisse

Group, which

resulted in

increases

of
USD 2.2bn in EAD

post-CRM and USD 0.2bn in

RWA. Excluding that

acquisition,

EAD post-CRM increased by

USD 0.5bn,
mainly driven by an increase in derivatives in Global Wealth

Management.
›
Refer to the “CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk

(VaR)” table in
this section for more information about RWA, including details of movements in CCR RWA

30 June 2023 Pillar 3 Report |
UBS Group | Counterparty credit risk

CCR4: IRB – CCR exposures by portfolio and PD scale
USD m, except where indicated EAD post-CRM
Average PD
in %
Number of obligors
(in thousands)
5
Average LGD
in %
Average maturity
in years
1
RWA
RWA density
in %
Central governments and central banks as of 30.6.23
0.00 to <0.15

9,036

0.0

0.2

43.6

0.7

390

4.3
0.15 to <0.25

408

0.2
< 0.1

48.0

0.4

96

23.5
0.25 to <0.50

316

0.3
< 0.1

84.6

1.0

267

84.7
0.50 to <0.75

0

0.7
< 0.1

60.0

2.5

0

113.1
0.75 to <2.50

2

1.6
< 0.1

65.0

1.0

3

136.2
2.50 to <10.00

2

2.6
< 0.1

70.5

1.0

3

179.1
10.00 to <100.00
100.00 (default)
Subtotal

9,764

0.0

0.2

45.1

0.7

759

7.8
Central governments and central banks as of 31.12.22
0.00 to <0.15

13,058

0.0

0.1

46.2

0.6

572

4.4
0.15 to <0.25

248

0.2
< 0.1

52.2

0.4

63

25.4
0.25 to <0.50

482

0.3
< 0.1

93.3

0.6

434

90.0
0.50 to <0.75
0.75 to <2.50

15

1.1
< 0.1

95.0

0.2

21

142.1
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

13,802

0.0

0.1

48.0

0.6

1,089

7.9
Banks and securities dealers as of 30.6.23
0.00 to <0.15

25,860

0.1

0.6

52.4

0.8

5,033

19.5
0.15 to <0.25

3,297

0.2

0.2

49.9

0.9

1,321

40.1
0.25 to <0.50

1,563

0.4

0.1

53.5

1.0

960

61.4
0.50 to <0.75

462

0.6
< 0.1

53.7

1.1

412

89.2
0.75 to <2.50

728

1.3

0.1

55.8

0.7

846

116.3
2.50 to <10.00

271

4.0
< 0.1

15.2

1.6

193

71.3
10.00 to <100.00

1

14.3
< 0.1

50.0

0.5

2

265.1
100.00 (default)
Subtotal

32,180

0.2

1.2

52.0

0.8

8,767

27.2
Banks and securities dealers as of 31.12.22
0.00 to <0.15

16,205

0.1

0.3

49.9

0.7

2,960

18.3
0.15 to <0.25

3,876

0.2

0.2

48.4

0.7

1,390

35.9
0.25 to <0.50

1,713

0.4

0.1

53.0

0.6

802

46.8
0.50 to <0.75

431

0.6
< 0.1

56.3

0.7

286

66.3
0.75 to <2.50

553

1.2
< 0.1

59.5

0.7

660

119.4
2.50 to <10.00

95

4.2
< 0.1

85.5

0.3

78

82.5
10.00 to <100.00
100.00 (default)
Subtotal

22,872

0.2

0.9

50.4

0.7

6,176

27.0

30 June 2023 Pillar 3 Report |
UBS Group | Counterparty credit risk

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD m, except where indicated EAD post-CRM
Average PD
in %
Number of obligors
(in thousands)
5
Average LGD
in %
Average maturity
in years
1
RWA
RWA density
in %
Public-sector entities and multi-lateral development banks as of 30.6.23
0.00 to <0.15

603

0.0
< 0.1

48.5

1.3

69

11.5
0.15 to <0.25

84

0.2
< 0.1

33.0

1.3

15

17.9
0.25 to <0.50

1

0.4
< 0.1

100.0

1.3

1

87.6
0.50 to <0.75

0

0.6
< 0.1

100.0

1.0

0

112.5
0.75 to <2.50

0

1.9
< 0.1

5.0

1.0

0

8.9
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

688

0.1
< 0.1

46.6

1.3

85

12.4
Public-sector entities and multi-lateral development banks as of 31.12.22
0.00 to <0.15

438

0.0
< 0.1

51.5

0.9

45

10.2
0.15 to <0.25

97

0.2
< 0.1

37.6

1.3

20

20.6
0.25 to <0.50

1

0.4
< 0.1

88.3

1.5

1

82.0
0.50 to <0.75

0

0.6
< 0.1

35.0

1.0

0

39.4
0.75 to <2.50

0

1.9
< 0.1

5.0

1.0

0

8.9
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

536

0.1
< 0.1

49.1

1.0

66

12.2
Corporates: including specialized lending as of 30.6.23
2
0.00 to <0.15

50,828

0.0

13.8

36.0

0.5

6,168

12.1
0.15 to <0.25

8,271

0.2

2.4

47.0

0.7

3,762

45.5
0.25 to <0.50

4,303

0.4

0.8

82.0

0.6

5,283

122.8
0.50 to <0.75

2,290

0.6

0.8

59.5

0.8

3,239

141.5
0.75 to <2.50

4,433

1.3

1.3

32.4

0.5

4,239

95.6
2.50 to <10.00

2,749

4.2

0.3

21.9

0.8

2,825

102.8
10.00 to <100.00

15

16.4
< 0.1

36.9

1.0

28

183.8
100.00 (default)

5

100.0
< 0.1

1.5

6

106.0
Subtotal

72,896

0.3

19.5

39.9

0.6

25,550

35.0
Corporates: including specialized lending as of 31.12.22
2
0.00 to <0.15

43,162

0.0

11.5

34.3

0.5

5,820

13.5
0.15 to <0.25

7,559

0.2

2.1

53.0

0.6

4,154

54.9
0.25 to <0.50

3,206

0.4

0.6

91.7

0.7

4,828

150.6
0.50 to <0.75

1,857

0.6

0.6

79.0

0.7

3,478

187.3
0.75 to <2.50

4,933

1.2

1.0

35.0

0.4

4,454

90.3
2.50 to <10.00

1,938

3.8

0.1

17.8

1.3

1,675

86.4
10.00 to <100.00
100.00 (default)

6

100.0
< 0.1

2.5

6

106.0
Subtotal

62,660

0.3

15.8

40.4

0.5

24,416

39.0
Retail: other retail as of 30.6.23
3
0.00 to <0.15

7,028

0.0

17.9

38.8

377

5.4
0.15 to <0.25

269

0.2

0.4

31.6

40

14.8
0.25 to <0.50

441

0.3

0.4

33.4

111

25.1
0.50 to <0.75

320

0.6

0.3

29.4

104

32.5
0.75 to <2.50

664

1.1

1.2

35.7

332

49.9
2.50 to <10.00

135

3.8

0.1

24.9

63

46.7
10.00 to <100.00

21

20.8
< 0.1

21.7

13

62.1
100.00 (default)
Subtotal

8,879

0.3

20.4

37.5

1,040

11.7
Retail: other retail as of 31.12.22
0.00 to <0.15

4,680

0.0

16.0

29.4

214

4.6
0.15 to <0.25

148

0.2

1.0

30.2

21

14.0
0.25 to <0.50

260

0.3

1.2

28.0

58

22.3
0.50 to <0.75

295

0.6

1.9

27.6

89

30.2
0.75 to <2.50

686

1.1

1.3

35.7

315

45.9
2.50 to <10.00

99

3.4

0.2

30.4

57

57.3
10.00 to <100.00

21

15.3

0.1

41.9

37

175.9
100.00 (default)
Subtotal

6,189

0.3

21.8

30.0

791

12.8
Total 30.6.23

124,407

0.3

41.4

43.3

0.7
4

36,200

29.1
Total 31.12.22

106,060

0.2

38.7

43.0

0.6
4

32,538

30.7
1 Average maturity for defaulted exposures disclosed in the table is not used to calculate RWA.

2 Includes exposures to managed funds.

3 From 30 June 2023 onward, we have further refined the limit information for Lombard trading clients, which has resulted in a

change in the overall numbers of obligors.

4 Retail asset classes are excluded from the average maturity, as they are not subject to maturity treatment.

5 Numbers
of obligors represent an

aggregation of the client

relationships in the UBS

Group excluding Credit Suisse

along with the client

relationships in Credit Suisse.

RWA calculations are based

on the applicable

rules and
models approved by FINMA for the respective legal entities.
▲

30 June 2023 Pillar 3 Report |
UBS Group | Counterparty credit risk

Semi-annual |
The CCR5 table

below presents

a breakdown

of collateral

posted or received

relating to

CCR exposures

from
derivative transactions and SFTs.

Compared

with

31 December

2022,

the

fair

value

of

collateral

received

for

derivatives

increased

by

USD 47.8bn

to
USD 126.1bn, and

the fair

value of

collateral posted

for derivatives

increased by

USD 37.8bn to

USD 97.4bn, primarily
driven by

the acquisition

of the

Credit Suisse

Group,

which resulted

in an

increase

of USD 52.4bn

in the

fair value

of
collateral received and an increase of USD 33.8bn in

the fair value of collateral posted.

Excluding that acquisition, the fair
value of collateral received decreased by

USD 4.6bn, primarily reflecting maturing transactions. The

fair value of collateral
posted increased by USD 4.0bn,

mainly related to equity securities in Group

Treasury.
The fair value

of collateral received

for SFTs

increased by

USD 136.3bn to USD

696.1bn, and the

fair value of

collateral
posted for

SFTs increased by USD 133.8bn to

USD 565.3bn, primarily driven

by the

acquisition of

the Credit

Suisse

Group,
which resulted in an

increase of USD 105.3bn

in the fair value

of collateral received

and an increase

of USD 105.3bn in
the fair value

of collateral posted.

Excluding that acquisition,

the fair value

of collateral received increased

by USD 31.0bn,
and

the

fair

value

of

collateral

posted

increased

by

USD 28.5bn,

mainly

related

to

the

increases

in

equity

securities
primarily in the Investment Bank, due to an increase

in client activity levels.
CCR5: Composition of collateral for CCR exposure
1
Collateral used in derivative transactions Collateral used in SFTs
Fair value of collateral received Fair value of posted collateral
Fair value of
collateral received
Fair value of
posted collateral
USD m
Segregated Unsegregated Total Segregated Unsegregated Total
30.6.23
Cash – domestic currency

1,282

31,074

32,356

2,009

21,879

23,888

43,268

99,218
Cash – other currencies

0

27,913

27,913

5,292

26,270

31,563

24,792

55,218
Sovereign debt

11,955

15,273

27,228

12,614

12,845

25,459

286,534

175,448
Other debt securities

2,074

13,492

15,567

2,779

1,274

4,053

69,461

50,695
Equity securities

5,498

12,645

18,143

2,509

9,854

12,363

243,118

174,188
Other collateral
2

1,115

3,763

4,878

0

32

32

28,895

10,561
Total

21,924

104,160

126,084

25,203

72,155

97,358

696,068

565,328
31.12.22
Cash – domestic currency

1,904

28,136

30,040

1,719

11,627

13,346

33,378

56,422
Cash – other currencies

0

20,408

20,408

4,895

16,856

21,750

13,950

32,551
Sovereign debt

9,446

9,500

18,947

5,243

9,294

14,537

219,698

153,964
Other debt securities

1,443

2,866

4,308

235

1,600

1,835

53,981

32,922
Equity securities

3,650

271

3,921

1,659

6,122

7,781

210,316

147,128
Other collateral
2

653

1

654

0

287

287

28,449

8,502
Total

17,096

61,181

78,277

13,751

45,786

59,537

559,773

431,488
1 This table

includes collateral

received and posted

with and without

the right of

rehypothecation, but

excludes securities placed

with central banks

related to undrawn

credit lines and

for payment, clearing

and
settlement purposes for which there

were no associated liabilities

or contingent liabilities.

2 Includes fund investments,

asset-backed securities, and

mortgage-backed securities.

The comparative period

has been
adjusted accordingly.
▲
Semi-annual |
The CCR6 table below presents an overview of credit

risk protection bought or sold through

credit derivatives.

Compared

with

31 December

2022,

notionals

for

credit

derivatives

increased

by

USD 155.7bn

to

USD 201.2bn

for
protection bought

and by

USD 147.9bn to

USD 189.5bn for

protection sold,

primarily driven

by the

acquisition of

the
Credit Suisse

Group, which resulted

in an

increase of USD 149.8bn

for protection bought

and USD 140.0bn for

protection
sold. Excluding

that

acquisition,

notionals

for

credit derivatives

increased

by

USD 5.9bn for

protection

bought

and by
USD 7.8bn for protection

sold, primarily

driven by

single-name credit default

swaps and

index credit

default swaps, mostly
due to higher trading volumes in Group Treasury and the Investment

Bank.
CCR6: Credit derivatives exposures
30.6.23 31.12.22
USD m
Protection
bought
Protection

sold
Protection
bought
Protection

sold
Notionals
1
Single-name credit default swaps

86,437

86,737

20,257

22,545
Index credit default swaps

108,264

100,605

22,824

18,687
Total return swaps

3,165

1,597

794

413
Credit options

3,355

558

1,693

0
Total notionals

201,221

189,498

45,567

41,645
Fair values
Positive fair value (asset)

2,784

2,612

568

482
Negative fair value (liability)

3,400

2,846

577

632
1 Includes notional amounts for client-cleared transactions.
▲

30 June 2023 Pillar 3 Report |
UBS Group | Counterparty credit risk

Counterparty credit risk risk-weighted assets
Quarterly |
The CCR7 table below presents a flow

statement explaining changes in CCR RWA determined under the IMM for
derivatives and the VaR approach

for SFTs.
CCR RWA on derivatives under the IMM

increased by USD 4.4bn to USD 20.3bn during the second quarter of 2023.

This
included USD 4.3bn

of RWA

related to

the acquisition

of the

Credit Suisse

Group. Excluding

the impact

of that

acquisition,
asset size

movements contributed

to an

increase of

USD 2.9bn,

mainly due

to mark-to-market

movements,

as well

as
higher client

activity levels.

Asset quality

movements contributed

to an

RWA decrease

of USD 1.5bn,

mainly due

to an
improvement in

the risk

profile of

the Investment

Bank. Model

updates resulted

in a

decrease of

USD 1.2bn, primarily
driven by

a decrease of

USD 0.8bn related to

the recalibration of

certain multipliers as

a result

of improvements to

models,
as well as a USD 0.7bn decrease

related to updates to the IMM

for derivatives. These decreases

were partly offset by an
increase of USD 0.3bn related to a model update for hedge

funds.

CCR RWA

on SFTs

under the

VaR approach

increased by

USD 1.1bn to

USD 8.5bn during

the second

quarter of

2023.
This

included

USD 1.6bn

of

RWA

related

to

the

acquisition

of

the

Credit

Suisse

Group.

Excluding

the

impact

of

that
acquisition,

asset

size movements

contributed

to a

decrease

of USD 0.7bn,

mainly

due to

lower

SFT

exposures in

the
Investment Bank.
›
Refer to “Definitions of credit risk and counterparty credit risk

RWA movement table components for CR8 and CCR7” in

the
“Credit risk” section of the 31 December 2022 Pillar

3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors , for
definitions of CCR RWA movement table components

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)

For the quarter ended 30.6.23 For the quarter ended 31.3.23
USD m Derivatives SFTs Total Derivatives SFTs Total
Subject to IMM Subject to VaR Subject to IMM Subject to VaR
1 RWA as of the beginning of the quarter

15,921

7,402

23,324

16,438

9,421

25,859
2 Asset size

2,856

(746)

2,109

(224)

(1,090)

(1,314)
3 Credit quality of counterparties

(1,515)

121

(1,394)

(213)

(1,039)

(1,251)
4 Model updates

(1,246)

62

(1,184)

(124)

91

(33)
5
Methodology and policy

5a of which: regulatory add-ons
6 Acquisitions and disposals

4,321

1,631

5,952
6a of which: acquisition of Credit Suisse Group

4,321

1,631

5,952
6b of which: other
7 Foreign exchange movements

(8)

2

(6)

45

19

63
8 Other
9 RWA as of the end of the quarter

20,329

8,472

28,801

15,921

7,402

23,324
▲
Semi-annual

|
The

CCR8

table

below

presents

a

breakdown

of

exposures

to

central

counterparties

and

related

RWA.
Compared

with

31 December

2022,

exposures

to

qualifying

central

counterparties

increased

by

USD 21.7bn

to
USD 75.6bn, primarily related to the

acquisition of the Credit Suisse

Group, which resulted in an increase of

USD 13.0bn.
Excluding that acquisition, exposures to qualifying central counterparties increased by USD 8.7bn to USD 62.6bn, mainly reflecting market-driven movements in the Investment

Bank.
CCR8: Exposures to central counterparties
30.6.23 31.12.22
USD m EAD (post-CRM) RWA EAD (post-CRM) RWA
1 Exposures to QCCPs (total)
1

75,625

2,375

53,936

1,374
2
Exposures for trades at QCCPs (excluding initial margin and

default fund contributions); of which

45,088

828

31,367

554
3 (i) OTC derivatives

5,796

110

6,053

116
4 (ii) Exchange-traded derivatives

30,737

546

17,442

281
5 (iii) Securities financing transactions

8,555

171

7,872

157
6 (iv) Netting sets where cross-product netting has been approved
7 Segregated initial margin
8 Non-segregated initial margin
2

26,184

140

20,720

84
9 Pre-funded default fund contributions

4,353

1,408

1,849

737
10 Unfunded default fund contributions
11 Exposures to non-QCCPs (total)

514

714

438

633
12
Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which

472

472

397

397
13 (i) OTC derivatives

0

0
14 (ii) Exchange-traded derivatives

459

459

378

378
15 (iii) Securities financing transactions

13

13

19

19
16 (iv) Netting sets where cross-product netting has been approved
17 Segregated initial margin
18 Non-segregated initial margin
2

10

10

11

11
19 Pre-funded default fund contributions

18

51

16

49
20 Unfunded default fund contributions
3

15

182

14

176
1 Qualifying central counterparties (QCCPs) are entities

licensed by regulators to operate as CCPs

and meet the requirements outlined in

FINMA Circular 2017/7.

2 Exposures associated with initial margin, where
the exposures are measured under the IMM or

the VaR approach, have been

included within the exposures for trades

(refer to line 2 for QCCPs and

line 12 for non-QCCPs). The exposures

for non-segregated initial
margin (refer to line 8 for QCCPs and line 18 for non-QCCPs), i.e., not bankruptcy-remote in accordance with FINMA Circular 2017/7, reflect the replacement costs under SA-CCR multiplied by an alpha factor of 1.4.
The RWA

reflect the exposure

multiplied by the

applied risk weight

of derivatives.

Under SA-CCR,

collateral posted

to a segregated,

bankruptcy-remote account does

not increase the

value of replacement

costs.

3 Excludes unfunded default fund contributions that are not subject to RWA calculations in line with regulatory guidance.
▲

30 June 2023 Pillar 3 Report |
UBS Group | Securitizations

Securitizations
Introduction

Semi-annual |

This section provides details about traditional and synthetic securitization exposures in the banking and trading books

based

on

the

Basel

III

securitization

framework.

In

a

traditional

securitization

a

pool

of

loans

(or

other

debt
obligations) is

typically transferred

to structured

entities that

have been

established to

own the

loan pool

and to

issue
tranched securities to third-party

investors referencing this pool of

loans. In a synthetic securitization

legal ownership of
securitized

pools

of

assets

is

typically

retained,

but

associated

credit

risk

is

transferred

to

structured

entities,

typically
through

guarantees,

credit

derivatives

or

credit-linked

notes.

In

both

traditional

and

synthetic

securitizations

risk

is
dependent on the seniority of the retained interest and the

performance of the underlying asset pool.
Regulatory capital treatment of securitization structures
For

banking

book

securitizations,

the

regulatory

capital

requirements

are

calculated

using

the

following

hierarchy

of
approaches:

the

securitization

internal

ratings-based

approach

(SEC-IRBA),

the

securitization

external

ratings-based
approach (SEC-ERBA), or the securitization standardized approach (SEC-SA). Otherwise,

a 1,250% risk-weight is applied
as a fallback. External ratings used in regulatory capital calculations for securitization risk exposures in the banking book
are obtained from Fitch, Moody’s or S&P.
For trading book

securitizations, the

regulatory capital

requirements are

calculated using a

ratings-based approach,

the
supervisory formula approach or the weighted-average

risk-weight approach.
▲
Securitization exposures in the banking and trading books
Semi-annual |
The SEC1

and SEC2

tables show

the balance

sheet carrying

values of

securitization exposures

in the

banking
and trading books

as of 30 June

2023 and 31 December

2022, respectively.

The securitization activity

is further broken
down

by

role

(originator,

sponsor

or

investor)

and

by

securitization

type

(traditional

or

synthetic).

For

synthetic
securitization transactions, the amounts disclosed

reflect the securitization exposure retained

by us. The SEC3 and SEC4
tables

provide

the

regulatory

capital

requirements

associated

with

the

banking

book

securitization

exposures
differentiated by our role in the securitization.
Development of securitization exposures in the first half

of 2023
Compared

with

31 December

2022,

securitization

exposures

in

the

banking

book

increased

by

USD 62.5bn

to
USD 63.9bn, mainly driven by the

increase in assets due to

the acquisition of the Credit

Suisse Group, which resulted

in
an

increase

of

USD 61.8bn.

The

majority

of

the

exposure

acquired

from

the

Credit

Suisse

Group

relates

to

synthetic
wholesale

positions, where

the Credit

Suisse Group

acted as

originator,

and traditional

wholesale

and retail

positions
where the Credit Suisse Group

acted as an investor.

Excluding the aforementioned acquisition,

banking book exposures
related mainly to traditional wholesale

securitizations where the UBS Group

acts as an investor increased by

USD 0.6bn,
while corresponding RWA increased

by USD 0.3bn.

Compared with 31 December 2022, securitization exposures in the trading book increased by USD 0.1bn to USD 0.7bn,
mainly driven by the increase in assets due to the acquisition of the Credit Suisse Group, which resulted in an increase of
USD 0.4bn.

The

majority

of

the

exposure

acquired

from

the

Credit

Suisse

Group

relates

to

traditional

wholesale

and
traditional retail positions where the Credit Suisse Group acted as an investor. Excluding the aforementioned acquisition, trading book exposures decreased by USD 0.3bn, while

corresponding RWA decreased by USD 0.06bn, mainly related to traditional wholesale exposures where

the UBS Group acts as an investor.
▲

30 June 2023 Pillar 3 Report |
UBS Group | Securitizations

Semi-annual |
SEC1: Securitization exposures in the banking book
Bank acts as originator Bank acts as sponsor Bank acts as investor Total
USD m Traditional Synthetic Subtotal Traditional Synthetic Subtotal Traditional Synthetic Subtotal
30.6.23
Asset classes
1 Retail (total)

384

498

882

539

539

9,431

9,431

10,851
2 of which: residential mortgage

451

451

2,505

2,505

2,956
3 of which: credit card receivables

221

221

869

869

1,090
4 of which: other retail exposures
1

384

46

430

318

318

6,056

6,056

6,805
5 Wholesale (total)

721

40,094

40,815

1,649

1,649

10,477

10,477

52,942
6 of which: loans to corporates or SME

28,758

28,758

148

148

3,287

3,287

32,193
7 of which: commercial mortgage

11,227

11,227

1,037

1,037

12,264
8 of which: lease and receivables

850

850

3,406

3,406

4,256
9 of which: other wholesale

721

109

830

651

651

2,748

2,748

4,229
10 Re-securitization

9

9

133

133

142
11
Total securitization / re-securitization
(including retail and wholesale)

1,114

40,592

41,706

2,189

2,189

20,041

20,041

63,935
31.12.22
Asset classes
1 Retail (total)

2

2

2
2 of which: residential mortgage

2

2

2
3 of which: credit card receivables
4 of which: other retail exposures
1
5 Wholesale (total)

1,424

1,424

1,424
6 of which: loans to corporates or SME
7 of which: commercial mortgage
8 of which: lease and receivables
9 of which: other wholesale

1,424

1,424

1,424
10 Re-securitization
11
Total securitization / re-securitization
(including retail and wholesale)

1,425

1,425

1,425
1 Includes unsecured consumer loans, solar leases and automobile loans.

30 June 2023 Pillar 3 Report |
UBS Group | Securitizations

SEC2: Securitization exposures in the trading book

Bank acts as originator Bank acts as sponsor Bank acts as investor Total
USD m Traditional Synthetic Subtotal Traditional Synthetic Subtotal Traditional Synthetic Subtotal
30.6.23
Asset classes
1 Retail (total)

2

2

117

15

132

135
2 of which: residential mortgage

2

2

27

15

42

45
4 of which: other retail exposures
1

90

90

90
5 Wholesale (total)

48

4

52

35

1

36

358

61

419

506
6
of which: loans to corporates or SME

258

0

258

258
7
of which: commercial mortgage

48

48

35

1

36

100

61

161

244
9 of which: other wholesale

4

4

4
10 Re-securitization

10

10

12

12

22
11
Total securitization / re-securitization
(including retail and wholesale)

48

14

62

37

1

38

487

76

563

664
31.12.22
Asset classes
1 Retail (total)

1

1

3

3

8

1

9

12
2 of which: residential mortgage

1

1

3

3

8

1

9

12
4 of which: other retail exposures
1
5 Wholesale (total)

103

4

107

41

41

330

43

373

520
6 of which: loans to corporates or SME
7 of which: commercial mortgage

103

103

41

41

330

43

373

516
9 of which: other wholesale

4

4

4
10 Re-securitization

10

10

11
11
Total securitization / re-securitization
(including retail and wholesale)

103

14

118

43

43

339

44

382

543
1 Includes unsecured consumer loans, solar leases and automobile loans.

30 June 2023 Pillar 3 Report |
UBS Group | Securitizations

SEC3: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor
USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total capital
charge after
cap Capital charge after cap
30.6.23 ≤20% RW
>20% to
50% RW
>50% to
100% RW
>100% to
<1250% RW 1250% RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
Asset classes
1 Total exposures

43,894

41,626

1,686

302

262

18

40,828

493

2,555

18

9,507

7,467

983

823

233

721

597

51

54

18
2 Traditional securitization

3,302

1,647

1,121

302

213

18

753

493

2,037

18

2,223

291

983

715

233

139

23

51

45

18
3 of which: securitization

3,293

1,647

1,121

293

213

18

753

493

2,028

18

2,212

291

983

704

233

138

23

51

45

18
4 of which: retail underlying

923

579

237

3

85

18

0

176

728

18

895

421

240

233

40

0

7

15

18
5 of which: wholesale

2,370

1,068

885

289

128

753

317

1,300

1,317

291

562

463

98

23

45

29
6 of which: re-securitization

9

9

9

11

11

1

1
7 of which: senior

8

8

8

8

8

1

1
8 of which: non-senior

1

1

1

3

3
9 Synthetic securitization

40,592

39,979

564

49

40,075

518

7,284

7,176

108

583

574

9
10 of which: securitization

40,592

39,979

564

49

40,075

518

7,284

7,176

108

583

574

9
11 of which: retail underlying

498

497

0

1

498

95

95

8

8
12 of which: wholesale

40,094

39,482

564

48

39,577

518

7,190

7,081

108

575

567

9
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
31.12.22
Asset classes
1 Total exposures
2 Traditional securitization
3 of which: securitization
4 of which: retail underlying
5 of which: wholesale
6 of which: re-securitization
7 of which: senior
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior

30 June 2023 Pillar 3 Report |
UBS Group | Securitizations

SEC4: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor

USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total capital
charge after
cap Capital charge after cap
30.6.23
≤20% RW
>20% to
50% RW
>50% to
100% RW
>100% to
<1250% RW 1250% RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1250%
Asset classes
1 Total exposures

20,041

15,330

3,352

903

440

16

943

628

18,454

16

6,002

141

243

5,408

209

375

11

19

327

16
2 Traditional securitization

20,041

15,330

3,352

903

440

16

943

628

18,454

16

6,002

141

243

5,408

209

375

11

19

327

16
3 of which: securitization

19,908

15,330

3,352

772

440

15

943

628

18,323

15

5,849

141

243

5,277

187

363

11

19

317

15
4 of which: retail underlying

9,430

6,623

2,590

199

18

1

169

9,261

1

1,862

64

1,783

15

149

5

143

1
5 of which: wholesale

10,477

8,707

762

573

422

14

943

459

9,062

14

3,987

141

179

3,494

172

213

11

14

174

14
6 of which: re-securitization

133

131

2

131

2

153

131

21

12

10

2
7 of which: senior

133

131

2

131

2

153

131

21

12

10

2
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
31.12.22
Asset classes
1 Total exposures

1,425

1,345

77

3

80

1,342

3

271

28

201

42

22

2

16

3
2 Traditional securitization

1,425

1,345

77

3

80

1,342

3

271

28

201

42

22

2

16

3
3 of which: securitization

1,425

1,345

77

3

80

1,342

3

271

28

201

42

22

2

16

3
4 of which: retail underlying

2

2

2

22

22

2

2
5 of which: wholesale

1,424

1,345

77

2

80

1,342

2

249

28

201

20

20

2

16

2
6 of which: re-securitization
7 of which: senior
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
▲

30 June 2023 Pillar 3 Report |
UBS Group | Market risk

Market risk
Overview
Semi-annual |
The

amount of

capital

required

to underpin

market

risk in

the

regulatory

trading book

is calculated

using a
variety of methods approved by the Swiss Financial Market Supervisory Authority (FINMA). The components contributing to market

risk risk-weighted

assets (RWA)

are value-at-risk

(VaR),

stressed value-at-risk

(SVaR),

an add-on

for risks

that
are

potentially

not

fully

modeled

in

VaR

(risks

not

in

VaR,

or

RniV),

the

incremental

risk

charge

(the

IRC)

and

the
securitization framework for securitization positions

in the trading book.
▲
Securitization positions in the trading book
Semi-annual |
The MR1 table below shows the components

of RWA under the standardized

approach for market risk.

In the
30 June 2023

Pillar 3 report,

we have

enhanced the

disclosure on

securitization exposures

following the

acquisition of
the Credit Suisse Group.

In line with regulatory

requirements, the

standardized approach

for market risk is

used for the
specific risk on securitization exposures.
Securitization

exposures

in

the

trading

book

is

the

only

relevant

disclosure

component

of

market

risk

under

the
standardized

approach.

Compared

with

31
December

2022,

securitization

exposures

subject

to

market

risk

RWA
increased by USD
0.6bn to USD 1.1bn,

mainly driven by the acquisition of the

Credit Suisse Group, which resulted in an
increase

of

USD 0.7bn.

Excluding

that

acquisition,

securitization

exposures

subject

to

market

risk

RWA

decreased

by
USD 0.06bn to USD 0.4bn as of 30 June 2023.
›
Refer to the “Securitizations”

section of this report for more information about the

securitization exposures in the trading book
MR1: Market risk under standardized approach
RWA
USD m 30.6.23 31.12.22
Outright products
1 Interest rate risk (general and specific)
2 Equity risk (general and specific)
3 Foreign exchange risk
4 Commodity risk
Options
5 Simplified approach
6 Delta-plus method
7 Scenario approach
8 Securitization

1,092

463
9 Total

1,092

463
▲

30 June 2023 Pillar 3 Report |
UBS Group | Market risk

Market risk risk-weighted assets
Market risk RWA development in the second quarter of

2023
Quarterly |
The

three

main

components

that

contribute

to

market

risk

RWA

are

VaR,

SVaR

and

IRC.

The

VaR

and

SVaR
components include the RWA charge for

RniV.

The MR2 table below provides

a breakdown of the movement

in market risk RWA in

the second quarter of 2023

under
an

internal

models

approach

across

those

components,

pursuant

to

the

movement

categories

defined

by

the

Basel
Committee

on

Banking

Supervision.

These

categories

are

described

in

the

“Market

risk” section

of

the

31 December
2022 Pillar 3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors
.
Market

risk

RWA

increased

by

USD 7.8bn

to

USD 22.5bn

in

the

second

quarter

of

2023,

primarily

as

a

result

of

the
acquisition of the Credit Suisse Group. Market Risk RWA excluding that acquisition decreased by USD 1.0bn, driven by a
decrease from asset size and other movements in the Investment Bank’s Global Markets business and a decrease related
to ongoing

parameter updates

of our

VaR model.

We are

in discussions

with FINMA

regarding the

integration of

time
decay into the regulatory VaR, which would replace the

current add-on.
The FINMA VaR multiplier derived

from backtesting exceptions for market

risk RWA was unchanged compared

with the
prior quarter, at 3.0, for both the UBS Group excluding

Credit Suisse and Credit Suisse.
MR2: RWA flow statements of market risk exposures under an IMA
1
USD m VaR Stressed VaR IRC CRM Other Total RWA
1 RWA as of 31.12.22

3,633

7,251

2,132

13,015
1a Regulatory adjustment

(1,298)

(3,960)

0

(5,257)
1b RWA at previous quarter-end (end of day)

2,335

3,291

2,132

7,758
2 Movement in risk levels

663

872

185

1,721
3 Model updates / changes

(49)

(21)

0

(70)
4 Methodology and policy

0

0

0

0
5 Acquisitions and disposals

0

0

0

0
6 Foreign exchange movements

0

0

0

0
7 Other

(177)

(511)

0

(688)
8a RWA at the end of the reporting period (end of day)

2,773

3,632

2,317

8,722
8b Regulatory adjustment

966

4,835

208

6,009
8c RWA as of 31.3.23

3,739

8,466

2,525

14,730
1 RWA as of 31.3.23

3,739

8,466

2,525

14,730
1a Regulatory adjustment

(966)

(4,835)

(208)

(6,009)
1b RWA at previous quarter-end (end of day)

2,773

3,632

2,317

8,722
2 Movement in risk levels

129

1,092

312

1,533
3 Model updates / changes

(21)

(58)

0

(79)
4 Methodology and policy

0

0

0

0
5 Acquisitions and disposals

2,924

4,646

1,285

8,856
5a of which: acquisition of Credit Suisse Group

2,924

4,646

1,285

8,856
5b of which: other

0

0

0

0
6 Foreign exchange movements

0

0

0

0
7 Other

97

611

0

708
8a RWA at the end of the reporting period (end of day)

5,902

9,922

3,914

19,739
8b Regulatory adjustment

919

1,824

63

2,806
8c RWA as of 30.6.23

6,821

11,746

3,978

22,545
1 Components that describe movements in RWA are presented in italics.
▲

30 June 2023 Pillar 3 Report |
UBS Group | Market risk

Regulatory calculation of market risk
Semi-annual

|

The

MR3

table

below

shows

the

minimum,

maximum,

average

and

period-end

regulatory

VaR,

SVaR,
incremental

risk

charge

(IRC)

and

comprehensive

risk

capital

charge.

The

comprehensive

risk

charge

has

not

been
applicable since 2019, which was the last time UBS had

eligible correlation trading positions.
During the first half

of 2023, for the

UBS Group excluding Credit

Suisse, regulatory VaR

and SVaR were relatively

stable
on average, while the IRC increased on average,

driven by exposures in commercial paper in the Investment Bank.

For Credit Suisse, regulatory

VaR and SVaR,

as well as the IRC,

decreased on average,

mainly driven by de-risking

of the
securitized products portfolio.
MR3: IMA values for trading portfolios
UBS Group excluding Credit Suisse Credit Suisse
For the six-month period
ended 30.6.23
For the six-month period
ended 31.12.22
For the six-month period
ended 30.6.23
For the six-month period
ended 31.12.22
USD m
VaR (10-day 99%)
1 Maximum value

137

134

114

145
2 Average value

83

63

55

113
3 Minimum value

24

13

37

79
4 Period end

84

53

39

85
Stressed VaR (10-day 99%)
5 Maximum value

193

186

150

162
6 Average value

119

94

79

113
7 Minimum value

61

35

55

81
8 Period end

148

78

63

151
Incremental risk charge (99.9%)
9 Maximum value

284

199

148

293
10 Average value

205

124

107

160
11 Minimum value

127

89

86

88
12 Period end

210

171

102

94
▲

30 June 2023 Pillar 3 Report |
UBS Group | Market risk

MR4: Comparison of VaR estimates with gains / losses

Semi-annual |
VaR backtesting is

a performance measurement

process in which a 1-day VaR

prediction is compared with

the
realized 1-day

profit or

loss. We

compute backtesting

VaR

using a

99% confidence

level and

1-day holding

period for
the regulatory VaR

population. Since 99% VaR at

UBS is defined as a risk measure that operates on the lower

tail of the
profit-or-loss

distribution,

99%

backtesting

VaR

is

a

negative

number.

Backtesting

revenues

exclude

non-trading
revenues, such as valuation reserves, fees and commissions,

and revenues from intraday trading, to provide for a like-for-
like comparison.

A backtesting exception

occurs when

backtesting revenues are lower

than the

previous day’s backtesting
VaR.
Statistically, given the 99% confidence level,

two or three backtesting exceptions a

year can be expected. More than

four
exceptions could

indicate that

the VaR

model is not

performing appropriately,

as could too

few exceptions

over a

long
period. However, as noted under “VaR limitations” in the “Risk management and control”

section of the Annual Report
2022, a

sudden

increase

(or decrease)

in market

volatility

relative

to

the

lookback

window could

lead

to a

higher

(or
lower) number of exceptions.

Therefore, backtesting exceptions are investigated,

as are exceptionally positive

backtesting
revenues, with

the results

reported

to senior

business

management,

the

Chief Risk

Officer and

the

Chief Market

Risk
Officer. Internal and external auditors and relevant regulators are also informed of backtesting exceptions.
The “Development of

regulatory backtesting revenues

and actual trading

revenues against backtesting

VaR” charts

below
show the development of backtesting VaR against the Group’s backtesting revenues and actual trading revenues for the first half of 2023.

The actual trading revenues include backtesting and intraday revenues.
For the

UBS Group

excluding Credit

Suisse, there

were no

new VaR

negative backtesting

exceptions

in the

first half

of
2023,

and

the

total

number

of

negative

backtesting

exceptions

within

the

most

recent

250-business-day

window
remained

at

one.

As

these

backtesting

exceptions

remained

below

five,

the

FINMA

VaR

multiplier

used

to

compute
regulatory and stressed VaR RWA was unchanged at three

throughout the period.
For Credit Suisse,

there were three

new negative backtesting

exceptions in the

first half of

2023, and the

total number
of negative backtesting exceptions

within the most recent

250-business-day window was unchanged

at three. As these
backtesting exceptions remained below

five, the FINMA

VaR multiplier used

to compute regulatory and

stressed VaR RWA
was unchanged at three throughout the period.

30 June 2023 Pillar 3 Report |
UBS Group | Market risk

▲

30 June 2023 Pillar 3 Report |
UBS Group | Going and gone concern

requirements and eligible capital

38
Going and gone concern requirements and eligible
capital
Quarterly |
The table

below provides

details of

the Swiss

systemically relevant

bank (SRB)

going and

gone concern

capital
requirements as required

by the Swiss Financial Market Supervisory Authority (FINMA

).
›
Refer to the “Capital management” section of the

UBS Group second quarter 2023 report, available under ”Quarterly reporting”
at ubs.com/investors , for more information about capital management
Swiss SRB going and gone concern requirements and information
As of 30.6.23 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.90
1

82,922

5.06
1

84,894
Common equity tier 1 capital

10.60

58,988

3.56
2

59,726
of which: minimum capital

4.50

25,047

1.50

25,168
of which: buffer capital

5.50

30,613

2.00

33,558
of which: countercyclical buffer

0.42

2,328
of which: Pillar 2 add-on

0.18

1,000

3

0.06

1,000

3
Maximum additional tier 1 capital

4.30

23,934

1.50

25,168
of which: additional tier 1 capital

3.50

19,481

1.50

25,168
of which: additional tier 1 buffer capital

0.80

4,453
Eligible going concern capital
Total going concern capital

16.76

93,287

5.56

93,287
Common equity tier 1 capital

14.42

80,258

4.78

80,258
Total loss-absorbing additional tier 1 capital
4

2.34

13,030

0.78

13,030
of which: high-trigger loss-absorbing additional tier 1 capital

2.13

11,839

0.71

11,839
of which: low-trigger loss-absorbing additional tier 1 capital

0.21

1,190

0.07

1,190
Required gone concern capital
Total gone concern loss-absorbing capacity
5,6,7

10.73

59,696

3.75

62,920
of which: base requirement including add-ons for market share and LRD

10.73

8

59,696

3.75

8

62,920
Eligible gone concern capital
Total gone concern loss-absorbing capacity

18.46

102,753

6.12

102,753
Total tier 2 capital

0.10

539

0.03

539
of which: non-Basel III-compliant tier 2 capital

0.10

539

0.03

539
TLAC-eligible senior unsecured debt

18.36

102,214

6.09

102,214
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.62

142,618

8.81

147,814
Eligible total loss-absorbing capacity

35.22

196,040

11.68

196,040
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

556,603
Leverage ratio denominator

1,677,877
1 Includes applicable

add-ons of

1.44% for

risk-weighted assets

(RWA) and

0.50% for leverage

ratio denominator

(LRD).

2 Our

minimum CET1

leverage ratio

requirement of

3.56% consists

of a

1.5% base
requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement, a 0.25% market share add-on requirement based on our Swiss credit business and a 0.06% Pillar 2 capital add-on related to the supply chain funds

matter at Credit Suisse.

3 Reflects the FINMA

Pillar 2 capital add-on

related to the supply

chain finance funds matter

at Credit Suisse.

4 Includes outstanding low-trigger

loss-absorbing
additional tier

1 capital

instruments, which

are available

under the

Swiss systemically

relevant bank

framework to

meet the

going concern

requirements until

their first

call date.

As of

their first

call date,

these
instruments are eligible to meet the gone concern requirements.

5 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years.
Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

6 From 1 January 2023, the resolvability discount on the gone concern capital requirements for systemically important banks (SIBs) has been replaced with reduced base gone concern capital requirements equivalent to 75% of the total going concern requirements (excluding countercyclical buffer requirements).

7 As of July 2024, the Swiss Financial
Market Supervisory

Authority (FINMA) will

have the authority

to impose a

surcharge of up

to 25% of

the total going

concern capital requirements

should obstacles to

an SIB’s

resolvability be

identified in future
resolvability assessments.

8 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

▲

30 June 2023 Pillar 3 Report |
UBS Group | Going and gone concern

requirements and eligible capital

39
Semi-annual |

The

CCyB1

table

below

provides

details

of

the

risk-weighted

assets

(RWA)

used

in

the

computation

of

the
countercyclical capital buffer (CCyB) requirement applicable to UBS Group AG consolidated. In the first half of 2023, the
CCyB for

Australia was

set at

1%, effective

from 1 January

2023, the

CCyB for

Germany was

set at

0.75%, effective
from 1 February 2023, the CCyB for

France was set at 0.5%, effective

from 7 April 2023, the CCyB for

the Netherlands
was set

at 1%,

effective from

25 May 2023,

and the

CCyB for

Sweden was

increased from

1% to

2%, effective

from
22 June

2023,

on

private-sector

exposures.

These

updates

increased

our

bank-specific

CCyB

requirement

to

10 basis
points as of

30 June 2023. The acquisition of

the Credit Suisse Group

further increased our CCyB requirement

to 11 basis
points.
›
Refer to the “Risk management and control” section of the

Annual Report 2022, available under ”Annual

reporting” at
ubs.com/investors
, for further information about the methodology

of geographical allocation used
CCyB1 – Geographical distribution of credit exposures used in the countercyclical capital buffer
USD m, except where indicated 30.6.23
Geographical breakdown
Countercyclical buffer
capital buffer rate, %
1
Risk-weighted assets
used in the
computation of the
countercyclical capital
buffer
1
Bank-specific
countercyclical capital
buffer rate, %
Countercyclical
amount
Hong Kong SAR

1.00

3,229
Luxembourg

0.50

8,889
United Kingdom

1.00

16,299
Sweden

2.00

890
Australia

1.00

3,585
Germany

0.75

6,985
France

0.50

4,121
Netherlands

1.00

3,034
Sum

47,034
Total

349,946

0.11

631
1 Included private-sector exposures in the countries that are Basel Committee on Banking Supervision (BCBS)-member jurisdictions,

under the following categories: “Credit risk,” “Counterparty credit risk,”

“Equity
positions in the banking book,” “Settlement risk,” “Securitization exposures in the banking book”

and “Amounts below thresholds for deduction,”

as well as the corresponding trading book charges included under
“Market Risk.”
▲
Explanation of the differences between the IFRS and regulatory scopes of consolidation
Semi-annual |

As of 30 June

2023, UBS

Asset Management

Life Ltd

(total assets

on a

standalone basis

as of

30 June 2023:
USD 15,112m; total equity on a

standalone basis as of 30 June 2023:

USD 28m) represented

the most significant entity
that was

included in

the International

Financial Reporting Standards (IFRS)

scope of

consolidation but not

in the

regulatory
scope

of

consolidation.

This

life

insurance

entity

accounts

for

most

of

the

difference

between

the

“Balance

sheet

in
accordance

with

IFRS

scope

of

consolidation”

and

the

“Balance

sheet

in

accordance

with

regulatory

scope

of
consolidation” columns

in the

CC2 table.

The difference

is mainly

related

to financial

assets at

fair value

not held

for
trading and other financial liabilities designated at

fair value. Further differences

are mainly related to other

entities that
are

not

active

in

banking

and

finance

industries

and

therefore

are

not

consolidated

under

the

regulatory

scope

of
consolidation.

In the banking book,

certain equity investments are not

consolidated under either the IFRS

or under the regulatory scope.
As of 30 June 2023, these investments

mainly consisted of infrastructure

holdings and joint operations (e.g., settlement
and clearing institutions,

and stock and

financial futures exchanges)

and included our

participation in SIX Group.

These
investments are risk-weighted based on applicable

threshold rules.
›
Refer to our legal entity structure, available under “Holding company and significant regulated subsidiaries and

sub-groups” at
ubs.com/investors
, for more information about the legal structure

of UBS Group, and to “Note 1 Summary of material

accounting
policies” in the “Consolidated financial statements”

section of the Annual Report 2022, available

under “Annual reporting” at
ubs.com/investors
, for more information about the IFRS scope of

consolidation
›
Refer to the “Linkage between financial statements

and regulatory exposures” section of the 31 December

2022 Pillar 3 Report,
available under “Pillar 3 disclosures” at ubs.com/investors , for more information about differences between the IFRS and regulatory scopes of consolidation
▲

30 June 2023 Pillar 3 Report |
UBS Group | Going and gone concern

requirements and eligible capital

40
Semi-annual |
The CC2 table below provides

a reconciliation of

the IFRS balance sheet to

the balance sheet according

to the
regulatory

scope of

consolidation

as defined

by the

Basel Committee

on Banking

Supervision

(the BCBS)

and FINMA.
Lines in the

balance sheet under

the regulatory

scope of

consolidation are

expanded and referenced

where relevant

to
display all components that are used in the “CC1:

Composition of regulatory capital” table.
CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
As of 30.6.23
Balance sheet in
accordance with
IFRS scope
of consolidation
Effect of
deconsolidated,
proportionally
consolidated or
additional consolidated
entities for regulatory
consolidation
Balance sheet in
accordance with
regulatory scope of
consolidation References
1
USD m
Assets
Cash and balances at central banks

261,587

0

261,587
Amounts due from banks

24,392

(160)

24,232
Receivables from securities financing transactions

86,538

(18)

86,520
Cash collateral receivables on derivative instruments

54,314

(368)

53,946
Loans and advances to customers

651,770

(498)

651,271
Other financial assets measured at amortized cost

64,928

(760)

64,168
Total financial assets measured at amortized cost

1,143,528

(1,804)

1,141,724
Financial assets at fair value held for trading

151,098

(870)

150,227
of which: assets pledged as collateral that may be sold or repledged by counterparties

54,165

54,165
Derivative financial instruments

185,949

27

185,976
Brokerage receivables

21,537

21,537
Financial assets at fair value not held for trading

118,605

(14,920)

103,685
Total financial assets measured at fair value through profit or loss

477,188

(15,764)

461,424
Financial assets measured at fair value through other comprehensive income

2,217

(44)

2,173
Investments in associates

2,691

342

3,034
of which: goodwill

28

28

4
Property, equipment and software

18,325

16

18,340
Goodwill and intangible assets

7,569

(71)

7,498
of which: goodwill

6,052

6,052

4
of which: intangible assets

1,517

(71)

1,446

5
Deferred tax assets

10,342

(17)

10,325
of which: deferred tax assets recognized for tax loss carry-forwards and unused tax credits
carried forward

3,957

(11)

3,946

6
of which: deferred tax assets on temporary differences

6,385

(6)

6,379

10
Other non-financial assets

16,919

(119)

16,800
of which: net defined benefit pension and other post-employment assets

1,122

1,122

8
Total assets

1,678,780

(17,461)

1,661,319

30 June 2023 Pillar 3 Report |
UBS Group | Going and gone concern

requirements and eligible capital

41
CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
(continued)
As of 30.6.23
Balance sheet in
accordance with
IFRS scope
of consolidation
Effect of
deconsolidated,
proportionally
consolidated or
additional consolidated
entities for regulatory
consolidation
Balance sheet in
accordance with
regulatory scope of
consolidation References
1
USD m
Liabilities
Amounts due to banks

99,167

176

99,343
Payables from securities financing transactions

22,297

22,297
Cash collateral payables on derivative instruments

41,416

(260)

41,156
Customer deposits

712,546

25

712,571
Debt issued measured at amortized cost

230,857

(1,890)

228,967
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital

9,928

9,928

9
of which: amount eligible for low-trigger loss-absorbing

additional tier 1 capital

1,190

1,190

9
of which: amount eligible for low-trigger loss-absorbing

tier 2 capital

11
Other financial liabilities measured at amortized cost

19,403

(134)

19,268
Total financial liabilities measured at amortized cost

1,125,687

(2,084)

1,123,603
Financial liabilities at fair value held for trading

40,364

(351)

40,013
Derivative financial instruments

193,147

377

193,524
Brokerage payables designated at fair value

43,852

43,852
Debt issued designated at fair value

125,050

0

125,050
Other financial liabilities designated at fair value

36,122

(15,055)

21,067
Total financial liabilities measured at fair value through profit or loss

438,534

(15,029)

423,505
Provisions and contingent liabilities

14,929

(1)

14,929
Other non-financial liabilities

11,994

(325)

11,670
of which: amount eligible for high-trigger loss-absorbing capital

(Deferred Contingent
Capital Plan (DCCP))
2

1,309

1,309

9
of which: deferred tax liabilities related to goodwill

311

311

4
of which: deferred tax liabilities related to other intangible assets

181

181

5
Total liabilities

1,591,145

(17,438)

1,573,707
Equity
Share capital

346

0

346

1
Share premium

12,521

51

12,572

1
Treasury shares

(4,208)

(4,208)

3
Retained earnings

78,180

(96)

78,083

2
Other comprehensive income recognized directly in equity, net of tax

161

46

207

3
of which: unrealized gains / (losses) from cash flow hedges

(4,451)

(4,451)

7
Equity attributable to shareholders

86,999

0

87,000
Equity attributable to non-controlling interests

636

(23)

613
Total equity

87,635

(22)

87,613
Total liabilities and equity

1,678,780

(17,461)

1,661,319
1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC1: Composition of regulatory capital” table in this section.

2 The IFRS carrying amount of
total DCCP liabilities was USD 1,548m as of 30 June 2023. Refer to the “Compensation” section of the Annual Report 2022, available under ”Annual reporting” at ubs.com/investors, for more information about the
DCCP.
▲

30 June 2023 Pillar 3 Report |
UBS Group | Going and gone concern

requirements and eligible capital

42
Semi-annual |
The CC1 table below provides the composition of capital

in the format prescribed by the BCBS and FINMA,

and
is based

on BCBS

Basel III

rules, unless

stated otherwise.

Reference

is made

to

items reconciling

to the

balance

sheet
under

the

regulatory

scope

of

consolidation

as

disclosed

in

the

“CC2:

Reconciliation

of

accounting

balance

sheet

to
balance sheet under the regulatory scope of consolidation”

table in this section.
›
Refer to “Capital and total loss-absorbing capacity

instruments of UBS Group AG consolidated and UBS

AG consolidated and
standalone – key features” and “UBS Group AG consolidated

capital instruments and TLAC-eligible senior unsecured

debt,”
available under “Bondholder information” at ubs.com/investors,

for an overview of the main features of our regulatory

capital
instruments, as well as the full terms and

conditions
CC1: Composition of regulatory capital
As of 30.6.23
Amounts

References
1
USD m, except where indicated
Common Equity Tier 1 capital: instruments and reserves
1
Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus

12,918

1
2 Retained earnings

78,083

2
3 Accumulated other comprehensive income (and other reserves)

(4,002)

3
5
Common share capital issued by subsidiaries and held by

third parties (amount allowed in group CET1)
6 Common Equity Tier 1 capital before regulatory adjustments

87,000
Common Equity Tier 1 capital: regulatory adjustments
7 Prudent valuation adjustments

(488)
8 Goodwill (net of related tax liability)

(5,761)

4
9
Other intangibles other than mortgage servicing rights (net of related tax liability)

(894)

5
10
Deferred tax assets that rely on future profitability, excluding those arising from temporary differences (net of related tax liability)
2

(4,034)

6
11 Cash flow hedge reserve

4,451

7
12 Shortfall of provisions to expected losses

(674)
13 Securitization gain on sale
14
Gains and losses due to changes in own credit risk on fair

valued liabilities

(272)
15 Defined benefit pension fund net assets

(987)

8
16
Investments in own shares (if not already subtracted from paid-in capital on reported balance sheet)

(1,229)

9
17 Reciprocal cross-holdings in common equity
17a
Qualified holdings where a significant influence is exercised with other owners (CET1 instruments)
17b Immaterial investments (CET1 items)
18
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank
does not own more than 10% of the issued share capital (amount above 10% threshold)
19
Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation
(amount above 10% threshold)
20 Mortgage servicing rights (amount above 10% threshold)
21
Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)

10
22 Amount exceeding the 15% threshold
23 Of which: significant investments in the common stock of financials
24 Of which: mortgage servicing rights
25 Of which: deferred tax assets arising from temporary differences
26
Expected losses on equity investment under the PD / LGD

approach
26a
Further adjustments to financial statements in accordance

with a recognized international accounting standard
26b Other adjustments

3,146
3,4
27
Regulatory adjustments applied to Common Equity

Tier 1 due to insufficient Additional Tier 1 and Tier 2 to cover deductions
28 Total regulatory adjustments to Common Equity Tier 1

(6,743)
29 Common Equity Tier 1 capital (CET1)

80,258

30 June 2023 Pillar 3 Report |
UBS Group | Going and gone concern

requirements and eligible capital

43
CC1: Composition of regulatory capital (continued)
As of 30.6.23
Amounts

References
1
USD m, except where indicated
Additional Tier 1 capital: instruments
30
Directly issued qualifying additional Tier 1 instruments plus related stock surplus

13,030
31
Of which: classified as equity under applicable accounting

standards
32
Of which: classified as liabilities under applicable accounting standards

13,030
34
Additional Tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed

in
group AT1)
36 Additional Tier 1 capital before regulatory adjustments

13,030
Additional Tier 1 capital: regulatory adjustments
37 Investments in own additional Tier 1 instruments
5
38 Reciprocal cross-holdings in additional Tier 1 instruments
38a
Qualified holdings where a significant influence is exercised with other owners (AT1 instruments)
38b Immaterial investments (AT1 instruments)
39
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank
does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)
40
Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation
41 Other adjustments
42
Regulatory adjustments applied to additional Tier 1 due to insufficient

Tier 2 to cover deductions
42a
Regulatory adjustments applied to CET1 capital due

to insufficient additional Tier 1 to cover deductions
43 Total regulatory adjustments to additional Tier 1 capital
44 Additional Tier 1 capital (AT1)

13,030

9
45 Tier 1 capital (T1 = CET1 + AT1)

93,287
Tier 2 capital: instruments and provisions
46 Directly issued qualifying Tier 2 instruments plus related stock surplus

0
6

11
48
Tier 2 instruments (and CET1 and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount
allowed in group Tier 2)
50 Provisions
51 Tier 2 capital before regulatory adjustments

0
Tier 2 capital: regulatory adjustments
52 Investments in own Tier 2 instruments
5

11
53 Reciprocal cross-holdings in Tier 2 instruments and other TLAC liabilities
53a

Qualified holdings where a significant influence is exercised with other owners (T2 instruments and other TLAC instruments)
53b
Immaterial investments (T2 instruments and other TLAC

instruments)
54
Investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10%

of the issued common share capital of the entity (amount

above 10% threshold)
55
Significant investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of
regulatory consolidation (net of eligible short positions)
56 Other adjustments
56a Excess of the adjustments, which are allocated to the AT1 capital
57 Total regulatory adjustments to Tier 2 capital
58 Tier 2 capital (T2)

0
59 Total regulatory capital (TC = T1 + T2)

93,287
60 Total risk-weighted assets

556,603
Capital ratios and buffers
61 Common Equity Tier 1 (as a percentage of risk-weighted assets)

14.42
62 Tier 1 (as a percentage of risk-weighted assets)

16.76
63
Total capital (as a percentage of risk-weighted assets)

16.76
64
Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher

loss absorbency
requirement, expressed as a percentage of risk-weighted assets)
7

3.61
65 Of which: capital conservation buffer requirement

2.50
66 Of which: bank-specific countercyclical buffer requirement

0.11
67
Of which: higher loss absorbency requirement

1.00
68
Common Equity Tier 1 (as a percentage of risk-weighted assets) available after meeting the bank’s minimum capital requirements

8.76
Amounts below the thresholds for deduction (before risk weighting)
72
Non-significant investments in the capital and other TLAC liabilities of other financial entities

5,667
73 Significant investments in the common stock of financial entities

3,421
74 Mortgage servicing rights (net of related tax liability)

340
75
Deferred tax assets arising from temporary differences (net of related tax liability)

4,904
Applicable caps on the inclusion of provisions in Tier 2
76
Provisions eligible for inclusion in Tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77 Cap on inclusion of provisions in Tier 2 under standardized approach
78
Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79 Cap for inclusion of provisions in Tier 2 under internal ratings-based approach
1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope
of consolidation” table in this section.

2 IFRS netting for deferred tax

assets and liabilities is reversed

for items deducted from CET1

capital.

3 Includes USD 803m in compensation-related charge

for regulatory
capital purposes.

4 Includes USD 4,897m related to transitional CET1 purchase

price allocation adjustments. Refer to the “Key

metrics” section of this report for more information.

5 Under IFRS, debt issued and
subsequently repurchased is treated as

extinguished.

6 Consists of own instruments

held and 45% of the gross

unrealized gains on debt instruments

measured at fair value through

other comprehensive income,
which are measured at the lower of cost or market value for regulatory capital purposes.

7 BCBS requirements are exceeded by our Swiss SRB requirements. Refer to the “Capital, liquidity and funding, and balance sheet“ section of the Annual Report 2022, available under ”Annual reporting” at ubs.com/investors,

for more information about the Swiss SRB requirements.
▲

30 June 2023 Pillar 3 Report |
UBS Group | Total loss-absorbing capacity

Total loss-absorbing capacity
Resolution group – composition of total loss-absorbing

capacity
Semi-annual |
The TLAC1 table below is based on

Basel Committee on Banking Supervision

(BCBS) rules, and only applicable
to UBS Group

AG

as the

ultimate

parent

entity

of the

defined

UBS resolution

group,

to which,

in

case

of resolution,
resolution tools (e.g., a bail-in) are

expected to be applied.
In the first half of 2023, our eligible additional tier 1 (AT1) instruments increased by USD 0.2bn, mainly driven by interest rate risk hedge, foreign currency translation and other effects

.
Our eligible tier 2

(T2) instruments decreased by

USD 2.4bn, mainly due to

a USD 2.4bn T2 capital

instrument that ceased
to be eligible as it had less than one year to maturity.
Non-regulatory capital

instruments increased

by USD 58.2bn,

mainly due to

the acquisition

of the Credit

Suisse Group,
as 48

total loss-absorbing

capacity (TLAC)-eligible

senior unsecured

debt instruments

denominated in

US dollars,

euro,
pounds sterling

and yen,

amounting to

USD 53.5bn equivalent,

that were

originally issued

by the

Credit Suisse

Group
were assumed as

gone concern capital

by the UBS

Group. In addition,

an increase of

USD 8.6bn was driven

by 15 new
issuances of

TLAC-eligible

senior unsecured

debt instruments

,

denominated

in US

dollars, euro,

Australian dollars

and
yen. These effects

were partly offset

by calls of

three TLAC-eligible unsecured debt

instruments denominated in

US dollars
and Swiss

francs amounting

to USD 2.4bn

equivalent,

USD 0.8bn equivalent

TLAC-eligible

senior unsecured

debt that
ceased

to

be

eligible

as

it

had

less

than

one

year

to

maturity,

and

USD 0.8bn

reflecting

nominal

amounts

of

two
instruments bought back

under a tender

offer. On 6 July

2023, UBS announced

that it would

redeem TLAC-eligible senior
unsecured

debt

on

30 July

2023

(ISINs

144A:

US902613AB45

/

Reg

S:

USH42097BS52

with

a

nominal

amount

of
USD 1.3bn, issued on 30 July 2020). This instrument remained eligible as gone concern capital as of 30 June 2023

.
TLAC1: composition for G-SIBs (at resolution group level)
30.6.23 31.12.22
USD m, except where indicated
Regulatory capital elements of TLAC and adjustments
1 Common Equity Tier 1 capital (CET1)

80,258

45,457
2
Additional Tier 1 capital (AT1) before TLAC adjustments

13,030

12,864
3 AT1 ineligible as TLAC as issued out of subsidiaries to third parties
4
Other adjustments

5
Total AT1 instruments eligible under the TLAC framework

13,030

12,864
6
Tier 2 capital (T2) before TLAC adjustments

0

484
7
Amortized portion of T2 instruments where remaining maturity

> 1 year

1,938
8
T2 capital ineligible as TLAC as issued out of subsidiaries

to third parties
9
Other adjustments

10
Total T2 instruments eligible under the TLAC framework

0

2,422
11
TLAC arising from regulatory capital

93,287

60,743
Non-regulatory capital elements of TLAC

12
External TLAC instruments issued directly by the bank and subordinated to excluded liabilities
13
External TLAC instruments issued directly by the bank which are not subordinated to excluded liabilities but meet all other

TLAC term sheet
requirements

102,214

44,033
14 of which: amount eligible as TLAC after application of the caps
15
External TLAC instruments issued by funding vehicles prior

to 1 January 2022

539

536
16
Eligible ex ante commitments to recapitalize a G-SIB in

resolution
17 TLAC arising from non-regulatory capital instruments before adjustments

102,753

44,569
Non-regulatory capital elements of TLAC: adjustments
18 TLAC before deductions

196,040

105,312
19
Deductions of exposures between multiple-point-of-entry

(MPE) resolution groups that correspond to items

eligible for TLAC (not applicable to
SPE G-SIBs)
20 Deduction of investments in own other TLAC liabilities
21
Other adjustments to TLAC

22 TLAC after deductions

196,040

105,312
Risk-weighted assets and leverage exposure measure for TLAC purposes
23 Total risk-weighted assets adjusted as permitted under the TLAC regime

556,603

319,585
24 Leverage exposure measure

1,677,877

1,028,461
TLAC ratios and buffers
25
TLAC (as a percentage of risk-weighted assets adjusted as permitted under the TLAC regime)

35.22

32.95
26 TLAC (as a percentage of leverage exposure)

11.68

10.24
27
CET1 (as a percentage of risk-weighted assets) available after meeting the resolution group’s minimum capital and TLAC requirements

8.76

9.72
28
Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher

loss absorbency
requirement, expressed as a percentage of risk-weighted assets)

3.61

3.57
29 of which: capital conservation buffer requirement

2.50

2.50
30 of which: bank-specific countercyclical buffer requirement

0.11

0.07
31
of which: higher loss absorbency requirement

1.00

1.00
▲

30 June 2023 Pillar 3 Report |
UBS Group | Total loss-absorbing capacity

Resolution entity – creditor ranking at legal entity level
Semi-annual

|
The

TLAC3

table

below

provides

an

overview

of

the

creditor

ranking

structure

of

the

resolution

entity,
UBS Group AG, on a standalone basis.
UBS Group AG issues loss-absorbing AT1 capital instruments and

TLAC-eligible senior unsecured debt.

UBS Group AG

grants

Deferred

Contingent

Capital

Plan

(DCCP)

awards

to

UBS Group

employees,

which

qualify

as
Basel III AT1 capital on

a UBS Group consolidated basis

and totaled USD 1,912m as

of 30 June 2023 (31 December 2022:
USD 1,794m).

The

related

liabilities

of

UBS Group AG

on

a

standalone

basis

of

USD 1,298m

(31 December

2022:
USD 1,365m) are

not included

in the

table below,

as these

do not

give rise

to any

current claims

until the

awards are
legally vested.
On 12 June

2023, UBS

Group AG formally

acquired Credit

Suisse Group

AG. As

a result,

the table

below includes

the
merged

positions

with

Credit

Suisse

Group

AG as

they

may

apply.

AT1

instruments

formerly

issued

by

Credit

Suisse
Group AG in a total amount of USD 17,314m were written

down on 19 March 2023.

As

of

30 June

2023,

the

TLAC

available

on

a

UBS Group AG

consolidated

basis

amounted

to

USD 196,040m
(31 December 2022: USD 105,312m).
›
Refer to “Bondholder information” at ubs.com/investors

for more information
›
Refer to the “TLAC1: composition for G-SIBs (at

resolution group level)” table in this section for

more information about TLAC for
UBS Group AG consolidated
TLAC3: creditor ranking at legal entity level for the resolution entity,

UBS Group AG
As of 30.6.23 Creditor ranking Total
USD m 1 2 3
1 Description of creditor ranking
Common shares
(most junior)
2
Additional Tier 1
Bail-in debt and
pari passu
liabilities (most
senior)
2 Total capital and liabilities net of credit risk mitigation
1

44,532

12,287

123,946

180,765
3
Subset of row 2 that are excluded liabilities

4 Total capital and liabilities less excluded liabilities (row 2 minus row 3)

44,532

12,287
3,4,5

123,946
6,7

180,765
5
Subset of row 4 that are potentially eligible as TLAC

44,532

11,966

113,120
8

169,618
6 Subset of row 5 with 1 year ≤ residual maturity < 2 years

10,150
9

10,150
7 Subset of row 5 with 2 years ≤ residual maturity < 5 years

51,377

51,377
8 Subset of row 5 with 5 years ≤ residual maturity < 10 years

32,730

32,730
9
Subset of row 5 with residual maturity ≥ 10 years, but excluding perpetual securities

18,863

18,863
10 Subset of row 5 that is perpetual securities

44,532

11,966

56,498
1 No credit risk mitigation is applied to capital

and liabilities for UBS Group AG standalone.

2 Common shares including the associated reserves are equal

to the equity of UBS Group AG standalone attributable

to
shareholders.

3 Includes interest expense accrued on AT1

capital instruments, which is not eligible

as TLAC.

4 An AT1 instrument in the

amount of USD 2bn was redeemed

during the six months ended 30 June
2023.

5 AT1 capital instruments in the total amount of USD 17.3bn formerly issued by Credit Suisse Group AG were written-down on 19 March 2023.

6 Includes interest expense accrued on bail-in debt, interest-
bearing liabilities that consist of loans from UBS AG and UBS Switzerland AG, negative replacement values, and tax and other liabilities that are not excluded liabilities under Swiss law and that rank pari passu to bail-
in debt.

7 Bail-in debt of USD 6.4bn was

redeemed and bail-in debt of USD 8.7bn

was issued during the six months ended

30 June 2023.

8 Bail-in debt of USD 0.8bn has residual

maturity of less than one year
and is not potentially eligible as TLAC.

9 Includes bail-in debt in the amount of USD 1.3bn, the call of which was announced on 6 July 2023 (redemption date 30 July 2023).
▲
Leverage ratio
Basel III leverage ratio
Quarterly |

The Basel Committee

on Banking Supervision

(the BCBS) leverage ratio,

as summarized in

the “KM1: Key

metrics“
table in

section 2

of this

report,

is calculated

by dividing

the period-end

tier 1 capital

by the

period-end leverage

ratio
denominator (the LRD).
The

LRD

consists

of

on-balance

sheet

assets

and

off-balance

sheet

items

based

on

International

Financial

Reporting
Standards (IFRS). Derivative exposures are adjusted for a number of items, including replacement values and eligible cash variation margin

netting, the

current exposure method

add-on for potential

future exposure and

net notional

amounts
for written credit derivatives. The

LRD also includes an additional

charge for counterparty

credit risk related to securities
financing transactions (SFTs).
The table below shows the difference between total IFRS assets per the IFRS consolidation scope and the BCBS total on-
balance sheet exposures. Those exposures are the starting point for calculating the BCBS LRD, as shown in the LR2 table
in this

section. The

difference is

due to the

application of

the regulatory

scope of

consolidation for

the purpose

of the
BCBS calculation. In addition, carrying amounts for derivative financial instruments and SFTs are deducted from IFRS total
assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table.

30 June 2023 Pillar 3 Report |
UBS Group | Leverage ratio

Difference between the Swiss SRB and BCBS leverage ratio
The LRD is

the same under

Swiss systemically relevant

bank (SRB) and

BCBS rules. However,

there is a

difference in

the
capital numerator between

the two

frameworks. Under BCBS

rules only

common equity tier 1

and additional tier 1

capital
are

included in

the numerator.

Under Swiss

SRB rules

UBS is

required

to meet

going and

gone concern

leverage ratio
requirements. Therefore,

depending on the requirement, the numerator includes tier

1 capital instruments, tier 2 capital
instruments and / or total loss-absorbing capacity-eligible

senior unsecured debt.

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD m 30.6.23 31.3.23 31.12.22
On-balance sheet exposures
IFRS total assets

1,678,780

1,053,134

1,104,364
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting

purposes
but outside the scope of regulatory consolidation

(17,618)

(14,320)

(13,342)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for
accounting purposes but consolidated for regulatory purposes

3,127
Adjustment for fiduciary assets recognized on the balance

sheet pursuant to the operative accounting framework but excluded from
the leverage ratio exposure measure

Less carrying amount of derivative financial instruments in IFRS total assets

(232,857)

(146,998)

(185,159)
Less carrying amount of securities financing transactions in IFRS total assets

(148,286)

(87,779)

(89,882)
Adjustments to accounting values
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral

1,283,144

804,037

815,981
Asset amounts deducted in determining BCBS Basel III

tier 1 capital

(12,350)

(10,920)

(10,826)
Transitional CET1 purchase price allocation adjustments

4,939
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)

1,275,733

793,117

805,155
▲
Quarterly |

During the second quarter of 2023, the

LRD increased by USD 663.4bn to USD 1,677.9bn, predominantly due to the acquisition of the Credit Suisse Group

,

which resulted in an increase

of USD 644.4bn.

On-balance sheet exposures

(excluding derivatives and

SFTs)

increased by

USD 479.1bn, primarily driven

by the

acquisition
of the Credit

Suisse Group, which

resulted in an

increase of USD 464.2bn.

Excluding that acquisition,

on-balance sheet
exposures increased

by USD 14.9bn,

due to

higher central

bank balances

and trading

portfolio assets,

partly offset

by
lower lending balances.
Derivative

exposures

increased

by

USD 49.9bn,

primarily

driven

by

the

acquisition

of

the

Credit

Suisse

Group,

which
resulted in

an increase

of USD 48.8bn.

Excluding that

acquisition, derivative

exposures increased

by USD 1.1bn,

mainly
due to an

increase in trading

volumes driven by

equity option contracts

in Global Wealth

Management and market-driven
movements on foreign-currency and interest-rate

contracts in the Investment Bank.
SFT exposures increased by USD 65.0bn, primarily driven by the acquisition of the Credit Suisse Group, which resulted in an increase of USD 63.5bn. Excluding that acquisition, SFT exposures increased by USD 1.5bn, due to collateral sourcing
activities.
Off-balance

sheet exposures

increased

by USD

66.0bn,

primarily driven

by the

acquisition

of the

Credit Suisse

Group,
which

resulted

in

an

increase

of

USD 64.6bn.

Excluding

that

acquisition,

off-balance

sheet

exposures

increased

by
USD 1.4bn, largely due to an increase

in credit risk guarantees in Global Wealth Management.
›
Refer to “Leverage ratio denominator” in the

“Capital management” section of the UBS Group

second quarter 2023 report,
available under ”Quarterly reporting” at ubs.com/investors , for more information

30 June 2023 Pillar 3 Report |
UBS Group | Leverage ratio

LR1: BCBS Basel III leverage ratio summary comparison
USD m 30.6.23 31.3.23 31.12.22
1 Total consolidated assets as per published financial statements

1,678,780

1,053,134

1,104,364
2
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting
purposes but outside the scope of regulatory consolidation
1

(29,969)

(25,240)

(24,169)
3
Adjustment for fiduciary assets recognized on the balance

sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
4 Adjustments for derivative financial instruments

(91,438)

(55,432)

(94,893)
5
Adjustment for securities financing transactions (i.e., repos and similar secured lending)

13,543

9,074

8,741
6
Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)

98,896

32,910

34,416
7 Other adjustments

8,066
7a of which: Transitional CET1 purchase price allocation adjustments

4,939
7b
of which: consolidated entities under the regulatory scope

of consolidation

3,127
8 Leverage ratio exposure (leverage ratio denominator)

1,677,877

1,014,446

1,028,461
1 Includes assets that are deducted from tier 1 capital.
LR2: BCBS Basel III leverage ratio common disclosure
USD m, except where indicated 30.6.23 31.3.23 31.12.22
On-balance sheet exposures
1
On-balance sheet items (excluding derivatives and securities financing transactions (SFTs), but including collateral)

1,283,144

804,037

815,981
2 (Asset amounts deducted in determining Basel III Tier 1 capital)

(12,350)

(10,920)

(10,826)
2a Transitional CET1 purchase price allocation adjustments

4,939
3 Total on-balance sheet exposures (excluding derivatives and SFTs)

1,275,733

793,117

805,155
Derivative exposures
4
Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)

74,004

45,853

52,184
5
Add-on amounts for PFE associated with all derivatives transactions

112,704

78,240

72,077
6
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative
accounting framework
7
(Deductions of receivables assets for cash variation margin provided in derivatives transactions)

(33,349)

(18,141)

(22,067)
8
(Exempted QCCP leg of client-cleared trade exposures)

(15,740)

(14,911)

(12,413)
9
Adjusted effective notional amount of all written credit

derivatives
1

187,506

45,608

41,188
10
(Adjusted effective notional offsets and add-on deductions for written credit derivatives)
2

(183,705)

(45,083)

(40,702)
11 Total derivative exposures

141,419

91,566

90,266
Securities financing transaction exposures
12
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions

244,037

183,513

177,828
13 (Netted amounts of cash payables and cash receivables of gross SFT assets)

(95,751)

(95,735)

(87,946)
14 CCR exposure for SFT assets

13,543

9,074

8,741
15 Agent transaction exposures
16 Total securities financing transaction exposures

161,829

96,853

98,623
Other off-balance sheet exposures
17 Off-balance sheet exposure at gross notional amount

345,959

110,419

111,555
18 (Adjustments for conversion to credit equivalent amounts)

(247,063)

(77,509)

(77,139)
19 Total off-balance sheet items

98,896

32,910

34,416
Total exposures (leverage ratio denominator)

1,677,877

1,014,446

1,028,461
Capital and total exposures (leverage ratio denominator)
20 Tier 1 capital

93,287

57,694

58,321
21 Total exposures (leverage ratio denominator)

1,677,877

1,014,446

1,028,461
Leverage ratio
22
Basel III leverage ratio (%)

5.6

5.7

5.7
1 Includes protection sold,

including agency transactions.

2 Protection sold

can be offset

with protection bought

on the same

underlying reference entity,

provided that the

conditions according to

the Basel III
leverage ratio framework and disclosure requirements are met.
▲

30 June 2023 Pillar 3 Report |
UBS Group | Liquidity and funding

Liquidity and funding
Liquidity coverage ratio
Quarterly |
We monitor

the liquidity

coverage

ratio (the

LCR) in

all significant

currencies

in order

to manage

any currency
mismatch between high-quality liquid assets (HQLA) and

the net expected cash outflows in times of stress.
▲
Pillar 3 disclosure requirement Second quarter 2023 report section Disclosure Second quarter 2023 report page number
Concentration of funding sources Balance sheet and off-balance sheet Liabilities by product and currency 58
High-quality liquid assets
Quarterly |
HQLA must be easily and immediately convertible into cash

at little or no loss of value, especially during a

period
of stress. HQLA

are assets that

are of low

risk and

are unencumbered. Other

characteristics of HQLA

are ease and

certainty
of valuation, low correlation with risky assets, listing of the assets on a developed and recognized exchange, existence of
an active and sizable

market for the

assets, and low volatility.

Our HQLA predominantly

consist of assets that

qualify as
Level 1 in

the LCR

framework,

including cash,

central bank

reserves

and government

bonds. In

the second

quarter

of
2023,

our

HQLA

increased

following

the

acquisition

of

the

Credit

Suisse

Group,

but

the

composition

thereof

was
unchanged.
High-quality liquid assets (HQLA)
Average 2Q23
1
Average 1Q23
1
USD bn, except where indicated
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Cash balances
3

163.1

163.1

137.3

137.3
Securities (on- and off-balance sheet)

70.0

24.0

94.0

70.9

22.0

92.9
Total HQLA
4

233.1

24.0

257.1

208.2

22.0

230.2
1 Calculated based on an average of 64 data points in the second quarter of 2023 and 64 data points in the first quarter of 2023.

2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.

3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.

4 Calculated in accordance with FINMA requirements.
▲

30 June 2023 Pillar 3 Report |
UBS Group | Liquidity and funding

LCR development during the second quarter of 2023

Quarterly |
The quarterly average LCR of the

UBS Group increased 13.3 percentage

points to 175.2%, remaining above

the
prudential requirement

communicated

by the

Swiss Financial

Market

Supervisory Authority

(FINMA). This

average was
calculated based

on a

simple average

of 64

data points

in the

second quarter

of 2023,

which includes

Credit Suisse’s
business

activity

from

the

acquisition

date

to

30 June

2023,

i.e.,

15

business

days

from

12 June

2023.

The

post-
acquisition, 15-day average LCR of the UBS Group was 199.5%.
›
Refer to the “Acquisition of Credit Suisse Group” section

of the UBS Group second quarter 2023 report,

available under “Quarterly
reporting” at ubs.com/investors , report for more information
The movement

in the

average LCR

was primarily

driven by

an increase

in HQLA

of USD 26.9bn

to USD 257.1bn.

This
increase was substantially

related to the

Credit Suisse HQLA,

which were mainly

made up of

cash and government bonds.
The 15-day average HQLA of the UBS Group following the

acquisition of the Credit Suisse Group was USD 372.1bn.
The increase

in HQLA

was partly

offset by

a USD 2.8bn

increase in

net cash

outflows to

USD 145.0bn, predominantly
attributable to Credit Suisse’s net cash outflows related to customer deposits, credit commitments and derivatives. These outflows were

partly offset

by inflows

from loans

in Credit

Suisse, as

well as

lower outflows

from deposits

and prime
brokerage

transactions

of

the

UBS

Group

excluding

Credit

Suisse.

The

15-day

average

net

cash

outflows

of

the

UBS
Group following the acquisition of the Credit Suisse Group

was USD 186.5bn.
LIQ1: Liquidity coverage ratio
Average 2Q23
1
Average 1Q23
1
USD bn, except where indicated
Unweighted
value
Weighted
value
2
Unweighted
value
Weighted
value
2
High-quality liquid assets (HQLA)
1 Total HQLA

261.8

257.1

234.5

230.2
Cash outflows
2 Retail deposits and deposits from small business customers

288.1

32.4

270.2

30.4
3 of which: stable deposits

35.1

1.2

35.0

1.2
4 of which: less stable deposits

253.0

31.2

235.1

29.2
5 Unsecured wholesale funding

216.4

112.1

206.5

109.3
6 of which: operational deposits (all counterparties)

53.9

13.3

48.2

11.9
7 of which: non-operational deposits (all counterparties)

148.7

84.9

145.4

84.5
8 of which: unsecured debt

13.8

13.8

12.9

12.9
9 Secured wholesale funding

65.4

70.0
10 Additional requirements:

131.3

37.6

105.0

33.1
11 of which: outflows related to derivatives and other transactions

69.6

21.9

64.8

22.5
12 of which: outflows related to loss of funding on debt products
3

0.2

0.2

0.1

0.1
13 of which: committed credit and liquidity facilities

61.5

15.5

40.1

10.6
14 Other contractual funding obligations

20.8

19.9

18.6

17.7
15 Other contingent funding obligations

258.0

8.1

201.0

4.2
16 Total cash outflows

275.3

264.7
Cash inflows
17 Secured lending

252.1

74.2

226.0

70.3
18 Inflows from fully performing exposures

63.8

28.6

52.9

23.8
19 Other cash inflows

27.5

27.5

28.5

28.5
20 Total cash inflows

343.3

130.3

307.3

122.5
Average 2Q23
1
Average 1Q23
1
USD bn, except where indicated
Total adjusted
value
4
Total adjusted
value
4
Liquidity coverage ratio (LCR)
21 Total HQLA

257.1

230.2
22 Net cash outflows

145.0

142.2
23 LCR (%)

175.2

161.9
1 Calculated based

on an average

of 64 data

points in the

second quarter of

2023 and 64

data points in

the first quarter

of 2023.

2 Calculated after

the application of

haircuts and inflow

and outflow rates.

3 Includes outflows related to loss of funding on asset

-backed securities, covered bonds,

other structured financing instruments, asset-backed

commercial papers, structured entities (conduits),

securities investment
vehicles and other such financing facilities.

4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.
▲

30 June 2023 Pillar 3 Report |
UBS Group | Liquidity and funding

Net stable funding ratio
Net stable funding ratio development during the second quarter of 2023
Semi-annual |
As of

30 June 2023,

the net

stable funding

ratio (the

NSFR) of

the UBS

Group decreased

by 0.1 percentage
points to 117.6%, remaining

above the prudential requirement

communicated by FINMA. The

NSFR for the UBS

Group
excluding Credit

Suisse

improved

compared

with

31 March

2023, and

this

effect

was offset

by the

acquisition

of the
Credit Suisse Group.

Available stable

funding increased by

USD 316.8bn to

USD 873.1bn,

predominantly driven by

the acquisition

of the Credit
Suisse Group,

mainly reflecting

deposit balances,

debt securities

issued, regulatory capital

and, to

a lesser

extent, securities
financing

transactions.

The

increase

in

the

UBS

Group

excluding

Credit

Suisse

was

predominantly

driven

by

higher
customer deposits and debt securities issued.

Required stable funding increased by USD 269.4bn to USD 742.1bn, substantially reflecting the acquisition of the Credit
Suisse Group. This balance predominantly includes lending assets and, to a lesser extent, derivative balances and trading portfolio assets.

Required stable

funding in

the UBS

Group excluding

Credit Suisse

decreased slightly,

mainly driven

by
lower trading assets.
LIQ2: Net stable funding ratio (NSFR)
30.6.23 31.3.23
Unweighted value by residual maturity Unweighted value by residual maturity
USD bn
No Maturity < 6 months
6 months to
< 1 year ≥ 1 year
Weighted
Value No Maturity < 6 months
6 months to
< 1 year ≥ 1 year
Weighted
Value
Available Stable Funding (ASF) Item
1 Capital: 87.0 10.3 97.2 56.8 10.9 67.6
2 Regulatory Capital 87.0 9.8 96.7 56.8 10.3 67.1
3 Other Capital Instruments 0.5 0.5 0.6 0.6
4 Retail deposits and deposits from small business
customers: 381.6 16.9 13.2 373.7 289.0 8.6 11.7 281.2
5 Stable deposits 36.2 34.4 34.4 32.6
6 Less stable deposits 345.4 16.9 13.2 339.3 254.6 8.6 11.7 248.5
7 Wholesale Funding: 536.8 58.2 235.7 389.4 322.1 33.4 105.7 201.1
8 Operational Deposits 76.8 38.4 49.4 24.7
9 Other wholesale funding 460.0 58.2 235.7 351.0 272.7 33.4 105.7 176.4
10 Liabilities with matching interdependent assets 3.9 4.0
11 Other liabilities: 47.5 142.2 0.1 2.1 12.7 42.3 96.0 0.0 3.1 6.4
12 NSFR derivative liabilities 2.1
1
13 All other liabilities and equity not included in the
above categories 47.5 142.2 0.1 2.1 12.7 42.3 96.0 0.0 1.0 6.4
14 Total ASF 873.1 556.3
Required Stable Funding (RSF) Item
15 Total NSFR high-quality liquid assets (HQLA) 30.9 28.2
16 Deposits held at other financial institutions for
operational purposes 16.4 8.5 9.3 5.0
17 Performing loans and securities: 49.8 302.1 61.4 505.6 575.1 46.4 164.4 25.8 318.9 356.9
18 Performing loans to financial institutions secured by
Level 1 HQLA or Level 2a HQLA 78.4 1.9 0.2 9.6 33.3 1.7 0.0 6.3
19 Performing loans to financial institutions secured by
Level 2b HQLA or non-HQLA and unsecured
performing loans to financial institutions 80.3 11.3 67.0 88.0 62.8 5.8 38.3 53.6
20 Performing loans to non-financial corporate clients,
loans to retail and small business customers, and
loans to sovereigns, central banks and PSEs, of which: 117.9 25.5 175.7 216.0 56.6 11.5 109.7 126.5
21 With a risk weight of less than or equal to 35%
under Basel II standardised approach for credit risk 2.5 0.1 9.6 7.3 0.5 0.2 2.2 2.1
22 Performing residential mortgages, of which: 23.2 20.3 244.4 200.9 8.4 5.5 157.7 117.3
23 With a risk weight of less than or equal to 35%
under Basel II standardised approach for credit risk 11.2 10.5 220.7 169.6 7.4 5.3 140.7 101.9
24 Securities that are not in default and do not qualify as
HQLA, including exchange-traded equities 49.8 2.3 2.4 18.3 60.6 46.4 3.2 1.4 13.2 53.2
25 Assets with matching interdependent liabilities 4.0 3.9
26 Other assets: 44.6 56.2 0.1 142.0 120.0 37.1 44.7 0.1 81.1 80.0
27 Physical traded commodities, including gold 1.8 1.5 0.6 0.5
28 Assets posted as initial margin for derivative contracts
and contributions to default funds of CCPs 38.9
1
33.1 26.4
1
22.4
29 NSFR derivative assets 0.5
1
0.5
30 NSFR derivative liabilities before deduction of variation margin posted 79.8
1
16.0 45.7
1
9.1
31 All other assets not included in the above categories 42.8 56.2 0.1 22.8 68.9 36.6 44.7 0.1 9.0 47.9
32 Off-balance sheet items 16.6 9.5 141.2 7.7 18.1 7.8 35.3 2.6
33 Total RSF 742.1 472.7
34 Net Stable Funding Ratio (%) 117.6 117.7
1 The ≥ 1 year maturity bucket includes balances for which differentiation by maturity is not required.
▲

30 June 2023 Pillar 3 Report |
UBS Group | Requirements for global

systemically important banks and related indicators

51
Requirements for global systemically important banks
and related indicators
Semi-annual |
The Financial Stability Board

(the FSB) has determined that

UBS is a global

systemically important bank (a G-SIB),
using an indicator-based

methodology adopted by

the Basel Committee

on Banking Supervision (the

BCBS). Banks that
qualify as G-SIBs are required to disclose 13

indicators for assessing the systemic importance

of G-SIBs as defined by the
BCBS. These indicators are used for the G-SIB score calculation and cover five categories: size,

cross-jurisdictional activity,
interconnectedness, substitutability / financial institution infra structure, and complexity.
Based

on

the

published

indicators,

G-SIBs

are

subject

to

additional

common

equity

tier 1

(CET1)

capital

buffer
requirements in a

range from 1.0%

to 3.5%. In

November 2022, the

FSB confirmed that,

based on the

year-end 2021
indicators, the additional

CET1 capital buffer

requirement for the

UBS Group

will remain at

1.0%. An updated

assessment
from the FSB will become available in November 2023.

BCBS requirements

are minimum

requirements that

regulators must

put in

place in

their respective

jurisdictions. Based
on

the

BCBS

assessment

in

2022,

the

Swiss

SRB

capital

requirements

exceed

the

BCBS

requirements.

Following

the
acquisition of the Credit Suisse

Group, the BCBS may change

the G-SIB buffer requirement

in its upcoming assessment.
Even if this resulted

in the highest

G-SIB buffer requirement

currently assigned to

any bank, which

is 2.5%, UBS

would
not be

affected by

these additional

G-SIB requirements,

as the

Swiss SRB

capital requirement

would still

be higher.

As
our

Swiss

systemically

relevant

bank

Basel

III

capital

requirements

exceed

the

BCBS

requirements,

including

the

G-SIB
buffer, we are not affected by these additional G-SIB requirements.

The BCBS introduced a leverage ratio buffer for G-SIBs as a part of the finalization of the Basel III framework announced in

December

2017.

The

leverage

ratio

buffer

is

set

at

50%

of

risk-weighted

higher-loss

absorbency

requirements.
Implementation of the final Basel
III framework in Switzerland is expected

to enter into force on 1
January 2025. We do
not expect these changes to increase our additional CET1

capital buffer requirement.
Our

G-SIB

indicators

as

of

31 December

2022

were

published

in

July

2023

under

“Pillar 3

disclosures”

at
ubs.com/investors
.
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Introduction

52
Significant regulated subsidiaries
and sub-groups
Introduction
Scope of disclosures in this section
The sections

below include

capital and

other regulatory

information as

of 30 June 2023

for UBS AG

consolidated, UBS AG
standalone,

UBS Switzerland AG

standalone,

UBS Europe SE

consolidated,

UBS Americas Holding LLC

consolidated,
Credit

Suisse AG

consolidated,

Credit

Suisse AG

standalone,

Credit

Suisse

(Schweiz) AG

consolidated,

Credit

Suisse
(Schweiz)

AG standalone,

Credit

Suisse

International

standalone

and

Credit

Suisse

Holdings

(USA),

Inc.

consolidated.
Capital information in

the following

sections is

based on

Pillar 1 capital requirements.

Entities may

be subject to

significant
additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity.
UBS Americas Holding LLC consolidated and Credit Suisse

Holdings

(USA), Inc. consolidated
Recent events in the US banking market
In May

2023, the

Federal

Reserve

Board

(the

FRB) and

the

Federal

Deposit Insurance

Corporation (the

FDIC)

released
reports that

covered the

circumstances

leading to

the closing

of certain

banking organizations

following the

events in
the banking

market in

March 2023.

The reports noted

shortcomings in

the supervisory

agencies’ execution

of examination
programs,

including

escalation

of

supervisory

issues

and

staffing.

They

also

raised

concerns

related

to

the

regulatory
framework, including the

Federal Reserve’s Tailoring

Rule and other

topics, such as

interest rate

risk management. UBS
expects these developments to

impact the regulatory environment in

the US, where UBS

maintains significant operations.
Federal Reserve Board releases stress test results
In June 2023,

the Federal Reserve

Board released

the results

of its 2023

Dodd–Frank Act

Stress Test

(DFAST).

UBS’s US
intermediate

holding

company,

UBS

Americas

Holding

LLC,

and

Credit

Suisse’s

intermediate

holding,

Credit

Suisse
Holdings

(USA),

Inc.,

exceeded

the

minimum

capital

requirements

under the

severely

adverse

scenario.

Following

the
completion of

the annual

DFAST

and the

Comprehensive

Capital Analysis

and Review

(CCAR), UBS

Americas Holding
LLC was assigned

a stress

capital buffer

(an SCB) of

9.1% (previously

4.8%) under the

SCB rule as

of 1 October

2023,
resulting in

a total

common

equity tier

1 (CET1)

capital requirement

of 13.6%.

Credit

Suisse Holdings

(USA), Inc. was
assigned an SCB of 7.2% (previously 9.0%), resulting

in a total CET1 capital requirement of 11.7%.
US authorities consult on final Basel III implementation
In July 2023, US banking regulators,

including the FRB, the FDIC

and the Office of the

Comptroller of the Currency

(the
OCC),

issued

a

public

consultation

on

a

proposal

that

would

implement

the

final

components

of

the

Basel III

capital
standards

for

US

banking

organizations

and

foreign-owned

intermediate

holding

companies,

such

as

UBS

Americas
Holding LLC and Credit Suisse Holdings (USA),

Inc. Among others, the proposed rules would

end the use of the internal
model approach

for credit

risk by

the largest

banking organizations

and would

introduce

instead a

new standardized
approach. In addition, the proposed rules for operational risks would replace the advanced measurement approach with
a

standardized

measure.

The

proposal

calls

for

a

three-year

transition

period,

starting

on

1 July

2025,

and

full
implementation by 1 July 2028. The impact on UBS will depend on new or revised regulatory interpretations, changes in business growth, market conditions and other

factors.

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

53
UBS AG consolidated
Key metrics of the second quarter of 2023
Quarterly |
The

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Basel III

rules

and

International
Financial Reporting Standards (IFRS).
During the second quarter of 2023, tier 1 capital decreased by USD

0.1bn to USD 55.0bn.

Common equity tier 1 (CET1)
capital

increased

by

USD 0.5bn

to

USD 43.3bn,

mainly

reflecting

operating

profit

before

tax

of

USD 1.5bn,

with
associated current tax expenses of

USD 0.4bn, and positive effects from foreign currency

translation of USD 0.2bn, partly
offset by additional

dividend accruals of

USD 0.9bn. Additional tier 1 (AT1)

capital decreased by USD 0.6bn,

mainly driven
by

one

high-trigger

loss-absorbing

AT1

capital

instrument

previously

on-lent

from

the

Group

to

UBS AG

that

was
transferred to Credit Suisse AG on 30 June 2023.
Risk-weighted assets (RWA) increased by USD

2.2bn to USD 323.4bn during the

second quarter of 2023, primarily driven
by credit risk and counterparty credit risk,

mainly as a result of an increase in loans and

loan commitments in Personal &
Corporate

Banking

and

Global

Wealth

Management,

partly

offset

by

decreases

in

market

risk and

non-counterparty-
related risk RWA.

Leverage

ratio

exposure

increased

by

USD 30.3bn

to

USD 1,048.3bn,

mainly

driven

by

higher

central

bank

balances,
lending and trading portfolio

assets, as well

as increases in

securities financing transactions

,

derivatives

and off-balance
sheet exposures.
Correspondingly,

the

CET1

capital

ratio

of

UBS AG

consolidated

increased

to

13.4%

from

13.3%,

reflecting

the
aforementioned increase in the CET1 capital, largely offset by the increase in RWA. The Basel III leverage ratio decreased
to 5.2% from 5.4%, mainly reflecting the higher leverage

ratio exposure.
In the second quarter of

2023, the average liquidity coverage

ratio (the LCR) of UBS AG consolidated

stood at 170.9%.
This

average

LCR

was

calculated

based

on

the

average

for

the

15

business

days

from

the

formal

acquisition

date

of
Credit Suisse Group on 12 June 2023 until the end

of the second quarter of 2023.
As of 30 June 2023, the net stable funding ratio of UBS

AG consolidated stood at 118.2%.

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

54
KM1: Key metrics
USD m, except where indicated
30.6.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

43,300
1a Fully loaded ECL accounting model CET1

43,300
2 Tier 1
1

55,017
2a Fully loaded ECL accounting model Tier 1

55,017
3 Total capital
1

55,017
3a Fully loaded ECL accounting model total capital

55,017
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

323,406
4a Minimum capital requirement
2

25,873
4b Total risk-weighted assets (pre-floor)

323,406
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

13.39
5a Fully loaded ECL accounting model CET1 ratio (%)

13.39
6 Tier 1 ratio (%)
1

17.01
6a Fully loaded ECL accounting model Tier 1 ratio (%)

17.01
7 Total capital ratio (%)
1

17.01
7a Fully loaded ECL accounting model total capital ratio (%)

17.01
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50
9 Countercyclical buffer requirement (%)

0.10
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.29
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4

2.60
12 CET1 available after meeting the bank’s minimum capital requirements (%)

8.89
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

1,048,313
14 Basel III leverage ratio (%)
1

5.25
14a Fully loaded ECL accounting model Basel III leverage ratio (%)

5.25
Liquidity coverage ratio (LCR)
5
15 Total high-quality liquid assets (HQLA)

224,849
16 Total net cash outflow

131,535
16a of which: cash outflows

258,700
16b of which: cash inflows

127,165
17 LCR (%) 170.94
Net stable funding ratio (NSFR)
18 Total available stable funding 564,491
19 Total required stable funding 477,615
20 NSFR (%) 118.19
1 As of 1 July

2022, our capital amounts exclude the transitional

relief of recognizing ECL allowances and provisions in

CET1 capital in accordance with FINMA Circular

2013/1 “Eligible capital – banks”.

2 Calculated
as 8% of total RWA, based on total

capital minimum requirements, excluding

CET1 buffer requirements.

3 Swiss SRB going and gone concern requirements

and information for UBS AG consolidated

are provided
below in this section.

4 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

5 Calculated after the application of
haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 15 data points in the second quarter of 2023

from the formal acquisition
date of Credit Suisse Group as of 12 June 2023.
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

55
Swiss SRB going and gone concern requirements and

information

Quarterly |
The tables

below provide

details of

the Swiss

systemically relevant

bank RWA-

and leverage

ratio denominator-
based

going

and

gone

concern

requirements

and

information

as

required

by

the

Swiss

Financial

Market

Supervisory
Authority (FINMA). Details regarding eligible gone concern

instruments are provided below.
In

November

2022, the

Swiss

Federal

Council

adopted

amendments

to

the

Banking

Act and

the

Banking

Ordinance,
which entered into force as of 1 January 2023.

The amendments replaced the resolvability discount on the gone concern capital

requirements

for

systemically

important

banks

(SIBs),

including

UBS,

with

reduced

base

gone

concern

capital
requirements equivalent to 75%

of the total going

concern requirements (excluding countercyclical buffer requirements).
In addition, as

of July 2024,

FINMA will have the

authority to impose

a surcharge of up

to 25% of

the total going

concern
capital requirements based

on obstacles to the

SIB’s resolvability identified

in future resolvability

assessments. UBS AG’s
consolidated

total

gone

concern

requirements

remained

substantially

unchanged

in

the

second

quarter

of

2023 as

a
result

of

these

changes.

Outstanding

high-

and

low-trigger

loss-absorbing

tier 2

capital

instruments,

non-Basel III-
compliant

tier 2

capital

instruments

and

total

loss-absorbing

capacity-eligible

senior

unsecured

debt

instruments

are
eligible to meet gone concern requirements until one year

before maturity.
More

information

about

the

going

and

gone

concern

requirements

and

information

is

provided

in

the

“UBS AG
consolidated total loss-absorbing capacity

and leverage ratio information

”

section of the Annual

Report 2022, available
under “Annual reporting” at
ubs.com/investors.
Swiss SRB going and gone concern requirements and information
As of 30.6.23 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.70
1

47,527

5.00
1

52,416
Common equity tier 1 capital

10.40

33,621

3.50
2

36,691
of which: minimum capital

4.50

14,553

1.50

15,725
of which: buffer capital

5.50

17,787

2.00

20,966
of which: countercyclical buffer

0.40

1,280
Maximum additional tier 1 capital

4.30

13,906

1.50

15,725
of which: additional tier 1 capital

3.50

11,319

1.50

15,725
of which: additional tier 1 buffer capital

0.80

2,587
Eligible going concern capital
Total going concern capital

17.01

55,017

5.25

55,017
Common equity tier 1 capital

13.39

43,300

4.13

43,300
Total loss-absorbing additional tier 1 capital

3.62

11,718

1.12

11,718
of which: high-trigger loss-absorbing additional tier 1 capital

3.26

10,528

1.00

10,528
of which: low-trigger loss-absorbing additional tier 1 capital
3

0.37

1,189

0.11

1,189
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

34,685

3.75

39,312
of which: base requirement including add-ons for market share and LRD

10.73

7

34,685

3.75

7

39,312
Eligible gone concern capital
Total gone concern loss-absorbing capacity

15.95

51,572

4.92

51,572
Total tier 2 capital

0.17

539

0.05

539
of which: non-Basel III-compliant tier 2 capital

0.17

539

0.05

539
TLAC-eligible senior unsecured debt

15.78

51,033

4.87

51,033
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.42

82,212

8.75

91,727
Eligible total loss-absorbing capacity

32.96

106,589

10.17

106,589
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

323,406
Leverage ratio denominator

1,048,313
1 Includes applicable add-ons of

1.44% for risk-weighted assets

(RWA) and 0.50% for

leverage ratio denominator (LRD).

2 UBS AG’s

minimum CET1 leverage ratio

requirement of 3.5% consists

of a 1.5% base
requirement, a 1.5%

base buffer capital

requirement, a 0.25%

LRD add-on requirement

and a 0.25%

market share

add-on requirement based

on the

Swiss credit business.

3 Existing outstanding

low-trigger
additional tier 1 capital instruments qualify as going concern capital at the UBS AG consolidated level, as agreed with FINMA, until their first call date.

As of their first call date, these instruments are eligible to meet the gone concern

requirements.

4 A maximum of

25% of the

gone concern requirements

can be met

with instruments that

have a remaining

maturity of between

one and two

years. Once at

least 75% of

the
minimum gone concern requirement

has been met with

instruments that have a remaining

maturity of greater than

two years, all

instruments that have a

remaining maturity of between one

and two years remain
eligible to be included in the total gone

concern capital.

5 From 1 January 2023, the

resolvability discount on the gone concern

capital requirements for systemically important banks (SIBs)

has been replaced with
reduced base gone

concern capital requirements

equivalent to 75%

of the total

going concern requirements

(excluding countercyclical buffer

requirements).

6 As of

July 2024, FINMA

will have the

authority to
impose a surcharge of up to 25% of the

total going concern capital requirements should

obstacles to an SIB’s resolvability

be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08%
for RWA and 0.38% for LRD.

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

56
Swiss SRB going and gone concern information
USD m, except where indicated 30.6.23 31.3.23 31.12.22
Eligible going concern capital
Total going concern capital

55,017

55,116

54,770
Total tier 1 capital

55,017

55,116

54,770
Common equity tier 1 capital

43,300

42,801

42,929
Total loss-absorbing additional tier 1 capital

11,718

12,315

11,841
of which: high-trigger loss-absorbing additional tier 1 capital

10,528

11,118

10,654
of which: low-trigger loss-absorbing additional tier 1 capital

1,189

1,198

1,187
Eligible gone concern capital
Total gone concern loss-absorbing capacity

51,572

52,624

46,991
Total tier 2 capital

539

2,975

2,958
of which: low-trigger loss-absorbing tier 2 capital

0

2,438

2,422
of which: non-Basel III-compliant tier 2 capital

539

538

536
TLAC-eligible senior unsecured debt

51,033

49,649

44,033
Total loss-absorbing capacity
Total loss-absorbing capacity

106,589

107,741

101,761
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

323,406

321,224

317,823
Leverage ratio denominator

1,048,313

1,018,023

1,029,561
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.0

17.2

17.2
of which: common equity tier 1 capital ratio

13.4

13.3

13.5
Gone concern loss-absorbing capacity ratio

15.9

16.4

14.8
Total loss-absorbing capacity ratio

33.0

33.5

32.0
Leverage ratios (%)
Going concern leverage ratio

5.2

5.4

5.3
of which: common equity tier 1 leverage ratio

4.1

4.2

4.2
Gone concern leverage ratio

4.9

5.2

4.6
Total loss-absorbing capacity leverage ratio

10.2

10.6

9.9
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

57
UBS AG standalone
Key metrics of the second quarter of 2023
Quarterly |
The

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Basel III

rules

and

International
Financial Reporting Standards (IFRS).
During the second quarter of 2023, tier 1 capital decreased by USD 0.2bn to USD 65.6bn.

Common equity tier 1 (CET1)
capital increased by USD 0.4bn

to USD 53.9bn, mainly reflecting

operating profit before tax,

largely offset by additional
accruals for

capital returns

to UBS

Group AG. Additional

tier 1 (AT1)

capital decreased

by USD 0.6bn,

mainly driven

by
one high-trigger loss-absorbing AT1

capital instrument previously on-lent

from the Group

to UBS AG that was

transferred
to Credit Suisse AG on 30 June 2023.
Phase-in

risk-weighted

assets

(RWA)

decreased

by

USD

4.9bn

to

USD

343.4bn

during

the

second

quarter

of

2023,
primarily driven by a decrease in participation RWA, partly

offset by an increase in credit and counterparty credit risk.
Leverage

ratio

exposure

increased

by

USD 16.8bn

to

USD 606.2bn,

mainly

driven

by

higher

lending

balances,

central
bank balances, trading portfolio assets and derivative exposure

,

partly offset by lower other non-financial assets.
Correspondingly, the CET1

capital ratio of UBS AG

standalone increased to 15.7%

from 15.4%, primarily reflecting

the
decrease in RWA.

The firm’s Basel III

leverage ratio decreased

to 10.8% from

11.2%, mainly reflecting

the higher leverage
ratio exposure.
In the second

quarter of 2023, the

quarterly average liquidity

coverage ratio (the

LCR) of UBS AG

standalone increased
18.9 percentage

points to

208.0%, remaining

above the

prudential requirement

communicated by

the Swiss

Financial
Market Supervisory Authority (FINMA). The increase in average LCR was mainly driven by a decrease in net cash outflows
of USD 5.3bn to USD 47.1bn

due to lower outflows

from prime brokerage

and higher inflows from

securities financing
transactions. High-quality liquid assets were stable at USD

97.7bn.
As of

30 June 2023,

the

net

stable funding

ratio

increased

by 1.2

percentage

points to

89.4%,

remaining

above

the
prudential

requirement

communicated

by

FINMA.

Available

stable

funding

decreased

by

USD 1.1bn

to

USD 253.9bn,
largely driven by lower equity,

mainly due to the dividend distribution in April 2023, substantially offset by an increase in debt

issued and

higher

customer

deposits.

Required

stable

funding

decreased

by

USD 5.1bn

to

USD 283.9bn,

mainly
driven

by

the

release

of

the

prior-year

dividend

accrual

following

the

dividend

distribution

and

lower

investments

in
subsidiaries and

trading assets,

partly offset

by higher

lending assets,

largely due

to funding

provided to

Credit Suisse,
and higher derivative balances.

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

58
KM1: Key metrics
USD m, except where indicated
30.6.23 31.3.23 31.12.22 30.9.22 30.6.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

53,904

53,476

53,995

53,480

54,146
1a Fully loaded ECL accounting model CET1

53,904

53,476

53,995

53,480

54,139
2 Tier 1
1

65,622

65,791

65,836

67,149

68,188
2a Fully loaded ECL accounting model Tier 1

65,622

65,791

65,836

67,149

68,180
3 Total capital
1

65,622

66,279

66,321

67,634

68,682
3a Fully loaded ECL accounting model total capital

65,622

66,279

66,321

67,634

68,674
Risk-weighted assets (amounts)
2
4 Total risk-weighted assets (RWA)

343,374

348,235

332,864

323,364

327,846
4a Minimum capital requirement
3

27,470

27,859

26,629

25,869

26,228
4b Total risk-weighted assets (pre-floor)

343,374

348,235

332,864

323,364

327,846
Risk-based capital ratios as a percentage of RWA
2
5 CET1 ratio (%)
1

15.70

15.36

16.22

16.54

16.52
5a Fully loaded ECL accounting model CET1 ratio (%)

15.70

15.36

16.22

16.54

16.51
6 Tier 1 ratio (%)
1

19.11

18.89

19.78

20.77

20.80
6a Fully loaded ECL accounting model Tier 1 ratio (%)

19.11

18.89

19.78

20.77

20.80
7 Total capital ratio (%)
1

19.11

19.03

19.92

20.92

20.95
7a Fully loaded ECL accounting model total capital ratio (%)

19.11

19.03

19.92

20.92

20.95
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.09

0.08

0.06

0.02

0.02
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.00

0.00

0.00

0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
4
11 Total of bank CET1 specific buffer requirements (%)
5

2.59

2.58

2.56

2.52

2.52
12 CET1 available after meeting the bank’s minimum capital requirements (%)

11.11

10.86

11.72

12.04

12.02
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

606,158

589,317

575,461

553,215

569,794
14 Basel III leverage ratio (%)
1

10.83

11.16

11.44

12.14

11.97
14a Fully loaded ECL accounting model Basel III leverage ratio (%)

10.83

11.16

11.44

12.14

11.97
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

97,726

98,761

101,609

105,768

104,628
16 Total net cash outflow

47,083

52,382

53,616

55,770

55,405
16a of which: cash outflows

160,163

163,526

156,764

155,688

159,568
16b of which: cash inflows

113,080

111,144

103,148

99,919

104,163
17 LCR (%) 207.98

189.11

191.19

190.23

189.29
Net stable funding ratio (NSFR)
7
18 Total available stable funding 253,927 254,983 254,433 241,505 244,791
19 Total required stable funding 283,937 288,991 280,166 263,308 265,597
20 NSFR (%) 89.43 88.23 90.82 91.72 92.17
1 As of 1 July 2022, our capital

amounts exclude the transitional relief of recognizing ECL

allowances and provisions in CET1 capital

in accordance with FINMA Circular 2013/1 “Eligible

capital – banks”.

2 Based
on phase-in rules for RWA. Refer to “Swiss SRB going and gone concern requirements and information” below for more information.

3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.

4 Swiss SRB going and gone concern requirements and information for

UBS AG standalone are provided below in this section.

5 Excludes non-BCBS capital buffer requirements
for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

6 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2

assets and cash

inflows. Calculated based

on an average

of 64 data

points in the

second quarter of 2023

and 64 data

points in the

first quarter of 2023.

For the prior-quarter

data points, refer

to the
respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

7 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

59
Swiss SRB going and gone concern requirements and

information

Quarterly |
The tables

below provide

details of

the Swiss

systemically relevant

bank RWA-

and leverage

ratio denominator-
based

going

and

gone

concern

requirements

and

information

as

required

by

FINMA.

Details

regarding

eligible

gone
concern instruments are provided below.
Following the amendments to the Banking Act and the Banking Ordinance that entered into force as of 1 January 2023,
UBS AG standalone

is subject

to a

gone concern capital

requirement based

on the sum

of: (i) the nominal

value of

the
gone concern

instruments issued

by UBS

entities and

held by

the parent

firm; (ii) 75%

of the

capital requirements

resulting
from third-party exposure

on a standalone

basis; and (iii) a

buffer requirement equal

to 30% of

the Group’s gone

concern
capital requirement on UBS AG’s consolidated exposure. A transitional period until 2024 has been granted for the buffer
requirement. The

gone concern

capital coverage

ratio reflects

how much

gone concern

capital is available

to meet

the
gone

concern

requirement.

Outstanding

high-

and

low-trigger

loss-absorbing

tier 2

capital

instruments,

non-Basel

III-
compliant

tier 2

capital

instruments

and

total

loss-absorbing

capacity-eligible

senior

unsecured

debt

instruments

are
eligible to meet gone concern requirements until one year

before maturity.
More

information

about

the

going

and

gone

concern

requirements

and

information

is

provided

in

the

“UBS AG
standalone” section of the 31 December 2022 Pillar 3

Report, available under “Pillar 3 disclosures” at
ubs.com/investors.
Swiss SRB going and gone concern requirements and information
As of 30.6.23 RWA, phase-in RWA, fully applied as of 1.1.28 LRD
USD m, except where indicated in % in % in %
Required going concern capital
Total going concern capital

14.39
1

49,416

14.39
1

55,886

5.00
1

30,308
Common equity tier 1 capital

10.09

34,651

10.09

39,188

3.50

21,216
of which: minimum capital

4.50

15,452

4.50

17,475

1.50

9,092
of which: buffer capital

5.50

18,886

5.50

21,358

2.00

12,123
of which: countercyclical buffer

0.09

314

0.09

355
Maximum additional tier 1 capital

4.30

14,765

4.30

16,698

1.50

9,092
of which: additional tier 1 capital

3.50

12,018

3.50

13,591

1.50

9,092
of which: additional tier 1 buffer capital

0.80

2,747

0.80

3,107
Eligible going concern capital
Total going concern capital

19.11

65,622

16.90

65,622

10.83

65,622
Common equity tier 1 capital

15.70

53,904

13.88

53,904

8.89

53,904
Total loss-absorbing additional tier 1 capital

3.41

11,718

3.02

11,718

1.93

11,718
of which: high-trigger loss-absorbing additional tier 1 capital

3.07

10,528

2.71

10,528

1.74

10,528
of which: low-trigger loss-absorbing additional tier 1 capital

0.35

1,189

0.31

1,189

0.20

1,189
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

343,374

388,327
Leverage ratio denominator

606,158
Required gone concern capital
2
Higher of RWA-

or LRD-based
Total gone concern loss-absorbing capacity

46,157
Eligible gone concern capital
Total gone concern loss-absorbing capacity

51,566
Gone concern capital coverage ratio

111.72
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).

2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

60
Swiss SRB going and gone concern information
USD m, except where indicated 30.6.23 31.3.23 31.12.22
Eligible going concern capital
Total going concern capital

65,622

65,791

65,836
Total tier 1 capital

65,622

65,791

65,836
Common equity tier 1 capital

53,904

53,476

53,995
Total loss-absorbing additional tier 1 capital

11,718

12,315

11,841
of which: high-trigger loss-absorbing additional tier 1 capital

10,528

11,118

10,654
of which: low-trigger loss-absorbing additional tier 1 capital

1,189

1,198

1,187
Eligible gone concern capital
Total gone concern loss-absorbing capacity

51,566

52,617

46,982
Total tier 2 capital

533

2,968

2,949
of which: low-trigger loss-absorbing tier 2 capital

0

2,437

2,421
of which: non-Basel III-compliant tier 2 capital

533

531

528
TLAC-eligible senior unsecured debt

51,033

49,649

44,033
Total loss-absorbing capacity
Total loss-absorbing capacity

117,187

118,408

112,818
Denominators for going and gone concern ratios
Risk-weighted assets, phase-in

343,374

348,235

332,864
of which: investments in Switzerland-domiciled subsidiaries
1

42,112

40,848

39,589
of which: investments in foreign-domiciled subsidiaries
1

120,823

130,492

121,021
Risk-weighted assets, fully applied as of 1.1.28

388,327

396,271

390,128
of which: investments in Switzerland-domiciled subsidiaries
1

46,791

45,387

44,988
of which: investments in foreign-domiciled subsidiaries
1

161,097

173,990

172,887
Leverage ratio denominator

606,158

589,317

575,461
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in

19.1

18.9

19.8
of which: common equity tier 1 capital ratio, phase-in

15.7

15.4

16.2
Going concern capital ratio, fully applied as of 1.1.28

16.9

16.6

16.9
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28

13.9

13.5

13.8
Leverage ratios (%)
Going concern leverage ratio

10.8

11.2

11.4
of which: common equity tier 1 leverage ratio

8.9

9.1

9.4
Capital coverage ratio (%)
Gone concern capital coverage ratio

111.7

120.6

117.1
1 Net exposures

for direct and

indirect investments

including holding of

regulatory capital

instruments in Switzerland-domiciled

subsidiaries and for

direct and indirect

investments including holding

of regulatory
capital instruments in

foreign-domiciled subsidiaries

are risk-weighted at

225% and 300%,

respectively, for

the current year.

Risk weights will

gradually increase by

5 percentage points per

year for Switzerland-
domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively,

are applied.
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

61
UBS Switzerland AG standalone
Key metrics of the second quarter of 2023
Quarterly |
The

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Basel III

rules

and

International
Financial Reporting Standards (IFRS).
During the

second quarter

of 2023,

common equity

tier 1 (CET1)

capital was

broadly stable

at CHF 12.4bn,

mainly as
operating profit was largely offset by additional dividend

accruals.

Total risk-weighted assets (RWA) decreased by

CHF 0.9bn to CHF 107.2bn, mainly driven by lower

RWA from credit and
counterparty credit risk RWA.
Leverage ratio exposure was broadly unchanged compared

with the first quarter of 2023.
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

UBS

Switzerland

AG

increased

0.5

percentage

points

to
142.4%, remaining above

the prudential requirement

communicated by the

Swiss Financial Market Supervisory

Authority
(FINMA). The

movement in

the average

LCR was

driven by

a CHF 5.7bn

decrease in

average net

cash outflows

due to
lower

average

outflows from

customer

deposits.

The

effect

of lower

average

net

cash outflows

was

largely

offset

by
CHF 7.7bn

lower

average

high-quality

liquid

assets

due

to

lower

cash

balances

with

the

Swiss

National

Bank,
predominantly resulting from a decrease in customer deposits and an ordinary dividend payout to UBS AG in April 2023.
As of

30 June 2023,

the net

stable funding

ratio increased

by 1.1

percentage points

to 134.8%,

remaining above

the
prudential

requirement

communicated

by

FINMA.

Available

stable

funding

decreased

by

CHF 1.1bn

to

CHF 219.7bn,
mainly driven

by lower equity

due to the

dividend distribution

in April 2023,

partly offset

by higher customer

deposits.
Required stable funding decreased by CHF 2.1bn to CHF 163.0bn, mainly driven by the release of the prior-year dividend
accrual following the dividend distribution.

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

62
KM1: Key metrics
CHF m, except where indicated
30.6.23 31.3.23 31.12.22 30.9.22 30.6.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

12,354

12,356

12,586

12,520

12,718
1a Fully loaded ECL accounting model CET1

12,354

12,356

12,586

12,520

12,717
2 Tier 1
1

17,735

17,745

17,978

17,939

18,124
2a Fully loaded ECL accounting model Tier 1

17,735

17,745

17,978

17,939

18,123
3 Total capital
1

17,735

17,745

17,978

17,939

18,124
3a Fully loaded ECL accounting model total capital

17,735

17,745

17,978

17,939

18,123
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

107,203

108,077

107,208

109,163

107,344
4a Minimum capital requirement
2

8,576

8,646

8,577

8,733

8,588
4b Total risk-weighted assets (pre-floor)

98,566

98,250

97,662

98,242

96,583
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

11.52

11.43

11.74

11.47

11.85
5a Fully loaded ECL accounting model CET1 ratio (%)

11.52

11.43

11.74

11.47

11.85
6 Tier 1 ratio (%)
1

16.54

16.42

16.77

16.43

16.88
6a Fully loaded ECL accounting model Tier 1 ratio (%)

16.54

16.42

16.77

16.43

16.88
7 Total capital ratio (%)
1

16.54

16.42

16.77

16.43

16.88
7a Fully loaded ECL accounting model total capital ratio (%)

16.54

16.42

16.77

16.43

16.88
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.04

0.03

0.02

0.02

0.02
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.79

0.74

0.75

0.74
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4

2.54

2.53

2.52

2.52

2.52
12 CET1 available after meeting the bank’s minimum capital requirements (%)

7.02

6.93

7.24

6.97

7.35
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

330,318

330,362

332,280

334,765

340,969
14 Basel III leverage ratio (%)
1

5.37

5.37

5.41

5.36

5.32
14a Fully loaded ECL accounting model Basel III leverage ratio (%)

5.37

5.37

5.41

5.36

5.32
Liquidity coverage ratio (LCR)
5
15 Total high-quality liquid assets (HQLA)

77,594

85,286

88,889

89,016

93,651
16 Total net cash outflow

54,497

60,151

62,437

63,082

66,248
16a of which: cash outflows

74,687

80,906

84,826

85,858

90,247
16b of which: cash inflows

20,190

20,755

22,389

22,776

23,999
17 LCR (%)

142.41

141.87

142.41

141.15

141.42
Net stable funding ratio (NSFR)
6
18 Total available stable funding 219,728 220,838 221,689 224,149 225,178
19 Total required stable funding 163,021 165,152 162,306 158,853 156,232
20 NSFR (%) 134.79 133.72 136.59 141.10 144.13
1 As of 1 July 2022, our capital amounts

exclude the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

2 Calculated
as 8% of total

RWA, based on

total capital minimum

requirements, excluding CET1

buffer requirements.

3 Swiss SRB going

and gone concern

requirements and information

for UBS Switzerland AG

are provided
below.

4 Excludes non-BCBS capital buffer

requirements for risk-weighted positions that

are directly or indirectly backed

by residential properties in Switzerland.

5 Calculated after the application of

haircuts and
inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.

Calculated based on an average of 64 data points in the

second quarter of 2023 and 64 data points in the first quarter of 2023. For

the prior-quarter data

points, refer to

the respective Pillar 3 Report,

available under “Pillar 3

disclosures” at ubs.com/investors,

for more information.

6 UBS Switzerland AG

is required to

maintain a
minimum NSFR of at least 100% on an ongoing basis, as defined by Art. 17h para. 1 of the Liquidity

Ordinance. A portion of the excess funding is needed to fulfill the NSFR requirement of UBS AG.
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

63
Swiss SRB going and gone concern requirements and

information
Quarterly |

UBS Switzerland AG is

considered a

systemically relevant

bank (an SRB)

under Swiss

banking law and

is subject
to

capital

regulations

on

a

standalone

basis.

As

of

30 June

2023,

the

going

concern

capital

and

leverage

ratio
requirements for UBS Switzerland AG standalone

were 15.13% (including

a countercyclical buffer

of 0.83%)

and 5.00%,
respectively.
The

Swiss

SRB

framework

and

requirements

applicable

to

UBS Switzerland AG

standalone

are

the

same

as

those
applicable to

UBS Group AG consolidated,

with the

exception of

a lower

gone concern

requirement, corresponding

to
62% of the Group’s gone concern requirement.
The

gone

concern

requirements

were

8.87%

for

the

RWA-based

requirement

and

3.10%

for

the

leverage

ratio
denominator-based requirement.
Swiss SRB going and gone concern requirements and information
As of 30.6.23 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.13
1

16,223

5.00
1

16,516
Common equity tier 1 capital

10.83

11,613

3.50

11,561
of which: minimum capital

4.50

4,824

1.50

4,955
of which: buffer capital

5.50

5,896

2.00

6,606
of which: countercyclical buffer

0.83

893
Maximum additional tier 1 capital

4.30

4,610

1.50

4,955
of which: additional tier 1 capital

3.50

3,752

1.50

4,955
of which: additional tier 1 buffer capital

0.80

858
Eligible going concern capital
Total going concern capital

16.54

17,735

5.37

17,735
Common equity tier 1 capital

11.52

12,354

3.74

12,354
Total loss-absorbing additional tier 1 capital

5.02

5,381

1.63

5,381
of which: high-trigger loss-absorbing additional tier 1 capital

5.02

5,381

1.63

5,381
Required gone concern capital
2
Total gone concern loss-absorbing capacity

8.87

9,505

3.10

10,240
of which: base requirement

7.97

8,548

2.79

9,216
of which: additional requirement for market share and LRD

0.89

957

0.31

1,024
Eligible gone concern capital
Total gone concern loss-absorbing capacity

10.48

11,235

3.40

11,235
TLAC-eligible senior unsecured debt

10.48

11,235

3.40

11,235
Total loss-absorbing capacity
Required total loss-absorbing capacity

24.00

25,728

8.10

26,756
Eligible total loss-absorbing capacity

27.02

28,971

8.77

28,971
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

107,203
Leverage ratio denominator

330,318
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).

2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

64
Swiss SRB loss-absorbing capacity

Quarterly |
Swiss SRB going and gone concern information
CHF m, except where indicated 30.6.23 31.3.23 31.12.22
Eligible going concern capital
Total going concern capital

17,735

17,745

17,978
Total tier 1 capital

17,735

17,745

17,978
Common equity tier 1 capital

12,354

12,356

12,586
Total loss-absorbing additional tier 1 capital

5,381

5,389

5,393
of which: high-trigger loss-absorbing additional tier 1 capital

5,381

5,389

5,393
Eligible gone concern capital
Total gone concern loss-absorbing capacity

11,235

11,257

11,267
TLAC-eligible senior unsecured debt

11,235

11,257

11,267
Total loss-absorbing capacity
Total loss-absorbing capacity

28,971

29,001

29,245
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

107,203

108,077

107,208
Leverage ratio denominator

330,318

330,362

332,280
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

16.5

16.4

16.8
of which: common equity tier 1 capital ratio

11.5

11.4

11.7
Gone concern loss-absorbing capacity ratio

10.5

10.4

10.5
Total loss-absorbing capacity ratio

27.0

26.8

27.3
Leverage ratios (%)
Going concern leverage ratio

5.4

5.4

5.4
of which: common equity tier 1 leverage ratio

3.7

3.7

3.8
Gone concern leverage ratio

3.4

3.4

3.4
Total loss-absorbing capacity leverage ratio

8.8

8.8

8.8
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

65
Capital instruments
Quarterly |
Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.

Share capital Additional tier 1 capital
1 Issuer UBS Switzerland AG, Switzerland UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
2 Unique identifier (e.g., CUSIP, ISIN or
Bloomberg identifier for private placement)
– –
3 Governing law(s) of the instrument Swiss Swiss
3a Means by which enforceability requirement of
Section 13 of the TLAC Term Sheet is achieved
(for other TLAC-eligible instruments governed
by foreign law)
n/a n/a
Regulatory treatment
4 Transitional Basel III rules
1
CET1 – going concern capital Additional tier 1 capital
5 Post-transitional Basel III rules
2
CET1 – going concern capital Additional tier 1 capital
6 Eligible at solo / group / group and solo UBS Switzerland AG consolidated and standalone
UBS Switzerland AG consolidated and standalone
7 Instrument type (types to be specified by each
jurisdiction)
Ordinary shares Loan
3
8 Amount recognized in regulatory capital
(currency in million, as of most recent reporting
date)
1
CHF 10.0 CHF 1,000 CHF 825
USD 425

CHF 475 CHF 500 CHF 700 CHF 675 CHF 825
9 Par value of instrument (currency in million) CHF 10.0 CHF 1,000 CHF 825 USD 425 CHF 475 CHF 500 CHF 700 CHF 675 CHF 825
10 Accounting classification
4
Equity attributable to UBS
Switzerland AG shareholders

Due to banks held at amortized cost
11 Original date of issuance – 18 December 2017 12 December 2018 12 December 2018 11 December 2019 29 October 2020 11 March 2021 2 June 2021 2 June 2021
12 Perpetual or dated – Perpetual
13 Original maturity date – –
14 Issuer call subject to prior supervisory approval – Yes

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

66
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Share capital Additional tier 1 capital
15 Optional call date, contingent call dates and
redemption amount
– First optional
repayment date:

18 December 2022
5
First optional
repayment date:

12 December 2023
First optional
repayment date:

12 December 2023
First optional
repayment date:

11 December 2024
First optional
repayment date:

29 October 2025
First optional
repayment date:

11 March 2026
First optional
repayment date:

2 June 2026
First optional
repayment date:

2 June 2028
Repayable at any time after the first optional repayment date.
Repayment subject to FINMA approval. Optional repayment amount:

principal amount, together with any accrued and

unpaid interest
thereon.
Repayable on the
first optional
repayment date or
on any of every
second interest
payment date
thereafter.
Repayment subject
to FINMA approval.
Optional repayment
amount: principal
amount, together
with any accrued
and unpaid interest
thereon.
Repayable on the
first optional
repayment date or
on any interest
payment date
thereafter.
Repayment subject
to FINMA approval.
Optional repayment
amount: principal
amount, together
with any accrued
and unpaid interest
thereon.
16 Subsequent call dates, if applicable –
Early repayment possible due to a tax or regulatory event.

Repayment due to a tax event subject to FINMA approval.
Repayment amount: principal amount, together with

accrued and unpaid interest.

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

67
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Share capital Additional tier 1 capital
Coupons
17 Fixed or floating dividend / coupon – Floating
18 Coupon rate and any related index – 3-month SARON
Compound
+ 250 bps

per annum quarterly
3-month SARON
Compound
+ 489 bps

per annum quarterly
3-month SOFR
Compound
+ 561 bps

per annum quarterly
3-month SARON
Compound
+ 433 bps

per annum quarterly
3-month SARON
Compound
+ 397 bps

per annum quarterly
3-month SARON
Compound
+ 337 bps

per annum quarterly
3-month SARON
Compound
+ 307 bps

per annum quarterly

3-month SARON
Compound
+ 308 bps

per annum quarterly
19 Existence of a dividend stopper – No
20 Fully discretionary, partially discretionary or
mandatory
Fully discretionary Fully discretionary
21
Existence of step-up or other incentive to
redeem
– No
22 Non-cumulative or cumulative Non-cumulative Non-cumulative
23 Convertible or non-convertible – Non-convertible
24 If convertible, conversion trigger(s) – –
25 If convertible, fully or partially – –
26 If convertible, conversion rate – –
27 If convertible, mandatory or optional conversion – –
28
If convertible, specify instrument type
convertible into
– –
29
If convertible, specify issuer of instrument it
converts into
– –
30 Write-down feature – Yes
31 If write-down, write-down trigger(s) –
Trigger: CET1 ratio is less than 7%
FINMA determines a write-down necessary to ensure UBS

Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines
necessary to ensure UBS Switzerland AG‘s viability. Subject to applicable conditions.
32 If write-down, fully or partially –
Fully

33 If write-down, permanent or temporary – Permanent
34 If temporary write-down, description of write-
up mechanism
– –
34a Type of subordination Statutory Contractual
35 Position in subordination hierarchy in
liquidation (specify instrument type immediately
senior to instrument in the insolvency creditor
hierarchy of the legal entity concerned)
Unless otherwise stated in the
articles of association, once debts
are paid back, the assets of the
liquidated company are divided
between the shareholders pro
rata based on their contributions
and considering the preferences
attached to certain categories of
shares (Art. 745, Swiss Code of
Obligations)
Subject to any obligations that are

mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)
36 Non-compliant transitioned features – –
37 If yes, specify non-compliant features – –
1 Based on Swiss SRB

(including transitional arrangement)

requirements.

2 Based on Swiss SRB

requirements applicable as of 1

January 2020.

3 Loans granted by UBS

AG, Switzerland.

4 As applied in UBS

Switzerland AG‘s financial statements

under Swiss GAAP.

5 The entity decided

not to trigger the call
option. There is no expected date for the repayment.
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Europe SE consolidated

68
UBS Europe SE consolidated
Quarterly |

The table below provides information about the regulatory

capital components, capital ratios, leverage ratio and
liquidity of UBS

Europe SE consolidated

based on Basel

Committee on Banking

Supervision Pillar 1

requirements and in
accordance with EU regulatory rules and International Financial Reporting

Standards (IFRS).

During the

second quarter

of 2023,

common equity

tier 1 capital

and total

capital remained

stable, at

EUR 2.4bn and
EUR 3.0bn, respectively.

Risk-weighted assets increased by

EUR 0.6bn to EUR 11.1bn,

as a result of

an increase in credit
risk, mainly driven by an increase in

securities financing transactions. Leverage ratio

exposure increased by EUR 1.4bn to
EUR 49.4bn, mainly

reflecting increase

s

in balances

with central

banks, trading

inventory and

holdings of

high-quality
liquid assets (HQLA).
The average

liquidity coverage

ratio remained

well above

the regulatory

requirements of

100%, at

152.4%. The

ratio
decreased

2.6 percentage

points,

with

a

EUR 0.3bn

decrease

in

HQLA,

while

net

cash

outflows

were

stable.

The

net
stable funding

ratio decreased

by 8.9 percentage points

to 144.9%, with

a EUR 0.5bn increase

in required stable

funding,
which was partly due to clients increasing their Asian market exposure.
KM1: Key metrics
1
EUR m, except where indicated
30.6.23 31.3.23
2
31.12.22 30.9.22
2
30.6.22
2
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

2,438

2,435

2,441

2,436

2,427
2 Tier 1

3,038

3,035

3,041

3,036

3,027
3 Total capital

3,038

3,035

3,041

3,036

3,027
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

11,118

10,561

10,726

11,924

11,412
4a Minimum capital requirement
3

886

845

858

954

913
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

21.9

23.1

22.8

20.4

21.3
6 Tier 1 ratio (%)

27.3

28.7

28.3

25.5

26.5
7 Total capital ratio (%)

27.3

28.7

28.3

25.5

26.5
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
9 Countercyclical buffer requirement (%)

0.5

0.4

0.3

0.2

0.1
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)

3.0

2.9

2.8

2.7

2.6
12
CET1 available after meeting the bank’s minimum capital requirements (%)
4

17.5

18.6

18.3

15.9

16.8
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

49,351

47,909

41,818

51,736

47,364
14 Basel III leverage ratio (%)
5

6.2

6.3

7.3

5.9

6.4
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

20,026

20,349

20,597

20,056

19,060
16 Total net cash outflow

13,210

13,206

13,082

12,221

11,640
17 LCR (%)

152.4

155.0

158.7

166.2

165.8
Net stable funding ratio (NSFR)
18 Total available stable funding

13,148

13,176

13,856

13,912

13,853
19 Total required stable funding

9,072

8,569

7,935

9,220

9,343
20 NSFR (%)

144.9

153.8

174.6

150.9

148.3
1 Based on applicable EU regulatory rules.

2 Comparative figures have been restated to align with the

regulatory reports as submitted to the European Central Bank

(the ECB).

3 Calculated as 8% of total RWA,
based on total capital minimum requirements,

excluding CET1 buffer requirements.

4 This represents the CET1 ratio

that is available for meeting buffer

requirements. It is calculated as the

CET1 ratio minus 4.5%
and after considering, where applicable, CET1 capital that

has been used to meet tier 1 and

/ or total capital ratio requirements under Pillar 1.

5 On the basis of tier 1 capital.

6 Figures are calculated on a 12
‑
month
average.
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Americas Holding LLC consolidated

69
UBS Americas Holding LLC consolidated
Quarterly |

The table

below provides

information about

the

regulatory capital

components,

capital,

liquidity,

funding

and
leverage ratios

of UBS

Americas

Holding LLC

consolidated,

based on

Basel Committee

on Banking

Supervision

(BCBS)
Pillar 1 requirements and in accordance with US Basel

III rules.
Effective 1 October 2022,

and through 30 September 2023,

UBS Americas Holding

LLC is subject

to a stress

capital buffer
(an SCB)

of 4.8%,

in addition

to the

minimum capital

requirements. The

SCB was

determined by

the Federal

Reserve
Board following

the completion

of the

2022 Comprehensive

Capital Analysis

and Review

(the CCAR)

based on

Dodd–
Frank Act Stress Test (DFAST) results and

planned future dividends. Based on the

results of the 2023 CCAR, the SCB

has
been adjusted to 9.1% effective

1 October 2023. The SCB,

which replaces the static capital conservation

buffer of 2.5%,
is subject to change on an annual basis or as otherwise

determined by the Federal Reserve Board.
During the second quarter

of 2023, common equity

tier 1 capital decreased

by USD 0.3bn, due to

operating losses and
preferred share dividend

payments to UBS AG.

Risk-weighted assets decreased

by USD 1.8bn to

USD 70.1bn, driven by
decreases

in

market

risk.

Leverage

ratio

exposure,

calculated

on

an

average

basis,

decreased

by

USD 2.0bn

to
USD 186.3bn,

primarily due to lower lending activity levels.
The

average

liquidity

coverage

ratio

increased

5.1 percentage

points,

driven

by

a

USD 1.6bn

reduction

in

net

cash
outflows, primarily from

an increase in

secured lending, partly

offset by

a USD 1.3bn decrease

in high-quality liquid

assets.
The first public disclosure of the net stable funding ratio (the NSFR) is for the second quarter of 2023. The average NSFR
for the second quarter of 2023 was 126.5%.
KM1: Key metrics
USD m, except where indicated
30.6.23 31.3.23 31.12.22
1
30.9.22 30.6.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

10,275

10,579

10,536

12,588

12,454
2 Tier 1

15,361

15,673

15,618

16,643

16,509
3 Total capital

15,581

15,889

15,749

16,786

16,661
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

70,135

71,901

70,324

73,043

74,651
4a Minimum capital requirement
2

5,611

5,752

5,626

5,843

5,972
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

14.7

14.7

15.0

17.2

16.7
6 Tier 1 ratio (%)

21.9

21.8

22.2

22.8

22.1
7 Total capital ratio (%)

22.2

22.1

22.4

23.0

22.3
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
8a US stress capital buffer requirement (%)

4.8

4.8

4.8

7.1

7.1
9 Countercyclical buffer requirement (%)
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

2.5

2.5

2.5

2.5

2.5
11a US total bank specific capital buffer requirements (%)

4.8

4.8

4.8

7.1

7.1
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3

10.2

10.2

10.5

12.7

12.2
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

186,340

188,330

193,837

191,695

198,332
14 Basel III leverage ratio (%)
4

8.2

8.3

8.1

8.7

8.3
14a Total Basel III supplementary leverage ratio exposure measure

207,357

209,465

214,543

214,292

224,259
14b Basel III supplementary leverage ratio (%)
4

7.4

7.5

7.3

7.8

7.4
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

29,203

30,484
6

26,296

30,249

34,065
16 Total net cash outflow
7

19,464

21,032
6

18,323

21,557

23,596
17 LCR (%)

150.0

144.9
6

143.5

140.3

144.4
Net stable funding ratio (NSFR)
5,8
18 Total available stable funding

100,697

100,904
19 Total required stable funding
7

79,576

80,022
20 NSFR (%)

126.5

126.1
1 Comparative information has

been aligned with UBS

Americas Holding LLC’s

final 2022 audited financial

statements.

2 Calculated as 8% of

total RWA, based

on total minimum capital

requirements, excluding
CET1 buffer requirements.

3 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5%.

4 On the basis of tier 1 capital.

5 Figures are calculated
on a quarterly average.

6 Comparative information for 31 March 2023 has been restated for revisions to HQLA and net cash outflows.

7 Reflected at 85% of the full amount in accordance with the Federal Reserve tailoring rule.

8 The net stable funding ratio requirement became effective as of 1 July 2021 and related disclosures came into effect in the second quarter of 2023.
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Americas Holding LLC consolidated

70
Material sub-group entity – creditor ranking at legal entity level
Semi-annual |
The TLAC2 table below provides an overview of the creditor ranking structure of UBS Americas Holding LLC on a standalone basis.
As of 30 June

2023, UBS Americas Holding

LLC had a

total loss-absorbing capacity of

USD 22.8bn after regulatory capital
deductions and

adjustments.

This amount

included tier

1 capital

of USD 15.4bn

and USD

7.4bn of

internal long-term
debt that is eligible

as internal TLAC issued to

UBS AG, a wholly owned subsidiary of

the UBS Group AG resolution entity.
TLAC2: Material sub-group entity – creditor ranking at legal entity level

As of 30.6.23 Creditor ranking Total
USD m 1 2 3 4
1 Is the resolution entity the creditor / investor? No No No No
2 Description of creditor ranking
Common Equity
(most junior)
1
Preferred Shares
(Additional tier 1)
Subordinated
debt

Unsecured loans and
other pari passu
liabilities (most senior)
3 Total capital and liabilities net of credit risk mitigation

19,138

5,150

37,281

61,569
4 Subset of row 3 that are excluded liabilities

1,012

1,012
5 Total capital and liabilities less excluded liabilities (row 3 minus row 4)

19,138

5,150

36,269

60,557
6 Subset of row 5 that are eligible as TLAC

19,138

5,150

7,400

31,688
7 Subset of row 6 with 1 year ≤ residual maturity < 2 years

0
8 Subset of row 6 with 2 years ≤ residual maturity < 5 years

4,300

4,300
9 Subset of row 6 with 5 years ≤ residual maturity < 10 years

3,100

3,100
10 Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities

0
11 Subset of row 6 that is perpetual securities

19,138

5,150

24,288
1 Equity attributable to shareholders, which includes share premium and reserves.

▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG consolidated

71
Credit Suisse AG consolidated
Key metrics of the second quarter of 2023
Quarterly |
The table below is based on Basel Committee on Banking Supervision

(BCBS) Basel III rules.
During the second quarter of 2023, the common equity tier 1 (CET1) capital of Credit Suisse AG consolidated decreased by CHF 8.7bn to CHF

45.5bn, driven by a

net loss of CHF 8.9bn.

Tier 1 capital decreased

by CHF 8.2bn to CHF

46.0bn,
reflecting the aforementioned decrease in CET1 capital,

partially offset by a CHF 0.5bn increase in additional tier 1 (AT1)
capital.

The

increase

in

AT1

capital

was

mainly

driven

by

one

loss-absorbing

AT1

capital

instrument

of

CHF 0.5bn,
denominated in Singapore dollars and downstreamed from

UBS Group AG to Credit Suisse AG standalone.
Risk-weighted assets

(RWA) decreased

by CHF 25.8bn

to CHF 217.1bn

during the

second quarter

of 2023,

primarily in
credit risk and operational risk.
Leverage ratio exposure decreased by CHF 69.8bn to CHF 585.7bn, mainly driven by lower lending and trading portfolio assets, as well as decreases in derivative exposures and securities financing transactions.
Correspondingly,

the

CET1

capital

ratio

of

Credit

Suisse

AG

consolidated

decreased

to

21.0%

from

22.3%,

mainly
reflecting a

decrease

in CET1

capital,

primarily

due to

the aforementioned

net loss,

partially

offset by

the decrease

in
RWA. The

firm’s Basel III

leverage

ratio decreased

to 7.9%

from 8.3%,

mainly reflecting

the decrease

in CET1

capital,
primarily due to aforementioned net loss, partially offset

by the lower leverage ratio exposure.
In the second quarter

of 2023, the quarterly

average liquidity coverage ratio

(the LCR) of Credit Suisse

AG consolidated
increased 73.8 percentage

points to 256.7%,

remaining above the

prudential requirement

communicated by

the Swiss
Financial Market Supervisory Authority (FINMA). The increase in the average LCR was driven by a CHF 13.6bn increase in high-quality liquid assets (HQLA)

to CHF 131.7bn, mainly reflecting the

benefits from the liquidity

facilities from the Swiss
National Bank.
As of 30 June 2023, the net stable funding ratio

(the NSFR) of Credit Suisse AG consolidated

increased 11.3 percentage
points to

120.1%, remaining above

the prudential

requirement communicated by

FINMA. The increase

in the

NSFR mainly
reflected

lower

required

stable

funding,

primarily

related

to

a

decrease

in

the

firm’s

loan

portfolio,

a

decrease

in

the
trading portfolio and a decrease in the derivatives portfolio.
Applicable rules and methodologies
In 2022,

in light

of the

bank’s transformation,

FINMA reduced

the size

of the

capital surcharges

for the

bank’s market
share and its size in accordance

with the Capital Adequacy

Ordinance. This resulted in

a lower total capital

requirement
for Credit Suisse and

its domestic subsidiaries.

As a result of

the merger with UBS,

these surcharges will

increase by the
end of 2023 to align with UBS’s current surcharges.

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG consolidated

72
KM1: Key metrics
CHF m, except where indicated
30.6.23 31.3.23 31.12.22 30.9.22 30.6.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

45,542

54,244

40,987

39,879

42,443
1a Fully loaded CECL accounting model CET1

45,542

54,244

40,987

39,879

42,443
2 Tier 1
1

46,004

54,244

54,843

54,628

57,208
2a Fully loaded CECL accounting model Tier 1

46,004

54,244

54,843

54,628

57,208
3 Total capital
1

46,004

54,244

54,843

54,628

57,689
3a Fully loaded CECL accounting model total capital

46,004

54,244

54,843

54,628

57,689
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

217,102

242,919

249,953

272,973

274,199
4a Minimum capital requirement
2

17,368

19,434

19,996

21,838

21,936
4b Total risk-weighted assets (pre-floor)

217,102

242,919

249,953

272,973

274,199
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

20.98

22.33

16.40

14.61

15.48
5a Fully loaded CECL accounting model CET1 ratio (%)

20.98

22.33

16.40

14.61

15.48
6 Tier 1 ratio (%)
1

21.19

22.33

21.94

20.01

20.86
6a Fully loaded CECL accounting model Tier 1 ratio (%)

21.19

22.33

21.94

20.01

20.86
7 Total capital ratio (%)
1

21.19

22.33

21.94

20.01

21.04
7a Fully loaded CECL accounting model total capital ratio (%)

21.19

22.33

21.94

20.01

21.04
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.13

0.11

0.08

0.03

0.03
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.28

0.25

0.24

0.23

0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
3

1.00

1.00

1.00

1.00

1.00
11 Total of bank CET1 specific buffer requirements (%)
4

3.63

3.61

3.58

3.53

3.53
12 CET1 available after meeting the bank’s minimum capital requirements (%)

13.19

14.33

11.90

10.11

10.98
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

585,681

655,439

653,551

843,779

869,272
14 Basel III leverage ratio (%)
1

7.85

8.28

8.39

6.47

6.58
14a Fully loaded CECL accounting model Basel III leverage ratio (%)

7.85

8.28

8.39

6.47

6.58
Liquidity coverage ratio (LCR)
5
15 Total high-quality liquid assets (HQLA)

131,725

118,086

119,978

226,873

234,964
16 Total net cash outflow

51,315

64,579

81,239

116,500

121,366
16a of which: cash outflows

94,073

130,255

161,608

213,724

235,897
16b of which: cash inflows

42,758

65,676

80,369

97,224

114,531
17 LCR (%)

256.70

182.86

147.69

194.74

193.60
Net stable funding ratio (NSFR)
18 Total available stable funding

295,741

295,402

342,800

421,224

425,579
19 Total required stable funding

246,214

271,352

289,297

311,432

322,987
20 NSFR (%)

120.12

108.86

118.49

135.25

131.76
1 Credit Suisse has a transitional

relief of recognizing CECL allowances

and provisions in CET1 capital

in accordance with FINMA Circular

2013/1 “Eligible capital – banks”

until June 30, 2024. The

fully loaded US
GAAP CECL accounting model excludes the transitional

relief.

2 Calculated as 8% of total RWA, based

on total capital minimum requirements, excluding

CET1 buffer requirements.

3 Swiss SRB going and gone
concern requirements and information for Credit Suisse AG consolidated are provided below in this section.

4 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

5 Calculated based on an average of 61 data points in the second quarter of 2023, 64 data points in the first quarter of 2023, 65 data points in the fourth quarter of
2022, 66 data points in the third quarter of 2022 and 62 data points in the second quarter of 2022.

▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG consolidated

73
Swiss SRB going and gone concern requirements and

information

Quarterly

|
The

tables

below

provide

details

about

the

Swiss

systemically

relevant

bank

(SRB)

RWA-

and

leverage

ratio
denominator (LRD)-based going

and gone concern

requirements and information as

required by FINMA. Details

regarding
eligible gone concern instruments are provided

below.
Credit Suisse

AG consolidated

is considered

an SRB

under Swiss

banking law

and is

subject to

capital regulations

on a
consolidated basis. As of

30 June 2023, the going

concern capital and leverage

ratio requirements for Credit

Suisse AG
consolidated were 14.81% and 5.06%, respectively.
The

gone

concern

requirements

were

10.19%

for

the

RWA-based

requirement

and

3.75%

for

the

LRD-based
requirement.
Swiss SRB going and gone concern requirements and information
As of 30.6.23 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.81
1

32,154

5.06
1

29,612
Common equity tier 1 capital

10.51

22,819

3.56
2

20,826
of which: minimum capital

4.50

9,770

1.50

8,785
of which: buffer capital

4.78

10,377

1.75

10,249
of which: countercyclical buffer

0.41

880
of which: Pillar 2 add-on

0.83

1,792
3

0.31

1,792
3
Maximum additional tier 1 capital

4.30

9,335

1.50

8,785
of which: additional tier 1 capital

3.50

7,599

1.50

8,785
of which: additional tier 1 buffer capital

0.80

1,737
Eligible going concern capital
Total going concern capital

21.19

46,004

7.85

46,004
Common equity tier 1 capital

20.98

45,542

7.78

45,542
Total loss-absorbing additional tier 1 capital

0.21

463

0.08

463
of which: high-trigger loss-absorbing additional tier 1 capital

0.21

463

0.08

463
Required gone concern capital
4
Total gone concern loss-absorbing capacity

10.19

22,112

3.75

21,963
of which: base requirement including add-ons for market share and LRD

10.19
5

22,112

3.75
5

21,963
Eligible gone concern capital
Total gone concern loss-absorbing capacity

18.14

39,375

6.72

39,375
TLAC-eligible senior unsecured debt

18.14

39,375

6.72

39,375
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.00

54,266

8.81

51,575
Eligible total loss-absorbing capacity

39.33

85,379

14.58

85,379
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

217,102
Leverage ratio denominator

585,681
1 Includes applicable

add-ons of

0.72% for

risk-weighted assets

(RWA) and

0.25% for leverage

ratio denominator

(LRD).

2 Our

minimum CET1

leverage ratio

requirement of

3.56% consists

of a

1.5% base
requirement, a 1.5% base buffer capital requirement, a 0.125% LRD add-on requirement,

a 0.125% market share add-on requirement based on our Swiss credit business and a

Pillar 2 add-on of 0.306%.

3 Reflects
the FINMA Pillar 2

capital add-on related to

the supply chain finance

funds matter at

Credit Suisse.

4 A maximum of 25%

of the gone concern

requirements can be

met with instruments

that have a remaining
maturity of between one and two years.

Once at least 75% of the minimum

gone concern requirement has been met

with instruments that have a

remaining maturity of greater than two

years, all instruments that
have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

5 The gone concern requirement after the application of the reduction for the use of higher-
quality capital instruments is floored at 10% and 3.75% for the RWA-

and LRD-based requirements, respectively.

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG consolidated

74
Swiss SRB going and gone concern information
CHF m, except where indicated 30.6.23 31.3.23 31.12.22
Eligible going concern capital
Total going concern capital

46,004

54,244

54,843
Total tier 1 capital

46,004

54,244

54,843
Common equity tier 1 capital

45,542

54,244

40,987
Total loss-absorbing additional tier 1 capital

463

0

13,856
of which: high-trigger loss-absorbing additional tier 1 capital

463

0

10,495
of which: low-trigger loss-absorbing additional tier 1 capital

0

0

3,360
Eligible gone concern capital
Total gone concern loss-absorbing capacity

39,375

42,227

42,930
TLAC-eligible senior unsecured debt

39,375

42,227

42,930
Total loss-absorbing capacity
Total loss-absorbing capacity

85,379

96,471

97,773
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

217,102

242,919

249,953
Leverage ratio denominator

585,681

655,439

653,551
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

21.2

22.3

21.9
of which: common equity tier 1 capital ratio

21.0

22.3

16.4
Gone concern loss-absorbing capacity ratio

18.1

17.4

17.2
Total loss-absorbing capacity ratio

39.3

39.7

39.1
Leverage ratios (%)
Going concern leverage ratio

7.9

8.3

8.4
of which: common equity tier 1 leverage ratio

7.8

8.3

6.3
Gone concern leverage ratio

6.7

6.4

6.6
Total loss-absorbing capacity leverage ratio

14.6

14.7

15.0
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG standalone

75
Credit Suisse AG standalone
Key metrics of the second quarter of 2023
Quarterly |
The table below is based on Basel Committee on Banking Supervision

(BCBS) Basel III rules.
During the second

quarter of

2023, the common

equity tier 1

(CET1) capital of

Credit Suisse

AG standalone decreased
by

CHF 5.8bn

to

CHF 28.4bn.

This

was

mainly

driven

by

a

net

loss

of

CHF 6.1bn,

which

included

CHF 2.7bn

of
participation impairments.

Tier 1 capital decreased by CHF 5.4bn to

CHF 28.9bn, reflecting the aforementioned decrease
in CET1 capital, partially offset by a CHF

0.5bn increase in additional tier 1 (AT1) capital.

The increase in AT1 capital was
mainly

driven

by

one

loss-absorbing

AT1

capital

instrument

of

CHF 0.5bn,

denominated

in

Singapore

dollars

and
downstreamed from UBS Group AG to Credit Suisse AG standalone.

Phase-in

risk-weighted

assets

(RWA)

decreased

by

CHF 31.3bn

to

CHF 199.5bn

during

the

second

quarter

of

2023,
primarily driven by

a decrease in

credit risk due

to lower lending

exposures and a

decrease in participation

RWA due to
the impairment

of investments

in Switzerland-

and foreign-domiciled

subsidiaries,

as well

as a

decrease in

operational
risk RWA.
Leverage

ratio

exposure

decreased

by

CHF 80.1bn

to

CHF 362.1bn,

mainly

driven

by

lower

lending

and

central

bank
balances,

as well as decreases in securities financing transactions

and trading assets.
Correspondingly,

the

CET1

capital

ratio

of

Credit

Suisse

AG

standalone

decreased

to

14.2%

from

14.8%,

mainly
reflecting the decrease in CET1 capital. The firm’s Basel III leverage ratio increased to 8.0% from 7.7%, mainly reflecting the lower leverage ratio exposure, partially offset by the

decrease in CET1 capital.
In the

second quarter

of 2023,

the quarterly

average liquidity

coverage ratio

(the LCR)

of Credit

Suisse AG

standalone
increased 222.3 percentage points to 390.9%, remaining above the prudential requirement communicated by the Swiss
Financial Market Supervisory Authority

(FINMA). The increase

in the average LCR was

driven by an CHF 11.8bn

increase
in high-quality liquid

assets (HQLA) to

CHF 63.2bn, mainly due

to an increase

in cash

held at

central banks, and

a decrease
in net

cash outflows.

The net

cash outflows

decreased

by CHF 14.3bn

to CHF 16.2bn

,

driven by

lower outflows

from
unsecured wholesale funding,

partly offset by lower inflows from secured lending and other cash inflows.
As of 30 June

2023, the

net stable

funding ratio

(the NSFR)

of Credit Suisse

AG standalone

increased 10.7

percentage
points to

100.1%, remaining

above the

prudential requirement

communicated by

FINMA. The

movement in

the NSFR
was driven

by a

decrease in

required stable

funding of

CHF 22.8bn to

CHF 168.1bn, primarily

due to

decreases in

the
firm’s loan portfolio

and other assets.

Available stable funding

decreased by CHF 2.4bn

to CHF 168.3bn,

mainly due to
decreases in the capital and debt portfolio, partly offset

by an increase in deposits.
During the second

quarter of 2023,

the total assets

of Credit Suisse

AG standalone decreased to

CHF 315.5bn, compared
with CHF 378.0bn as of the end of the first quarter

of 2023.
Applicable rules and methodologies
In October 2017, FINMA issued

a decree (the 2017

FINMA Decree) specifying the treatment

of investments in subsidiaries
for

capital

adequacy

purposes

for

Credit

Suisse

AG

standalone.

As of

the

end

of

the

second

quarter

of 2023,

Credit
Suisse AG

standalone

financed

Swiss subsidiaries

with a

carrying value

of CHF 17.5bn

and foreign

subsidiaries

with a
carrying value of CHF 18.2bn.

The 2017 FINMA

Decree also applied

an adjustment (referred to

as a regulatory

filter) as an

impact on CET1

capital arising
from the

accounting

change

under applicable

Swiss

banking

rules

for

Credit

Suisse

AG

standalone’s

participations

in
subsidiaries,

from

the

portfolio

valuation

method

to

the

individual

valuation

method.

In

contrast

to

the

accounting
treatment,

the regulatory

filter

permits Credit

Suisse

to measure

the

regulatory

capital

position

as if

Credit Suisse

AG
standalone had maintained

the portfolio valuation

method. As of

the end of

the second quarter

of 2023,

the CET1 capital
impact from the regulatory filter was CHF 6.2bn. The related RWA increase from higher total participation values subject to risk weighting was CHF 16.3bn, reflecting the different

risk-weights for these direct participations.
The valuation of

a bank parent

company’s participations

in subsidiaries is

reviewed for potential

impairment on at

least
an annual basis, as of December 31, and at any other

time that events or circumstances indicate that the

value(s) of any
participation(s)

may

be

impaired.

As

a

result

of

the

acquisition

of

Credit

Suisse

Group

AG

by

UBS

Group

AG

and
anticipated changes

in strategy

in the

future, reliable

financial plans

are no

longer available

for the

valuation of

Credit
Suisse AG

standalone’s participations

in subsidiaries.

In the

second quarter

of 2023,

the valuation

of Credit

Suisse AG
standalone’s participations

was calculated

using alternative

estimates of

fair value

based on

the

subsidiaries’

financial
positions as of the end of the second quarter of 2023, and

included for the more significant participations (i) estimations of recoverable

amounts

in

liquidation

and

(ii) valuations

based

on

a

multiple

of

book

value,

earnings

or

assets

under
management and custody. For certain other participations,

a valuation based on net asset value was applied.

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG standalone

76
Once financial plans reflecting UBS’s

strategy for each subsidiary

are available, a reassessment of

the valuation methods
used will be required and may

result in reverting to the previously used

valuation methods of income approach or market
approach or a combination of the two, or using alternative

methods. The consideration of UBS-approved financial

plans
could impact the valuations of subsidiaries, potentially resulting in material changes to these valuations in the future.

In 2022,

in light

of the

bank’s transformation,

FINMA reduced

the size

of the

capital surcharges

for the

bank’s market
share and

its size

in accordance

with the

Capital Adequacy

Ordinance (the

CAO). This

resulted in

a lower

total capital
requirement

for

Credit Suisse

and its

domestic

subsidiaries.

As a

result

of the

merger

with UBS,

these

surcharges

will
increase by the end

of 2023 to align

with UBS’s current

surcharges. In addition,

Credit Suisse AG standalone

is allowed
to temporarily

use capital

buffers until

the end

of 2025,

in line

with the

CAO and

regulatory guidance

by FINMA.

This
allows the bank to have effective and efficient capital management during the strategic transformation.
KM1: Key metrics
CHF m, except where indicated
30.6.23 31.3.23 31.12.22 30.9.22 30.6.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

28,394

34,206

32,262

27,556

37,168
1a Fully loaded CECL accounting model CET1

28,394

34,206

32,262

27,556

37,168
2 Tier 1
1

28,856

34,206

46,153

42,185

51,810
2a Fully loaded CECL accounting model Tier 1

28,856

34,206

46,153

42,185

51,810
3 Total capital
1

28,856

34,206

46,153

42,185

52,291
3a Fully loaded CECL accounting model total capital

28,856

34,206

46,153

42,185

52,291
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

199,504

230,782

263,844

282,823

324,943
4a Minimum capital requirement
2

15,960

18,463

21,108

22,626

25,995
4b Total risk-weighted assets (pre-floor)

199,504

230,782

263,844

282,823

324,943
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

14.23

14.82

12.23

9.74

11.44
5a Fully loaded CECL accounting model CET1 ratio (%)

14.23

14.82

12.23

9.74

11.44
6 Tier 1 ratio (%)
1

14.46

14.82

17.49

14.92

15.94
6a Fully loaded CECL accounting model Tier 1 ratio (%)

14.46

14.82

17.49

14.92

15.94
7 Total capital ratio (%)
1

14.46

14.82

17.49

14.92

16.09
7a Fully loaded CECL accounting model total capital ratio (%)

14.46

14.82

17.49

14.92

16.09
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.14

0.12

0.09

0.03

0.02
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.00

0.01

0.00

0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
3

1.00

1.00

1.00

1.00

1.00
11 Total of bank CET1 specific buffer requirements (%)
4

3.64

3.62

3.59

3.53

3.52
12 CET1 available after meeting the bank’s minimum capital requirements (%)

6.46

6.82

7.73

5.24

6.94
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

362,074

442,168

456,691

599,279

628,827
14 Basel III leverage ratio (%)
1

7.97

7.74

10.11

7.04

8.24
14a Fully loaded CECL accounting model Basel III leverage ratio (%)

7.97

7.74

10.11

7.04

8.24
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

63,202

51,379

50,091

101,340

102,072
16 Total net cash outflow

16,169

30,478

40,198

57,366

56,254
16a of which: cash outflows

56,717

76,407

89,414

119,143

126,050
16b of which: cash inflows

41,096
6

48,116
6

49,216

61,777

69,796
17 LCR (%)

390.88

168.58

124.61

176.66

181.45
Net stable funding ratio (NSFR)
7
18 Total available stable funding

168,255

170,657

207,520

259,762

263,919
19 Total required stable funding

168,122

190,934

224,037

258,126

265,972
20 NSFR (%)

100.08

89.38

92.63

100.63

99.23
1 Credit Suisse has a transitional

relief of recognizing CECL allowances

and provisions in CET1 capital

in accordance with FINMA Circular 2013/1

“Eligible capital – banks” until

June 30, 2024. The

fully loaded US
GAAP CECL accounting model excludes the transitional

relief.

2 Calculated as 8% of total RWA,

based on total capital minimum requirements,

excluding CET1 buffer requirements.

3 Swiss SRB going and gone
concern requirements and information for Credit Suisse

AG standalone are provided below in this

section.

4 Excludes non-BCBS capital buffer requirements

for risk-weighted positions that are directly or indirectly
backed by residential properties in Switzerland.

5 Calculated based on an average of 61 data points in the second quarter of 2023, 64 data points in the first quarter of 2023, 65 data points in the fourth quarter of
2022, 66 data points in the third quarter of 2022 and 62 data points in the second quarter of 2022.

6 In accordance with LCR rules, cash inflows are capped at 75% of cash outflows, which is calculated on a daily basis for the purpose of the Pillar 3 disclosures.

7 Based on the Liquidity Ordinance, Credit Suisse AG

standalone is allowed to fulfill the minimum NSFR of 100% by taking into consideration any excess funding of
Credit Suisse (Schweiz) AG standalone, and Credit Suisse AG standalone has an NSFR requirement of at least 80% without taking into consideration any such excess funding. Credit Suisse (Schweiz) AG must always
fulfill the NSFR of at least 100% on a standalone basis.
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG standalone

77
Swiss SRB going and gone concern requirements and

information

Quarterly |
The tables

below provide

details of

the Swiss

systemically relevant

bank RWA-

and leverage

ratio denominator-
based

going

and

gone

concern

requirements

and

information

as

required

by

FINMA.

Details

regarding

eligible

gone
concern instruments are provided below.
Following the amendments to the Banking Act and the Banking Ordinance that entered into force as of 1 January 2023,
Credit Suisse AG standalone is subject to a gone concern capital requirement based on the sum of: (i) the nominal value
of

the

gone

concern

instruments

issued

by

Credit

Suisse

entities

and

held

by

the

parent

firm;

(ii) 75%

of

the

capital
requirements resulting

from third-party

exposure on

a standalone

basis; and

(iii) a

buffer requirement

equal to

30% of
Credit

Suisse

AG

standalone’s

gone

concern

capital

requirement

on

Credit

Suisse

AG’s

consolidated

exposure.

A
transitional

period

until

2024

has

been

granted

for

the

buffer

requirement.

The

gone

concern

capital

coverage

ratio
reflects how much gone concern capital is available to meet the gone concern requirement. Outstanding high-

and low-
trigger

loss-absorbing

tier 2

capital

instruments

and

total

loss-absorbing

capacity-eligible

senior

unsecured

debt
instruments are eligible to meet gone concern requirements

until one year before maturity.
Swiss SRB going and gone concern requirements and information
As of 30.6.23 RWA, phase-in RWA, fully applied as of 1.1.28 LRD
CHF m, except where indicated in % in % in %
Required going concern capital
Total going concern capital

14.63
1

29,181

14.54
1

32,278

5.24
1

18,990
Common equity tier 1 capital

10.33

20,603

10.24

22,729

3.74
2

13,559
of which: minimum capital

4.50

8,978

4.50

9,993

1.50

5,431
of which: buffer capital

4.78

9,536

4.78

10,614

1.75

6,336
of which: countercyclical buffer

0.15

297

0.15

331
of which: Pillar 2 add-on

0.90

1,792
3

0.81

1,792
3

0.49

1,792
3
Maximum additional tier 1 capital

4.30

8,579

4.30

9,548

1.50

5,431
of which: additional tier 1 capital

3.50

6,983

3.50

7,772

1.50

5,431
of which: additional tier 1 buffer capital

0.80

1,596

0.80

1,776
Eligible going concern capital
Total going concern capital

14.46

28,856

13.00

28,856

7.97

28,856
Common equity tier 1 capital

14.23

28,394

12.79

28,394

7.84

28,394
Total loss-absorbing additional tier 1 capital

0.23

463

0.21

463

0.13

463
of which: high-trigger loss-absorbing additional tier 1 capital

0.23

463

0.21

463

0.13

463
of which: low-trigger loss-absorbing additional tier 1 capital

0.00

0

0.00

0

0.00

0
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

199,504

222,058
Leverage ratio denominator

362,074
Required gone concern capital
4
Higher of RWA-

or LRD-based
Total gone concern loss-absorbing capacity

29,231
Eligible gone concern capital
Total gone concern loss-absorbing capacity

39,325
TLAC-eligible senior unsecured debt

39,325
Gone concern capital coverage ratio

134.53
1 Includes applicable

add-ons of

0.72% for

risk-weighted assets

(RWA) and

0.25% for leverage

ratio denominator

(LRD).

2 Our

minimum CET1

leverage ratio

requirement of

3.74% consists

of a

1.5% base
requirement, a 1.5% base buffer capital requirement, a 0.125% LRD add-on requirement,

a 0.125% market share add-on requirement based on our Swiss credit business and a

Pillar 2 add-on of 0.495%.

3 Reflects
the FINMA Pillar 2

capital add-on related to

the supply chain finance

funds matter at Credit

Suisse.

4 A maximum of

25% of the gone

concern requirements can

be met with instruments

that have a remaining
maturity of between one and two years.

Once at least 75% of the minimum

gone concern requirement has been met

with instruments that have a remaining

maturity of greater than two years,

all instruments that
have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG standalone

78
Swiss SRB going and gone concern information
CHF m, except where indicated 30.6.23 31.3.23 31.12.22
Eligible going concern capital
Total going concern capital

28,856

34,206

46,153
Total tier 1 capital

28,856

34,206

46,153
Common equity tier 1 capital

28,394

34,206

32,262
Total loss-absorbing additional tier 1 capital

463

0

13,891
of which: high-trigger loss-absorbing additional tier 1 capital

463

0

10,519
of which: low-trigger loss-absorbing additional tier 1 capital

0

0

3,372
Eligible gone concern capital
Total gone concern loss-absorbing capacity

39,325

42,362

43,139
TLAC-eligible senior unsecured debt

39,325

42,362

43,139
Total loss-absorbing capacity
Total loss-absorbing capacity

68,182

76,568

89,292
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets, phase-in

199,504

230,782

263,844
of which: investments in Switzerland-domiciled subsidiaries
1

39,477

41,804

52,004
of which: investments in foreign-domiciled subsidiaries
1

54,500

60,496

74,247
Risk-weighted assets fully applied as of 1.1.28

222,058

255,592

302,756
of which: investments in Switzerland-domiciled subsidiaries
1

43,863

46,449

59,095
of which: investments in foreign-domiciled subsidiaries
1

72,667

80,661

106,067
Leverage ratio denominator

362,074

442,168

456,691
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in

14.5

14.8

17.5
of which: common equity tier 1 capital ratio, phase-in

14.2

14.8

12.2
Going concern capital ratio, fully applied as of 1.1.28

13.0

13.4

15.2
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28

12.8

13.4

10.7
Leverage ratios (%)
Going concern leverage ratio

8.0

7.7

10.1
of which: common equity tier 1 leverage ratio

7.8

7.7

7.1
Capital coverage ratio (%)
Gone concern capital coverage ratio

134.5

130.7

142.0
1 Net exposures for direct and

indirect investments including holding of regulatory capital instruments in

Switzerland-domiciled subsidiaries and for direct and indirect investments including holding of regulatory capital
instruments in foreign-domiciled subsidiaries

are risk-weighted at 225%

and 300%, respectively,

for the current year.

Risk weights will gradually

increase by 5 percentage

points per year for

Switzerland-domiciled
investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively,

are applied.
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG consolidated

79
Credit Suisse (Schweiz) AG consolidated
Key metrics of the second quarter of 2023
Quarterly
| The table below is based on Basel Committee on Banking

Supervision (BCBS) Basel III rules.

During the second quarter of 2023,

the common equity tier 1 (CET1)

capital of Credit Suisse (Schweiz) AG

consolidated
increased

by

CHF 0.4bn

to

CHF 13.0bn,

mainly

driven

by

a

decrease

in

CET1

deductions.

Tier 1

capital

increased

by
CHF 0.4bn to CHF 16.1bn, reflecting the aforementioned increase in CET1 capital.

Risk-weighted assets (RWA) decreased by CHF 2.0bn to CHF 88.1bn during the second quarter of 2023, primarily driven by a decrease in credit risk, partly offset by an increase in participation RWA.
Leverage ratio exposure

increased by

CHF 4.9bn to CHF 256.0bn,

mainly driven by

higher central bank

balances, partly
offset by lower lending exposure.
Correspondingly,

the

CET1

capital

ratio

of

Credit

Suisse

(Schweiz)

AG

consolidated

increased

to

14.7%

from

14.0%,
mainly reflecting the aforementioned increase in CET1 capit

al. The firm’s Basel III leverage ratio was stable at 6.3%.
In the

second

quarter

of 2023,

the

quarterly

average

liquidity coverage

ratio

(the

LCR) of

Credit

Suisse

(Schweiz)

AG
consolidated decreased

3.3 percentage points

to 140.2%,

remaining above

the prudential

requirement communicated
by the Swiss

Financial Market Supervisory

Authority (FINMA). The

movement in the

average LCR was

driven by an

increase
in net cash outflows of CHF 5.0bn to CHF 30.6bn due to lower inflows from loans, partly offset by lower cash outflows.
This was

mostly

offset

by a

CHF 6.1bn

increase

in high-quality

liquid

assets

(HQLA)

to CHF

42.9bn,

mainly

due

to an
increase in cash held at central banks.

As

of

30 June

2023,

the

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse

(Schweiz)

AG

consolidated

increased
4.2 percentage points to

109.0%, remaining above

the prudential requirement

communicated by FINMA.

The movement
in the NSFR was driven by a decrease in required stable funding of CHF 3.7bn to CHF 123.9bn, mainly due to a decrease in

the

loan

portfolio.

Available

stable

funding

increased

by

CHF 1.3bn

to

CHF 135.1bn,

primarily

due

to

increases

in
deposits
.

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG consolidated

80
KM1: Key metrics
CHF m, except where indicated
30.6.23 31.3.23 31.12.22 30.9.22 30.6.22
Available capital (amounts)
1
1 Common Equity Tier 1 (CET1)
2

12,958

12,602

12,492

12,948

13,059
1a Fully loaded CECL accounting model CET1

12,958

12,602

12,492

12,948

13,059
2 Tier 1
2

16,058

15,702

15,592

16,060

16,170
2a Fully loaded CECL accounting model Tier 1

16,058

15,702

15,592

16,060

16,170
3 Total capital
2

16,058

15,702

15,592

16,060

16,170
3a Fully loaded CECL accounting model total capital

16,058

15,702

15,592

16,060

16,170
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

88,130

90,129

88,602

93,531

93,152
4a Minimum capital requirement
3

7,050

7,210

7,088

7,482

7,452
4b Total risk-weighted assets (pre-floor)

80,689

84,373

81,161

82,580

82,347
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
2

14.70

13.98

14.10

13.84

14.02
5a Fully loaded CECL accounting model CET1 ratio (%)

14.70

13.98

14.10

13.84

14.02
6 Tier 1 ratio (%)
2

18.22

17.42

17.60

17.17

17.36
6a Fully loaded CECL accounting model Tier 1 ratio (%)

18.22

17.42

17.60

17.17

17.36
7 Total capital ratio (%)
2

18.22

17.42

17.60

17.17

17.36
7a Fully loaded CECL accounting model total capital ratio (%)

18.22

17.42

17.60

17.17

17.36
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.08

0.07

0.04

0.02

0.02
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.67

0.66

0.65

0.65
10 Bank G-SIB and / or D-SIB additional requirements (%)
4

1.00

1.00

1.00

1.00

1.00
11 Total of bank CET1 specific buffer requirements (%)
5

3.58

3.57

3.54

3.52

3.52
12 CET1 available after meeting the bank’s minimum capital requirements (%)

10.20

9.42

9.60

9.17

9.36
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

256,015

251,086

243,946

282,190

286,155
14 Basel III leverage ratio (%)
2

6.27

6.25

6.39

5.69

5.65
14a Fully loaded CECL accounting model Basel III leverage ratio (%)

6.27

6.25

6.39

5.69

5.65
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

42,881

36,762

32,420

63,290

65,763
16 Total net cash outflow

30,582

25,624

27,438

45,792

47,687
16a of which: cash outflows

40,278

42,119

44,646

58,510

61,877
16b of which: cash inflows

9,696

16,495

17,208

12,718

14,190
17 LCR (%)

140.22

143.47

118.16

138.21

137.91
Net stable funding ratio (NSFR)
18 Total available stable funding

135,120

133,863

151,197

171,288

170,907
19 Total required stable funding

123,928

127,635

126,181

126,717

129,129
20 NSFR (%)

109.03

104.88

119.83

135.17

132.35
1 Net income and dividend accruals will only be

recognized in the fourth quarter of 2023.

2 Credit Suisse has a transitional relief of

recognizing CECL allowances and provisions in CET1 capital in accordance with
FINMA Circular 2013/1 “Eligible capital

– banks” until June 30,

2024. The fully loaded

US GAAP CECL accounting model

excludes the transitional relief.

3 Calculated as 8% of

total RWA, based on total

capital
minimum requirements, excluding

CET1 buffer requirements.

4 Swiss SRB

going and gone

concern requirements and

information for Credit

Suisse (Schweiz) AG

consolidated are provided

below in this

section.

5 Excludes non-BCBS countercyclical capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

6 Calculated based on an average of 61 data
points in the second quarter of 2023, 64 data points in the first quarter of 2023, 65 data points in the fourth quarter of 2022, 66 data points in the third quarter of 2022 and 62 data points in the second quarter of
2022.

▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG consolidated

81
Swiss SRB going and gone concern requirements and

information
Quarterly |

Credit Suisse (Schweiz) AG consolidated is considered

a systemically relevant bank (an SRB) under Swiss

banking
law

and

is subject

to

capital

regulations

on

a

consolidated

basis.

As of

30 June

2023,

the

going

concern

capital

and
leverage ratio requirements for Credit Suisse (Schweiz) AG consolidated were 14.33% (including a countercyclical buffer of 0.75%) and 4.75%, respectively.
The

Swiss

SRB

framework

and

requirements

applicable

to

Credit

Suisse

(Schweiz)

AG

consolidated

differ

from

those
applicable to UBS Group AG

in terms of lower add-on requirements

for market share and size

and in terms of the gone
concern requirement being 62% of the going concern requirement

(excluding countercyclical buffer requirements).
The

gone

concern

requirements

were

8.42%

for

the

RWA-based

requirement

and

2.95%

for

the

leverage

ratio
denominator-based requirement.
Swiss SRB going and gone concern requirements and information
As of 30.6.23 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going

concern capital

14.33
1

12,630

4.75
1

12,161
Common equity tier 1 capital

10.03

8,840

3.25

8,320
of which: minimum capital

4.50

3,966

1.50

3,840
of which: buffer capital

4.78

4,213

1.75

4,480
of which: countercyclical buffer

0.75

662
Maximum additional tier 1 capital

4.30

3,790

1.50

3,840
of which: additional tier 1 capital

3.50

3,085

1.50

3,840
of which: additional tier 1 buffer capital

0.80

705
Eligible going concern capital
2
Total going concern capital

18.22

16,058

6.27

16,058
Common equity tier 1 capital

14.70

12,958

5.06

12,958
Total loss-absorbing additional tier 1 capital

3.52

3,100

1.21

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

3.52

3,100

1.21

3,100
Required gone concern capital
3
Total gone concern loss-absorbing capacity

8.42

7,420

2.95

7,540
of which: base requirement

7.97

7,027

2.79

7,143
of which: additional requirement for market share and LRD

0.45

393

0.16

397
Eligible gone concern capital
Total gone concern loss-absorbing capacity

10.55

9,300

3.63

9,300
TLAC-eligible senior unsecured debt

10.55

9,300

3.63

9,300
Total loss-absorbing capacity
Required total loss-absorbing capacity

22.75

20,050

7.70

19,700
Eligible total loss-absorbing capacity

28.77

25,358

9.90

25,358
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

88,130
Leverage ratio denominator

256,015
1 Includes applicable add-ons of 0.72% for risk-weighted assets (RWA) and 0.25% for leverage ratio denominator (LRD).

2 Net income and dividend accruals will only be recognized in the fourth quarter of 2023.

3 The gone-concern

requirement of

Credit Suisse

(Schweiz) AG

consolidated is

62% of

the going-concern

requirement (excluding

countercyclical buffer

requirements). A

maximum of

25% of

the gone

concern
requirements can be met with instruments

that have a remaining maturity of between

one and two years. Once

at least 75% of the minimum

gone concern requirement has been met

with instruments that have a
remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG consolidated

82
Swiss SRB loss-absorbing capacity

Quarterly |
Swiss SRB going and gone concern information
CHF m, except where indicated 30.6.23 31.3.23 31.12.22
Eligible going concern capital
1
Total going concern capital

16,058

15,702

15,592
Total tier 1 capital

16,058

15,702

15,592
Common equity tier 1 capital

12,958

12,602

12,492
Total loss-absorbing additional tier 1 capital

3,100

3,100

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

3,100

3,100

3,100
Eligible gone concern capital
Total gone concern loss-absorbing capacity

9,300

9,300

10,000
TLAC-eligible senior unsecured debt

9,300

9,300

10,000
Total loss-absorbing capacity
Total loss-absorbing capacity

25,358

25,002

25,592
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

88,130

90,129

88,602
Leverage ratio denominator

256,015

251,086

243,946
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

18.2

17.4

17.6
of which: common equity tier 1 capital ratio

14.7

14.0

14.1
Gone concern loss-absorbing capacity ratio

10.6

10.3

11.3
Total loss-absorbing capacity ratio

28.8

27.7

28.9
Leverage ratios (%)
Going concern leverage ratio

6.3

6.3

6.4
of which: common equity tier 1 leverage ratio

5.1

5.0

5.1
Gone concern leverage ratio

3.6

3.7

4.1
Total loss-absorbing capacity leverage ratio

9.9

10.0

10.5
1 Net income and dividend accruals will only be recognized in the fourth quarter of 2023.
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG standalone

83
Credit Suisse (Schweiz) AG standalone
Key metrics of the second quarter of 2023
Quarterly |
The table below is based on Basel Committee on Banking Supervision

(BCBS) Basel III rules.

During the

second quarter

of 2023,

the common

equity tier 1

(CET1) capital

of Credit

Suisse (Schweiz)

AG standalone
was stable at CHF 11.9bn. Tier 1 capital was stable at

CHF 15.0bn.
Risk-weighted assets (RWA) decreased by CHF 3.0bn to CHF 87.4bn during the second quarter of 2023, primarily driven by lower credit risk.

Leverage ratio exposure

increased by

CHF 4.7bn to CHF 254.0bn,

mainly driven by

higher central bank

balances, partly
offset by lower lending exposure.

Correspondingly, the CET1

capital ratio of

Credit Suisse (Schweiz)

AG standalone increased

to 13.6%

from 13.1%, mainly
reflecting the

decrease in

RWA. The

firm’s Basel III

leverage ratio

decreased to

5.9% from

6.0%, mainly

reflecting the
higher leverage ratio exposure.
In the

second

quarter

of 2023,

the

quarterly

average

liquidity coverage

ratio

(the

LCR) of

Credit

Suisse

(Schweiz)

AG
standalone decreased 3.2 percentage points to 138.2%, remaining above the prudential requirement communicated

by
the Swiss Financial Market

Supervisory Authority (FINMA). The

movement in the average

LCR was driven by

an increase
in net cash

outflows of CHF 5.0bn

to CHF

31.0bn due to

lower inflows from

loans, partially offset

by lower cash

outflows
from deposits. This was mostly offset by a CHF 6.1bn increase in high-quality liquid assets (HQLA) to CHF 42.9bn, mainly
due to an increase in cash held at central banks.
As

of

30 June

2023,

the

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse

(Schweiz)

AG

standalone

increased
3.7 percentage points to

109.7%, remaining above

the prudential requirement

communicated by FINMA.

The movement
in the NSFR was driven by a decrease in required stable funding of CHF 2.9bn to CHF 121.7bn, mainly due to a decrease in

the

loan

portfolio.

Available

stable

funding

increased

by

CHF 1.5bn

to

CHF 133.5bn,

primarily

due

to

increases

in
deposits.

As

of

30 June

2023,

Credit

Suisse

(Schweiz)

AG

standalone

held

assets

with

a

carrying

value

of

CHF 948m

that

are
pledged under

the covered

bonds program

of Credit

Suisse AG

and for

which the

related liabilities

of CHF 567m

as of
30 June 2023 are reported by Credit Suisse AG.

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG standalone

84
KM1: Key metrics
CHF m, except where indicated
30.6.23 31.3.23 31.12.22 30.9.22 30.6.22
Available capital (amounts)
1
1 Common Equity Tier 1 (CET1)
2

11,884

11,841

11,724

12,243

12,279
1a Fully loaded CECL accounting model CET1

11,884

11,841

11,724

12,243

12,279
2 Tier 1
2

14,984

14,941

14,824

15,355

15,390
2a Fully loaded CECL accounting model Tier 1

14,984

14,941

14,824

15,355

15,390
3 Total capital
2

14,984

14,941

14,824

15,355

15,390
3a Fully loaded CECL accounting model total capital

14,984

14,941

14,824

15,355

15,390
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

87,414

90,414

88,949

93,610

92,840
4a Minimum capital requirement
3

6,993

7,233

7,116

7,489

7,427
4b Total risk-weighted assets (pre-floor)

78,910

82,666

79,565

80,853

80,432
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
2

13.60

13.10

13.18

13.08

13.23
5a Fully loaded CECL accounting model CET1 ratio (%)

13.60

13.10

13.18

13.08

13.23
6 Tier 1 ratio (%)
2

17.14

16.53

16.67

16.40

16.58
6a Fully loaded CECL accounting model Tier 1 ratio (%)

17.14

16.53

16.67

16.40

16.58
7 Total capital ratio (%)
2

17.14

16.53

16.67

16.40

16.58
7a Fully loaded CECL accounting model total capital ratio (%)

17.14

16.53

16.67

16.40

16.58
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.08

0.07

0.04

0.02

0.02
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.68

0.66

0.65

0.65
10 Bank G-SIB and / or D-SIB additional requirements (%)
4

1.00

1.00

1.00

1.00

1.00
11 Total of bank CET1 specific buffer requirements (%)
5

3.58

3.57

3.54

3.52

3.52
12 CET1 available after meeting the bank’s minimum capital requirements (%)

9.10

8.53

8.67

8.40

8.58
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

253,987

249,268

242,288

280,227

284,156
14 Basel III leverage ratio (%)
2

5.90

5.99

6.12

5.48

5.42
14a Fully loaded CECL accounting model Basel III leverage ratio (%)

5.90

5.99

6.12

5.48

5.42
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

42,858

36,752

32,410

63,280

65,753
16 Total net cash outflow

31,007

25,984

27,787

46,118

48,032
16a of which: cash outflows

40,563

42,376

44,836

58,737

62,115
16b of which: cash inflows

9,556

16,392

17,049

12,619

14,083
17 LCR (%)

138.22

141.44

116.64

137.21

136.89
Net stable funding ratio (NSFR)
7
18 Total available stable funding

133,504

132,048

149,441

169,589

169,297
19 Total required stable funding

121,686

124,582

123,162

125,130

127,378
20 NSFR (%)

109.71

105.99

121.34

135.53

132.91
1 Net income and dividend accruals will only be recognized in the fourth quarter of 2023.

2 Credit Suisse has a transitional relief of recognizing CECL allowances and provisions in CET 1 capital in accordance

with
FINMA Circular 2013/1 “Eligible

capital – banks” until June

30, 2024. The

fully loaded US GAAP CECL accounting

model excludes the transitional

relief.

3 Calculated as 8% of

total RWA, based on

total capital
minimum requirements,

excluding CET1

buffer requirements.

4 Swiss

SRB going

and gone

concern requirements

and information

for Credit Suisse

(Schweiz) AG

standalone are

provided below

in this

section.

5 Excludes non-BCBS countercyclical capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

6 Calculated based on an average of 61 data
points in the second quarter of 2023 , 64 data points in the first quarter of 2023, 65 data points in the fourth quarter of 2022, 66 data points in the third quarter of 2022 and 62 data points in the second quarter of
2022.

7 Based on the Liquidity

Ordinance, Credit Suisse AG

standalone is allowed to fulfill the

minimum NSFR of 100% by taking

into consideration any excess funding

of Credit Suisse (Schweiz) AG

standalone,
and Credit Suisse AG standalone has an

NSFR requirement of at least 80% without

taking into consideration any such excess

funding. Credit Suisse (Schweiz) AG must

always fulfill the NSFR of at

least 100% on a
standalone basis.
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG standalone

85
Swiss SRB going and gone concern requirements and

information
Quarterly |

Credit Suisse

(Schweiz) AG

standalone is

considered a

systemically relevant

bank (an

SRB) under

Swiss banking
law and

is subject

to capital

regulations on a

standalone basis. As

of 30 June 2023,

the going

concern capital and

leverage
ratio requirements for Credit Suisse (Schweiz) AG standalone were 14.34% (including a countercyclical buffer of 0.76%)
and 4.75%, respectively.
The

Swiss

SRB

framework

and

requirements

applicable

to

Credit

Suisse

(Schweiz)

AG

consolidated

differ

from

those
applicable to UBS Group AG

in terms of lower add-on requirements

for market share and size

and in terms of the gone
concern requirement being 62% of the going concern requirement

(excluding countercyclical buffer requirements).
The

gone

concern

requirements

were

8.42%

for

the

RWA-based

requirement

and

2.95%

for

the

leverage

ratio
denominator-based requirement.
Swiss SRB going and gone concern requirements and information
As of 30.6.23 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.34
1

12,533

4.75
1

12,064
Common equity tier 1 capital

10.04

8,774

3.25

8,255
of which: minimum capital

4.50

3,934

1.50

3,810
of which: buffer capital

4.78

4,178

1.75

4,445
of which: countercyclical buffer

0.76

662
Maximum additional tier 1 capital

4.30

3,759

1.50

3,810
of which: additional tier 1 capital

3.50

3,059

1.50

3,810
of which: additional tier 1 buffer capital

0.80

699
Eligible going concern capital
2
Total going concern capital

17.14

14,984

5.90

14,984
Common equity tier 1 capital

13.60

11,884

4.68

11,884
Total loss-absorbing additional tier 1 capital

3.55

3,100

1.22

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

3.55

3,100

1.22

3,100
Required gone concern capital
3
Total gone concern loss-absorbing capacity

8.42

7,360

2.95

7,480
of which: base requirement

7.97

6,970

2.79

7,086
of which: additional requirement for market share and LRD

0.45

390

0.16

394
Eligible gone concern capital
Total gone concern loss-absorbing capacity

10.64

9,300

3.66

9,300
TLAC-eligible senior unsecured debt

10.64

9,300

3.66

9,300
Total loss-absorbing capacity
Required total loss-absorbing capacity

22.76

19,893

7.70

19,544
Eligible total loss-absorbing capacity

27.78

24,284

9.56

24,284
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

87,414
Leverage ratio denominator

253,987
1 Includes applicable add-ons of 0.72% for risk-weighted assets (RWA) and

0.25% for leverage ratio denominator (LRD).

2 Net income and dividend accruals will only be recognized in the fourth quarter of 2023.

3 The gone-concern

requirement of

Credit Suisse

(Schweiz) AG

standalone is

62% of

the going-concern

requirement (excluding

countercyclical buffer

requirements). A

maximum of

25% of

the gone

concern
requirements can be met with instruments

that have a remaining maturity of

between one and two years.

Once at least 75% of the

minimum gone concern requirement has

been met with instruments that

have a
remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG standalone

86
Swiss SRB loss-absorbing capacity

Quarterly |
Swiss SRB going and gone concern information
CHF m, except where indicated 30.6.23 31.3.23 31.12.22
Eligible going concern capital
1
Total going concern capital

14,984

14,941

14,824
Total tier 1 capital

14,984

14,941

14,824
Common equity tier 1 capital

11,884

11,841

11,724
Total loss-absorbing additional tier 1 capital

3,100

3,100

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

3,100

3,100

3,100
Eligible gone concern capital
Total gone concern loss-absorbing capacity

9,300

9,300

10,000
TLAC-eligible senior unsecured debt

9,300

9,300

10,000
Total loss-absorbing capacity
Total loss-absorbing capacity

24,284

24,241

24,824
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

87,414

90,414

88,949
Leverage ratio denominator

253,987

249,268

242,288
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.1

16.5

16.7
of which: common equity tier 1 capital ratio

13.6

13.1

13.2
Gone concern loss-absorbing capacity ratio

10.6

10.3

11.2
Total loss-absorbing capacity ratio

27.8

26.8

27.9
Leverage ratios (%)
Going concern leverage ratio

5.9

6.0

6.1
of which: common equity tier 1 leverage ratio

4.7

4.8

4.8
Gone concern leverage ratio

3.7

3.7

4.1
Total loss-absorbing capacity leverage ratio

9.6

9.7

10.2
1 Net income and dividend accruals will only be recognized in the fourth quarter of 2023.
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse International standalone

87
Credit Suisse International standalone
Quarterly |
The table below provides information about

the regulatory capital components, capital

ratios, leverage ratio and
liquidity

of

Credit

Suisse

International

standalone

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Pillar 1
requirements

and

in

accordance

with

UK

Prudential

Regulatory

Authority

regulations

and

International

Financial
Reporting Standards (IFRS).
During the second quarter of 2023, the

common equity tier 1 capital of Credit Suisse International standalone decreased by USD 0.4bn to USD 14.6bn from USD 15.0bn

.

Total capital decreased by USD 0.4bn to USD

15.8bn from USD 16.2bn
in the first

quarter of

2023. Risk-weighted assets

decreased by

USD 0.4bn to USD 48.6bn

from USD 49.0bn

in the first
quarter of 2023. Leverage ratio exposure decreased by

USD 14.3bn to USD 98.4bn, mainly reflecting a material decrease in reverse repos due

to lower high-quality

liquid asset (HQLA)

sourcing. Additionally, there

was a reduction in

derivative
exposures due to lower trading volumes across multiple counterparties,

and a drop in inventory.
The average liquidity coverage ratio was 197.0%, compared

with 162.8% in the first quarter of 2023. The increase

was
driven

by

a

USD 3.4bn

reduction

in

outflows,

primarily

due

to

a

reduction

in

outflows

from

the

historical

look-back
approach

(HLBA),

which

was

partly

offset

by

a

reduction

in

inflows.

HQLA

decreased

by

USD 3.8bn,

largely

due

a
reduction in government securities held.
The

net

stable

funding ratio

(the

NSFR)

of

Credit

Suisse

International

standalone

remained

well

above

the

regulatory
requirements

of

100%,

at

128.1%,

and

was

stable

compared

with

the

first

quarter

of

2023.

Overall,

there

was

a
reduction in required stable

funding, mainly driven by

decreases in derivative exposures

and trading inventory assets,

with
a reduction in available stable funding, mainly driven by

a decrease in long-term funding.

KM1: Key metrics
USD m, except where indicated
30.6.23 31.3.23 31.12.22
1
30.9.22 30.6.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

14,589

14,951

14,609

14,859

14,908
2 Tier 1

15,789

16,151

15,809

14,859

14,908
3 Total capital

15,792

16,154

15,812

14,863

14,919
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

48,633

49,042

60,646

57,706

62,475
4a Minimum capital requirement
2

3,891

3,923

4,852

4,616

4,998
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

30.00

30.49

24.09

25.75

23.86
6 Tier 1 ratio (%)

32.47

32.93

26.07

25.75

23.86
7 Total capital ratio (%)

32.47

32.94

26.07

25.76

23.88
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.49

0.45

0.41

0.08

0.07
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

2.99

2.95

2.91

2.58

2.57
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3

24.47

24.94

18.07

17.76

15.88
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

98,366

112,642

126,360

160,024

170,769
14 Basel III leverage ratio (%)
4

16.05

14.34

12.51

9.29

8.73
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

20,095

23,899

25,457

27,964

25,881
16 Total net cash outflow

11,471

14,906

16,608

17,478

16,640
17 LCR (%)

197.04

162.79

150.42

159.31

155.35
Net stable funding ratio (NSFR)
6
18 Total available stable funding

39,764

44,280

49,315
19 Total required stable funding

31,086

34,728

38,717
20 NSFR (%)

128.14

127.51

127.54
1 Comparative information has been aligned with Credit Suisse International standalone’s final 2022 audited financial statements.

2 Calculated as 8% of total RWA, based on total minimum capital requirements, excluding CET1 buffer requirements.

3 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1
capital that was

used to meet

the BIS additional

tier 1 minimum

requirement of 1.5%

and/or the BIS

tier 2 minimum

requirement of

2% under Pillar

1.

4 On the

basis of tier

1 capital.

5 Based on

Pillar 1
requirements; calculated using a 12-month average.

6 The net stable funding ratio requirement became effective as of 1 January 2022 and related disclosures came into effect in the first quarter of 2023.
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse International standalone

88
Material sub-group entity – creditor ranking at legal entity level
Semi-annual |

The TLAC2 table below provides an overview of the creditor ranking structure of Credit Suisse International on
a standalone basis.
As of 30 June 2023,

Credit Suisse International had

a total loss-absorbing capacity (TLAC)

of USD 20.4bn after regulatory
capital deductions and adjustments. This amount included tier 1 capital, excluding minority interests, of

USD 15.8bn and
USD 4.6bn

of

internal long-term

debt

that

was

eligible

as internal

TLAC

issued

to

Credit

Suisse

AG,

a

wholly

owned
subsidiary of the UBS Group AG resolution entity.
TLAC2: Material sub-group entity – creditor ranking at legal entity level

As of 30.6.23 Creditor ranking Total
USD m 1 2 3 4
1 Is the resolution entity the creditor / investor? No No No No
2 Description of creditor ranking
Common Equity
(most junior)
1
Preferred Shares
(Additional tier 1)
Subordinated
debt

Unsecured loans and
other pari passu
liabilities (most senior)
3 Total capital and liabilities net of credit risk mitigation

15,951

1,200

4

4,604

21,759
4 Subset of row 3 that are excluded liabilities
5 Total capital and liabilities less excluded liabilities (row 3 minus row 4)

15,951

1,200

4

4,604

21,759
6 Subset of row 5 that are eligible as TLAC

15,951

1,200

4

4,586

21,741
7 Subset of row 6 with 1 year ≤ residual maturity < 2 years
8 Subset of row 6 with 2 years ≤ residual maturity < 5 years

1

4,586

4,587
9 Subset of row 6 with 5 years ≤ residual maturity < 10 years

2

2
10 Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities
11 Subset of row 6 that is perpetual securities

15,951

1,200

1

17,152
1 Equity attributable to shareholders, which includes share premium and reserves.
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse Holdings (USA), Inc. consolidated

89
Credit Suisse Holdings (USA), Inc. consolidated
Quarterly |

The table below provides information about the

regulatory capital components and capital, liquidity and leverage ratios of

Credit Suisse Holdings

(USA), Inc.

consolidated,

based on

Basel Committee on

Banking Supervision

(BCBS) Pillar 1
requirements and in accordance

with US Basel III rules.
Effective 1 October 2022 and through 30 September 2023, Credit

Suisse Holdings (USA), Inc. is subject

to a stress capital
buffer

(an

SCB)

of

9.0%,

in

addition

to

the

minimum

capital

requirements.

The

SCB

was

determined

by

the

Federal
Reserve Board (the

FRB) following

the completion

of the 2022

Comprehensive Capital

Analysis and Review

(the CCAR)
based on

Dodd–Frank

Act Stress

Test (DFAST)

results

and planned

future

dividends.

Based on

the

results of

the

2023
CCAR,

the

SCB

has

been

adjusted

to

7.2%

effective

1 October

2023.

The

SCB,

which

replaces

the

static

capital
conservation buffer of 2.5%, is subject to change on an

annual basis or as otherwise determined by the FRB.

During

the

second

quarter

of

2023,

the

common

equity

tier 1

(CET1)

ratio

of

Credit

Suisse

Holdings

(USA),

Inc.
consolidated increased to 50.5% from 39.3%, as risk-weighted assets (RWA) decreased by USD 10.4bn to

USD 21.3bn,
which outpaced losses

for the quarter.

The decrease in RWA

was driven by decrease

s

of USD 6.6bn in market

risk RWA
and USD 3.8bn in credit risk RWA. Leverage ratio exposure, calculated on an average basis, decreased by USD 13.0bn to
USD 42.8bn, due to reductions in virtually all asset categories

,

driven by overall business and risk reductions.
The

average

liquidity

coverage

ratio

(the

LCR)

of

Credit

Suisse

Holdings

(USA),

Inc.

consolidated

increased
153.6 percentage points to

293.0%,

mostly driven

by a

USD 5.9bn decrease in

net cash outflows,

the largest

components
of which were reductions in unsecured funding and a reduction of mark-to-market risk on derivatives.
The

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse

Holdings

(USA),

Inc.

consolidated

remained

well

above

the
regulatory requirements

of 100%,

at

219.6%

for the

second

quarter

of 2023,

an increase

of

29.8 percentage

points
compared with

189.8% in

the first

quarter of

2023. The

NSFR was

driven by

a USD 3.1bn

decrease in

required stable
funding, which

was due

to a

reduction of the

loans and

securities held and

a decrease

in deferred

tax assets.

This was
partly offset

by a

USD 2.5bn decrease

in available

stable

funding, which

was mainly

due to

changes in

the wholesale
funding tenor structure, as well as a small reduction in regulatory capital.
KM1: Key metrics
1
USD m, except where indicated
30.6.23 31.3.23 31.12.22 30.9.22 30.6.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

10,759

12,491

12,405

13,041

14,775
2 Tier 1

11,282

13,013

12,928

13,563

15,297
3 Total capital

11,348

13,080

13,037

13,668

15,407
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

21,313

31,762

44,644

52,368

60,473
4a Minimum capital requirement
2

1,705

2,541

3,572

4,189

4,838
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

50.5

39.3

27.8

24.9

24.4
6 Tier 1 ratio (%)

52.9

41.0

29.0

25.9

25.3
7 Total capital ratio (%)

53.2

41.2

29.2

26.1

25.5
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

9.0

9.0

9.0

6.9

6.9
9 Countercyclical buffer requirement (%)

0.3

0.3

0.3

0.0

0.0
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)
11a US total bank specific capital buffer requirements (%)

9.3

9.3

9.3

6.9

6.9
12
CET1 available after meeting the bank’s minimum capital requirements (%)
3

45.2

33.2

21.2

18.1

17.5
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

42,798

55,789

65,298

87,803

96,491
14 Basel III leverage ratio (%)
4

26.4

23.3

19.8

15.4

15.9
14a Total Basel III supplementary leverage ratio exposure measure

51,448

66,825

78,593

98,033

107,010
14b Basel III supplementary leverage ratio (%)
4

21.9

19.5

16.4

13.8

14.3
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

17,043

16,740

17,383

25,246

32,994
16 Total net cash outflow

6,271

12,181

11,884

7,727

13,169
17 LCR (%)

293.0

139.4

150.1

404.2

257.9
Net stable funding ratio (NSFR)
18 Total available stable funding

25,031

27,503
19 Total required stable funding

11,434

14,527
20 NSFR (%)

219.6

189.8
1 The net stable

funding ratio requirement became

effective as of 1 July

2021 and related disclosures

came into effect in the

second quarter of 2023.

2 Calculated as 8% of

total RWA, based on

total minimum
capital requirements, excluding CET1 buffer

requirements.

3 Reflects the CET1 ratio that

is available for meeting buffer

requirements. Calculated as the

CET1 ratio less the BIS CET1 ratio

minimum requirement of
4.5% and after considering, where applicable, CET1 capital that was used to meet the BIS additional tier 1 minimum requirement of 1.5% and/or the BIS tier 2 minimum requirement of 2% under Pillar 1.

4 On the
basis of tier 1 capital.

5 Figures are calculated on a quarterly average.
▲

30 June 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse Holdings (USA), Inc. consolidated

90
Material sub-group entity – creditor ranking at legal entity level
Semi-annual |
The TLAC2 table below provides an overview

of the creditor ranking structure

of Credit Suisse Holdings (USA),
Inc. on a consolidated basis.
As of

30 June 2023,

Credit Suisse

Holdings (USA),

Inc. had

a total

loss-absorbing capacity

(TLAC) of

USD 14.3bn after
regulatory

capital

deductions

and

adjustments.

This

amount

included

tier 1

capital,

excluding

minority

interests,

of
USD 11.3bn and

USD 3.0bn of

internal long-term debt

that was

eligible as internal

TLAC issued

to Credit

Suisse AG, a
wholly owned subsidiary of the UBS Group AG resolution

entity.
TLAC2: Material sub-group entity – creditor ranking at legal entity level

As of 30.6.23 Creditor ranking Total
USD m 1 2 3 4
1 Is the resolution entity the creditor / investor? No No No No
2 Description of creditor ranking
Common Equity
(most junior)
1
Preferred Shares
Subordinated
debt

Unsecured loans and
other pari passu
liabilities (most senior)
3 Total capital and liabilities net of credit risk mitigation

10,642

550

6,007

17,199
4 Subset of row 3 that are excluded liabilities

0

0

0

0
5 Total capital and liabilities less excluded liabilities (row 3 minus row 4)

10,642

550

6,007

17,199
6 Subset of row 5 that are eligible as TLAC

10,642

550

3,000

14,192
7 Subset of row 6 with 1 year ≤ residual maturity < 2 years

0

0

0

0
8 Subset of row 6 with 2 years ≤ residual maturity < 5 years

0

0

1,000

1,000
9 Subset of row 6 with 5 years ≤ residual maturity < 10 years

0

0

1,000

1,000
10 Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities

0

0

1,000

1,000
11 Subset of row 6 that is perpetual securities

10,642

550

0

11,192
1 Equity attributable to shareholders, which includes share premium and reserves.
▲

30 June 2023 Pillar 3 Report |
Appendix

Appendix
Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

International Financial
Reporting Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

30 June 2023 Pillar 3 Report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit-impaired
PD

probability of default
PIT

point in time
P&L

profit or loss
Q
QCCP

Qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFC

Swiss Federal Council
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may
appear in this particular report.

30 June 2023 Pillar 3 Report |
Appendix

Cautionary Statement

|

This report

and the

information contained

herein are provided

solely for

information purposes,

and are

not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on
Form

20-
F,
quarterly

reports

and

other

information

furnished

to

or

filed

with

the

US

Securities

and

Exchange

Commission

on

Form

6-K,

available

at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
UBS AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
Credit Suisse AG
By: _/s/

Simon Grimwood __________
Name:

Simon Grimwood
Title:

Chief Financial Officer
By: _/s/

Damian Vogel

_____________
Name:

Damian Vogel
Title:

Chief Risk Officer
Date:

August 31, 2023